P.E 7/1/05

1-5517



Scientific Atlanta INC



05067390

innovation **creating opportunity**

2005

Annual Report



SEC MAIL PROCESSING
RECEIVED
SEP 28 2005
WASH. D.C. 213 SECTION

PROCESSED
SEP 29 2005
THOMSON FINANCIAL

Financial Highlights

Scientific-Atlanta, Inc. and Subsidiaries

(Dollars in Thousands, Except Per Share Data)		2005		2004		2003
Sales	$	**1,910,892**	$	1,708,004	$	1,450,353
Net Earnings	$	**210,760**[2]	$	218,001[3]	$	100,345[4]
Earnings Per Share[1]	$	**1.36**[2]	$	1.41[3]	$	0.65[4]
Stockholders' Equity	$	**1,980,960**	$	1,803,357	$	1,481,241
Stockholders' Equity Per Share	$	**12.96**	$	11.76	$	9.91

(1) Per share amounts are diluted earnings per share.

(2) Includes a net after-tax charge of $22.2 million from the settlement of pending litigation and a cross-licensing agreement with Gemstar-TV Guide International, Inc. (Gemstar) and a pre-tax and after-tax charge of $20.0 million from the accrual for a tentative settlement with the Securities and Exchange Commission (SEC). These items totaled to a net after-tax charge of $42.2 million, or $0.27 per share.

(3) Includes after-tax net gains of $7.2 million from the sale of certain marketable securities and investments in privately-held companies and a $16.0 million reduction in the current tax provision from a settlement with the Internal Revenue Service (IRS) related to amended income tax returns filed for fiscal years prior to fiscal year 2003. Also includes after-tax charges of $4.0 million related to a purchase price adjustment on the sale of a satellite networks business to ViaSat, Inc.; $1.5 million related to mark-to-market adjustments of various marketable securities and investments in privately-held companies; and $0.9 million related to various restructurings. These items totaled to a net after-tax increase to earnings of $16.8 million, or $0.11 per share.

(4) Includes after-tax charges of $13.1 million related to mark-to-market adjustments of various equity investments, $11.5 million related to various restructurings, and $4.3 million from the termination of a contract with a cable operator in Germany; and a net after-tax gain of $3.0 million from the sale of various marketable securities. These items totaled to a net after-tax charge of $25.9 million, or $0.17 per share.

Note: Scientific-Atlanta's fiscal year ends on the Friday closest to June 30 of each year.


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Five things we'd like you to know about the markets we serve:

To our shareholders,

Fiscal year 2005 was an excellent year for Scientific-Atlanta. We grew our sales by 12 percent to $1.91 billion.

Net income for fiscal year 2005 was $211 million or $1.36 per share, including a charge for a settlement with Gemstar and an accrual for a tentative settlement with the Securities and Exchange Commission, which together had an after-tax effect of $42 million, or $0.27 per share. This compares with net income of $218 million or $1.41 per share last fiscal year, which included a gain on the sale of an equity investment and a favorable income tax settlement relating to certain fiscal years prior to fiscal year 2003. These gains were partially offset by a settlement with ViaSat, Inc. Together, these items contributed $17 million to net income in fiscal year 2004, or $0.11 per share.

Our results demonstrate that our strategy is working well.

Digital video recorders (DVRs) have become very popular with consumers, and according to Forrester Research, over 28 million U.S. households are expected to have DVRs by 2008. In fiscal year 2005, our shipments of DVRs grew to 1.9 million units, compared to 1.1 million units last fiscal year and 386 thousand units in fiscal year 2003. Increasing consumer demand for high-definition (HD) television is reflected in our product mix: more than half of the DVRs we shipped in the fourth quarter of fiscal year 2005 were high-definition units.

"We are well positioned to serve healthy, growing markets."

Increasingly, consumers around the world choose Voice over Internet Protocol (VoIP) technology, which offers significantly more features, often at a lower price. Voice modems are now our fastest growing product line.

We shipped 815 thousand voice modems this year, almost nine times the number we shipped last fiscal year. Over 45 percent of our voice modem shipments have been to customers outside the United States, helping to drive international sales to $442 million, the highest in eight years. We believe that we have the innovative products and the resources in place to continue to grow our international presence.

The Market for Network-Delivered Services

The United States market for entertainment, information and communications products and services is very large — approximately $628 billion in 2005, or five percent of gross domestic product (GDP). Around the world, markets for these products and services are substantial. The mode of delivery in these markets is changing, as many of these offerings migrate from physical delivery to network delivery. Music, gaming and photography are obvious examples.

The portion of this market that we serve is best described as "network-delivered services." In general, these services don't involve the physical distribution of consumable products. Instead, services are provided to consumers over optical and electronic networks. During the last 10 years, the delivery of these services has undergone tremendous change — from analog to high-definition digital video systems, from broadcast to on-demand services, and from a single service to bundled entertainment, information and communications services. We serve these markets indirectly by providing the products and professional services that allow our customers to deliver services to consumers.

Network-delivered services are growing rapidly in the United States and around the world. Consumer interest in on-demand television services, higher resolution video content, high-speed data and VoIP services is strong. And, as technological change accelerates, service providers that previously delivered one or two services are now seeking to offer many services over a single network. This trend is accelerating competition among service providers and offers Scientific-Atlanta increased opportunities.



Consumers want more storage choices. Our new MCP-100 DVR will include a DVD player and recorder.

Chairman of the Board, President and Chief Executive Officer, Jim McDonald

Consumer Demand

Consumer demand drives the market for network-delivered services. It also drives our business. You can find a lot of evidence for this thesis at your local consumer electronics store, where sales of high-definition television products are reaching an inflection point.

The Consumer Electronics Association estimates that more than 16 million HD-ready televisions have been sold to date, and another seven million are expected to be sold by the end of this calendar year. We expect the vast majority of these to be connected eventually to a high-definition, multi-channel video service.

Consumer interest in high-definition television has driven demand for our high-definition products. In fiscal year 2005, we shipped 1.4 million high-definition set-tops, an increase of 145 percent over last year.

In response to consumer demand for a whole-house DVR solution, we introduced our Explorer® 8300™ Multi-Room™ system this year. We expect to introduce our MCP-100™ DVR, which includes a DVD player and recorder, in fiscal year 2006.

Increasingly, our customers are bundling video, data and voice offerings for a single monthly price. Consumer response has been encouraging. We expect that, over time, these services will become more tightly integrated. For example, our customers are exploring ways in which video can be available through the cable modem and caller information can be displayed on the television.

This consumer-driven demand is good for Scientific-Atlanta because it gives network service providers confidence to spend capital on improving the capabilities of their networks. These network enhancements can result in greater consumer loyalty, higher monthly revenues, or ideally, both.

Rapid Technological Change

Markets for network-delivered services are characterized by rapid technological change. This technological change is evident in the consumer services themselves; higher data rates are improving both entertainment and information services, and storage in both the network and the set-top is having a profound effect on the television watching habits of millions of consumers.

Service providers also are adopting new technologies to improve the capacity, capabilities and operations of their networks. Three examples of technological change that benefit our business include digital compression, network security and network architectures.

The MPEG-2 digital compression technology that was introduced 10 years ago allowed service providers to transmit 10 or more standard-definition (SD) television channels in the same bandwidth that is used to transmit only one analog channel. New advanced digital video compression technologies, like MPEG-4 part 10/H.264 and VC-1, now allow as many as 20 SD channels in that same bandwidth. This provides a great opportunity for our customers to offer more services, such as expanded high-definition programming, over their networks.

We have built on the important role we played in developing portions of the intellectual property for the MPEG-2 video standards by taking a leadership role in the implementation of advanced digital video compression technology. We supply products that incorporate these capabilities to both cable and telephone companies.

Network security is at the heart of our customers' business models: they provide entertainment services to consumers in exchange for a fee. We help protect valuable programming content with PowerKEY® security technology, incorporated into more than 20 million Explorer digital set-tops. We are developing a more flexible security system that employs PowerKEY security to accommodate a wider variety of network devices. It will be downloadable over the network to the set-top or any device the service provider chooses. In July 2005 we demonstrated a prototype of this capability for the Federal Communications Commission.

Even the basic design, or architecture, of these networks is changing. Over the entire history of television, the predominant method of transmission has been broadcasting: a program is transmitted from a single location, and all authorized subscribers at the other end of the network (whether over-the-air, cable, fiber or satellite) receive it. For a variety of reasons, service providers are now working to implement switched digital networks that deliver programs to only those homes that request them. This benefits service providers, who can free-up bandwidth for other uses. It also benefits consumers, who can get access to a dramatically wider range of niche programming. We are a leader in the migration to switched entertainment networks, working with several network operators on switching technologies.

These changes are good for us because we are at the forefront of development and deployment of these technologies.

Competition for Consumers

Today's consumers demand choices: they expect combinations of video, data and voice services at attractive prices, and they want them now. To meet those demands, service providers also need choices — the types of choices Scientific-Atlanta can provide. Increasingly, our customers rely on us to help them take advantage of consumer demand, while improving their competitive position.


GUIDE
LIST
LIVE

One of our most significant achievements this year was the announcement that SBC Communications, Inc. (SBC) awarded us a multi-year contract with an estimated value of up to $195 million to provide IP-based video equipment, including advanced encoders and systems integration services for Project Lightspeed. Through this initiative, SBC plans to deliver a variety of services, including switched digital television. In addition, early in fiscal year 2006, we were named as a supplier of IP set-tops to SBC.

In data services, DSL (digital subscriber line) offerings compete for market share against cable modem services. Increasingly, voice service is joining video and data as a third dimension of competition. Cable operators worldwide are beginning to offer voice services over their IP networks that compete with traditional wireline telephone services.

"We are confident in our ability to meet the opportunities and challenges of the year ahead."

This competition benefits us because each of these network operators is motivated to enhance its network to provide the services consumers demand. These network enhancements require considerable investment. The evidence from the past year is clear: service providers in the United States and abroad are spending more money on capital equipment. In many cases, it is the kind of equipment we sell.

Our Sustainable Competitive Advantage

Scientific-Atlanta's competitive advantage in the market for network-delivered services is built upon our technological expertise and customer relationships. Our advantage also is related to the breadth of our ability to deliver, maintain and extend end-to-end networks. Increasingly, customers in diverse markets are turning to Scientific-Atlanta, not just for the products we sell, but for our expertise in the creation of end-to-end networks that deliver value to consumers by delivering value to the service providers.

Our capabilities reflect the depth and breadth of our employees' talent. We ended the year with over 1,400 engineers, more than a quarter of whom have advanced degrees. Many of our employees have been with us for years and have invested their careers in video technology and, more recently, data and voice communications. Scientific-Atlanta's technical capability is complemented by almost 5,000 highly capable manufacturing and logistics employees in Juarez, Mexico; Kortrijk, Belgium; and other locations around the world. The value of our people cannot be overstated.

Summary

We are well positioned to serve healthy, growing markets. Our end-to-end product and service capabilities are increasingly in demand by customers around the globe. And, we have diversified our customer base to include telephone companies. Our results in fiscal year 2005 reflect the success of our strategy, and we are confident in our ability to meet the opportunities and challenges of the year ahead.



Jim McDonald
Chairman of the Board,
President and Chief Executive Officer

It's a consumer-driven market. That's great for our customers.

Consumers are in control. We now can watch TV on our own terms. No more broadcast schedules — we watch our favorite programs when we want. We hit the pause button when we need to. And we're now accustomed to picture quality that few could imagine just a short time ago.

High-definition TV changes everything.

High-definition (HD) television is now widely available, and consumers love it. The Consumer Electronics Association estimates that more than 16 million HD-ready televisions have been sold. We estimate that approximately seven million more will be sold across the United States by the end of calendar year 2005. In the next couple of years, it's likely that most new TVs sold in the U.S. will be HD sets. International markets are beginning to adopt high-definition, too.



TV sets in US HH (mil.)
400
350
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250
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100
50
0
Total TV Sets
HDTV Sets
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

A dramatic increase in HDTV sales will help create opportunities to sell new HD set-tops to replace standard-definition models.

Source: Kagan Research and company estimates.



Michael P. Harney
Senior Vice President, President, Subscriber Networks

"Compare the popularity of cell phones, PDAs and portable music players with the situation just five years ago. It's easy to see how the consumer's appetite for personalized and on-demand access to digital content has grown and is also fundamentally driving the future of our marketplace."



H. Allen Ecker
Executive Vice President

"Consumers enjoy the convenience of receiving video, high-speed data and voice services from a single supplier. Service providers have started to compete for this business using our standard-definition and high-definition set-tops, cable modems and video delivery expertise."



For Scientific-Atlanta, high-definition is a significant opportunity. According to our estimates, only six or seven million HD televisions have been connected to a high-definition service through either cable or satellite. Over time, we expect the vast majority of these televisions (and the millions of new HDTVs sold every year) to be connected to an HD service provider. That means we have the opportunity to sell new HD set-tops to replace older standard-definition digital set-tops.

Adoption of HD video also means that service providers need more bandwidth to offer increasing numbers of high-definition channels. We provide transmission products to cable operators and telephone companies that help them keep up with the demand for bandwidth that these services drive.

On-demand television is a hit with consumers.

The convenience and ease of use of the digital video recorder, or DVR, make it the new "must have" accessory in home entertainment systems. The *stop/pause/rewind/play my recorded show/obey my every command* capability of these devices is the new standard. Time Warner Cable has led the cable industry in DVR deployment, with more than 20 percent of digital subscribers already enjoying the convenience and ease of use of DVR service.

We like DVR because it gives service providers a great opportunity to delight consumers while generating more revenue. Our sales of DVRs have grown rapidly in the last two years.

This year, we introduced our Multi-Room™ DVR, which allows programming recorded in one room to be viewed throughout the home. In the coming year, we expect to introduce a DVR with a built-in DVD player and recorder. Because consumers want more.

Video-on-demand services also are growing rapidly in popularity. Comcast regularly offers 3500 content titles on their systems. How much do consumers like it? In June, Comcast subscribers viewed on-demand content 112 million times, and Comcast reported that they were on track to reach one billion on-demand views in calendar year 2005.

A consumer-driven market is good for Scientific-Atlanta. We lead with innovative products that allow our customers — the service providers — to meet the needs of consumers.



Our DVR with DVD read/write will give operators the opportunity to give consumers what they want — more storage options for creating personal video libraries.




Scientific Atlanta

Our new Digital Content Manager and advanced encoders will take video processing capabilities to a new level as service providers migrate to all-digital networks.



Dwight B. Duke
Senior Vice President, President, Transmission Network Systems

"The introduction of advanced digital video compression technologies is the genesis for helping service providers deliver more video content through their access networks."



Technology must keep up with consumer demand.

New services mean new technology — in the home and in the network. We do both.

The demand for high-definition television and on-demand services, along with high-speed data and Voice over Internet Protocol (VoIP), is driving technological change. This is a trend for which we see no end.

Encoding technology is changing rapidly.

Encoding divides the television picture into small pieces of information and compresses it so the image can be sent efficiently over a network. Ten years ago, Scientific-Atlanta established itself as a leader in encoding technologies when we helped to introduce MPEG-2 video standards, which allowed the transmission of 10 standard-definition (SD) digital television channels in the bandwidth of a single analog channel. Now, MPEG-4 part 10/H.264 and VC-1 compression allow the transmission of as many as 20 SD digital channels in the same bandwidth with equivalent video quality. These advanced digital compression technologies also can enable network operators to respond to consumer demand for more high-definition programming.

Scientific-Atlanta is a leader in new encoding technologies.

For cable operators and telephone companies alike, these new technologies come none-too-soon. They can allow operators to offer more channels of standard-definition or high-definition television, or they can free up bandwidth for other applications, like high-speed data or telephone service. These technologies are critical to the network we are helping to build for SBC Communications, Inc. (SBC).

Over time, new set-tops with advanced encoding technologies may replace some of the tens of millions of MPEG-2 set-tops currently in use.

Switched digital video represents another dramatic change to video architecture.

The drivers behind this shift toward switched digital video are twofold. Telephone companies face bandwidth limitations on their twisted-pair access networks, yet switching enables them to offer a competitive set of content and services. Cable companies want to offer segmented content — foreign language programming and out-of-region college sports are two examples — and switching can offset the resulting increase in demand for bandwidth. We believe that we have the expertise to help both customer sets offer new services based on this approach.

We expect that storage will continue to create new opportunities. Disk storage in the network makes video-on-demand possible; a DVR relies on disk storage in the set-top. By incorporating a DVD player and recorder in our next-generation product, we enable archival storage — for the video content that you want to keep virtually forever. That same technology introduces the possibility for mobility, in which the DVD might be played just about anywhere.

Technology continues to provide opportunities for a more personalized entertainment experience. Our innovative products turn these opportunities into reality.


1 Analog Channel
10 Digital Channels
(MPEG-2 Compression)
20 Digital Channels
(MPEG-4 Compression)

Advanced encoders will help deliver twice the programming of previous-generation technology to maximize the delivery capability of existing bandwidth.

Services stimulate competition. Competition is good for consumers.

Consumers have choices. DSL or cable modem. TV service from cable, a satellite provider or, in the near future, a telephone company. As a result, service providers are investing more money to compete for consumers. We sell products that can be customized by a variety of network operators to help them to compete for subscribers.

The increasing control consumers have results from increasing competition.

Ten years ago, digital technology stimulated competition for multi-channel video service. Until that time, all TV was analog, which could not be efficiently transmitted over satellite. Digital compression enabled satellite broadcasters to offer 10 times as many channels as they could before, while reducing the satellite antenna to the size of a pizza. The resulting competition for subscribers has benefited consumers by accelerating the introduction of new services like digital video recorders, video-on-demand and high-definition television.

Today, new technologies are enabling telephone companies to enter the television market. Next-generation DSL technologies, coupled with new compression and switching capabilities, are being combined to build IP television systems for several major service providers.

We're helping SBC, one of the regional Bell operating companies, build the largest U.S. IPTV network to date. Other telephone companies are deploying optical fiber all the way to consumers' homes. All of these networks, when completed, are expected to deliver even more options to consumers.

In many cities, consumers now have a choice of local telephone service providers. A new generation of cable modems allows cable operators to offer phone service. In its first year of availability from cable operators, VoIP service has been adopted by more than a million subscribers around the world, and the pace of adoption is accelerating. In fiscal year 2005, voice modems were our fastest growing product line.



Consumers want bundled services.

Increasingly, consumers are choosing "bundled" services — some combination of video, data and voice. Cox Communications has indicated that almost half of their six million customers subscribe to more than one service.

Ultimately, we believe that today's video, voice and data services will become entertainment, communications and information services. The possibilities are already emerging, including video-rich websites, video phones, and the convergence of television programming and interactive information services.

Scientific-Atlanta leads with innovative products that provide more choices for consumers.



A new generation of extremely powerful, cost-effective IP set-tops will enable operators to deliver a high-impact entertainment experience to consumers while meeting their business objectives.

An end-to-end video system is very complex. We tackle the complexity so our customers don't have to.

Consumer demand is driving service providers to introduce new, differentiated services. And, for our customers, time to market is becoming increasingly critical. Delivery of these new services is requiring increasingly complex and highly integrated systems.

We deliver working systems to customers with a variety of business models around the world.

Our ability to deliver, maintain and extend these working systems is a huge competitive advantage. More and more, customers in diverse markets are turning to Scientific-Atlanta not only for the products we sell, but also for the professional services that turn products – ours and others' – into end-to-end networks.

Here are two recent examples:

- Telewest Broadband, the second largest cable operator in the United Kingdom, announced this year that they will launch a DVR service using our new Explorer 8300DVB™ DVR set-top. Although a number of software and network components will be supplied by other companies, Scientific-Atlanta was selected to lead the system design and integration process because the customer recognized our extensive interactive video experience and innovation.
- Scientific-Atlanta signed a multi-year agreement with SBC to design, build and activate the IP Video Super Hub Offices, IP Video Hub Offices and an IP Video Operations Center for its Project Lightspeed network. This advanced network will be able to deliver video, voice and data services to 18 million households in the SBC 13-state service area. Scientific-Atlanta's extensive experience with video networks enables us to provide SBC with comprehensive, proven system design and integration services.

Systems integration and services are capabilities that are built on people and experience. At Scientific-Atlanta, we have both.



J. Lawrence Bradner
Senior Vice President,
President, SciCare Broadband Services

"Clearly, the advancement of technology is a key competitive differentiator for our customers, and our ability to integrate, deploy and maintain these advancements with a high level of quality and reliability is what sets Scientific-Atlanta apart."



Robert C. McIntyre
Senior Vice President
and Chief Technical Officer

"Development of switched digital architectures demonstrates the importance of our in-depth understanding of how the entire network operates – from the video origination site to the consumer's home – to create opportunities for the successful launch of next-generation services."



It's not enough to design a system compatible with local standards. Systems must be compatible with local people.

Demand for network-delivered services around the world is driving Scientific Atlanta's business. Our innovative products, end-to-end systems expertise and ability to provide support to customers are valued abroad as much as they are in the United States.

Television Programming

We support television programmers around the world. This year, Turner Broadcasting System (TBS) International, Inc. selected a Scientific-Atlanta MPEG-2 digital encoding platform to replace its existing digital equipment for distribution of Turner programming in Europe. The Golf Channel installed a new digital content distribution system, including encoders, receivers, conditional access, and network management and control, to deliver digital programming to North America, Asia and Europe.

Multi-channel Television Service

Scientific-Atlanta's digital video recorder technology will be used to launch Telewest Broadband's DVR service in the United Kingdom in 2005 using our new Explorer 8300DVB set-top. Scientific-Atlanta's technology leadership and flexibility to adapt to the specific requirements of the United Kingdom market were key factors in our selection as the exclusive DVR supplier to Telewest Broadband for a two-year period.

Broadcast Television

By listening to our customers and understanding the new applications they plan to deploy in their networks, we continue to introduce best-in-class products. Our growth in the broadcast market continues to be driven by DVB-T (Digital Video Broadcast-Terrestrial standard) deployments as governments across Europe and Asia mandate the switch-off of analog signals to complete a migration to all-digital service.

DVB-T deployments have been especially popular with broadcasters in Europe. Italian public broadcaster RAI is using our DVB-T digital transport platform to distribute its DTH (Direct to Home) European satellite programs and national digital terrestrial programming. One of the largest German public broadcasters, Bayerischer Rundfunk, is using a Scientific-Atlanta DVB-T platform for its shift from analog to digital program distribution in Bavaria. In addition to encoding, decoding and multiplexing equipment, Bayerischer Rundfunk also deployed the ROSA™ Network Management and Element Management systems.

Telephone Service

Our voice products are meeting with success around the world. In recent quarters, more than 40 percent of our shipments of voice modems have been sold to customers in Europe.

Our strategy for success around the world is built on local presence. Sales, marketing and, in many areas, engineering teams customize products and services to the needs of customers in the region. Our strategy is working; we ended the fiscal year with the highest quarterly international sales in the company's history.



Patrick M. Tylka
Senior Vice President,
President, Worldwide Sales

"We're experiencing growing interest in DVR and Voice over IP products in international markets, along with higher levels of attention to switched digital video, creating an opportunity-rich environment for Scientific-Atlanta products and expertise."



As more operators began to launch voice service to complement video and high-speed data services, voice modems became our fastest growing product line in fiscal year 2005.


WebSTAR

In Fiscal Year

2005

we delivered results through consistent execution day-in and day-out, all around the world. . .

We've built a disciplined organization that takes nothing for granted. This is critical to our customers, who build their businesses on our capabilities. They require continual improvement in performance, and they demand competitive prices. We deliver through attention to detail in product development, procurement, manufacturing, customer service and every other function of our business.

Our discipline extends to our management of the company's assets. In a year of higher sales, we improved our inventory management, ending the year with a best-in-class performance of 11 inventory turns. And, we continue to generate significant cash flow.

We bring our disciplined approach to the support of the communities in which we operate. From fundraising leadership in Atlanta for cancer research to funding school programs in Juarez, Mexico, our employees give back to their communities.



Wallace G. Haislip
Senior Vice President,
Finance and Operations

"Our success is built on three fundamentals — our business strategy, a highly disciplined approach to every area of our operations and an incredibly talented group of people who create new opportunities for our customers through the solutions we deliver."

Julian W. Eidson
Senior Vice President,
Chief Financial Officer and Treasurer

"We strive to be disciplined throughout our business to ensure that each process produces accurate, repeatable results. This year, through our focus on achieving Sarbanes-Oxley compliance, we have made good processes even better."



. . . to leading companies that are expanding consumers' choices for entertainment, information and communications services.


TIME WARNER
CABLE

Bayerischer
Rundfunk

bright house
NETWORKS

CABLEVISION


Charter
get hooked.

CNN

comcast.

com hem

COX
COMMUNICATIONS


FOX

Lifetime

ntl:

OUTDOOR

PanAmSat
Bringing The World To You

ROGERS


SES AMERICOM
An SES GLOBAL Company

SONY
PICTURES
TELEVISION
INTERNATIONAL

VOA
Voice of America

Telewest
Broadband

Telstra


Adelphia
GET. WATCH. DO. WHAT YOU WANT.

Turner
A TimeWarner Company

VIDÉOTRON
QUEBECOR MEDIA

TDC
Kabel TV
kom nærmere


Discovery
CHANNEL

cablecom

AFRTS

OCN
东方有线

BGCTV


GSN

IBB

Kabel in NRW.

numericable

NYRA


VIACOM.

FOX
SPORTS
ESPAÑOL

auna

TRE FOR
Bredbånd

Broadcast Service


AFN
American Forces Network

COMCOR
moscow telecommunication corporation

Intelsat.


Financial

Statements

Fiscal Year 2005
Scientific-Atlanta, Inc. and Subsidiaries

Contents | Page

Statistical Summary

(Dollars in Thousands, Except Per Share Data)	**2005**	2004	2003	2002	2001
Sales	**$ 1,910,892**	$ 1,708,004	$ 1,450,353	$ 1,671,117	$ 2,512,016
Net Earnings	**$ 210,760**[1]	$ 218,001[2]	$ 100,345[3]	$ 104,384[4]	$ 333,674[5]
Earnings Per Share	**$ 1.36**[1]	$ 1.41[2]	$ 0.65[3]	$ 0.66[4]	$ 1.99[5]
Cash Dividends Paid Per Share	**$ 0.04**	$ 0.04	$ 0.04	$ 0.04	$ 0.04
Working Capital	**$ 1,596,907**	$ 1,402,010	$ 1,050,007	$ 990,741	$ 1,154,611
Total Assets	**$ 2,589,833**	$ 2,269,627	$ 1,918,629	$ 1,914,627	$ 2,002,828
Stockholders' Equity	**$ 1,980,960**	$ 1,803,357	$ 1,481,241	$ 1,436,791	$ 1,508,939
Gross Margin % of Sales	**37.4%**	37.2%	34.7%	35.0%	31.6%
Return on Sales	**11.0%**	12.8%	6.9%	6.2%	13.3%
Return on Average Stockholders' Equity	**11.1%**	13.2%	7.0%	7.3%	24.9%
Effective Tax Rate	**34.7%**	29.3%	34.0%	34.1%	34.6%

(1) Includes a net after-tax charge of $22.2 million from the settlement of pending litigation and a cross-licensing agreement with Gemstar and a pre-tax and after-tax charge of $20.0 million from the accrual for a tentative settlement with the SEC. These items totaled to a net after-tax charge of $42.2 million, or $0.27 per share.

(2) Includes after-tax net gains of $7.2 million from the sale of certain marketable securities and investments in privately-held companies and a $16.0 million reduction in the current tax provision related to a settlement with the IRS related to amended income tax returns filed for fiscal years prior to fiscal year 2003. Also includes after-tax charges of $4.0 million related to a purchase price adjustment on the sale of a satellite networks business to ViaSat, Inc.; $1.5 million related to mark-to-market adjustments of various marketable securities and investments in privately-held companies; and $0.9 million related to various restructurings. These items totaled to a net after-tax increase to earnings of $16.8 million, or $0.11 per share.

(3) Includes after-tax charges of $13.1 million related to mark-to-market adjustments of various equity investments, $11.5 million related to various restructurings, and $4.3 million from the termination of a contract with a cable operator in Germany; and a net after-tax gain of $3.0 million from the sale of various marketable securities. These items totaled to a net after-tax charge of $25.9 million, or $0.17 per share.

(4) Includes after-tax bad debt expense of $55.2 million related to the write-off of accounts receivable from Adelphia; after-tax charges of $18.6 million and $1.4 million related to restructurings and the mark-to-market adjustments of various investments, respectively; and an after-tax gain of $4.5 million from insurance proceeds. These items totaled to a net after-tax charge of $70.7 million, or $0.45 per share.

(5) Includes after-tax gains of $49.5 million from the sale of a portion of our investments in Bookham Technology plc and Wink Communications, Inc. and an after-tax charge of $7.1 million related to a tender for shares held by minority shareholders of a majority-owned subsidiary, PowerTV®. These items totaled to a net after-tax gain of $42.4 million, or $0.25 per share.

Note: Scientific-Atlanta's fiscal year ends on the Friday closest to June 30 of each year. Earnings per share are diluted earnings per share.

Condensed Consolidated Statements of

Financial Position

(In Thousands)	2005	2004
Assets		
Current Assets		
Cash and Cash Equivalents	$ **475,529**	$ 285,106
Short-Term Investments	**1,046,091**	1,012,510
Receivables, Net	**243,509**	219,172
Inventories	**129,070**	129,930
Income Taxes Receivable	**3,556**	18,903
Deferred Income Taxes	**31,381**	23,657
Other Current Assets	**28,560**	18,434
Total Current Assets	**1,957,696**	1,707,712
Property, Plant and Equipment, Net	**213,538**	184,584
Goodwill	**217,938**	235,209
Other Assets	**200,661**	142,122
Total Assets	$ **2,589,833**	$ 2,269,627
Liabilities and Stockholders' Equity		
Current Liabilities	$ **360,789**	$ 305,702
Long-Term Debt, Less Current Maturities	**6,240**	7,698
Other Liabilities	**241,844**	152,870
Stockholders' Equity	**1,980,960**	1,803,357
Total Liabilities and Stockholders' Equity	$ **2,589,833**	$ 2,269,627

Financial Position Highlights

Scientific-Atlanta had stockholders' equity of $2.0 billion and cash and short-term investments of $1.5 billion at July 1, 2005. The current ratio at July 1, 2005 was 5.4:1.

Cash and short-term investments were $1.5 billion at July 1, 2005, up from $1.3 billion at July 2, 2004 driven primarily by continued strong earnings; the receipt of income tax refunds related to returns filed for fiscal years prior to fiscal year 2003; and increases in accounts payable and accrued liabilities. During fiscal year 2005, we purchased 1.8 million shares of our stock for $50.7 million. No such purchases were made in fiscal year 2004.

Receivables were $243.5 million at year-end, up $24.3 million from the prior year. Average days sales outstanding were 44 days in fiscal year 2005, as compared to 45 days in the prior year. The year-over-year improvement in average days sales outstanding was due in part to the improved collections in fiscal year 2005 as compared to fiscal year 2004.

Inventory was $129.1 million at July 1, 2005, down slightly from the prior year. Inventory turnover improved to 9.3 turns in fiscal year 2005 from 8.4 turns in the prior year. The improvement in inventory turns was due primarily to increased sales and our continued focus on working capital management.

Income taxes receivable of $18.9 million at July 2, 2004 related to a settlement with the IRS from amended income tax returns we filed for fiscal years prior to fiscal year 2003. These refunds were received in fiscal year 2005.

Other assets of $200.7 million at July 1, 2005 included a receivable from Gemstar related to the settlement and cross-licensing agreements, capitalized software development costs, cash surrender value of company-owned life insurance, non-current deferred income taxes and various prepaid expenses. The year-over-year increase was due primarily to the receivable we recorded from Gemstar in fiscal year 2005.

Current liabilities include accounts payable, deferred revenue, accruals for compensation, warranty, settlements and various other miscellaneous items and income taxes payable. The year-over-year increase was related to accruals for the settlement and cross-licensing agreements with Gemstar and the tentative settlement with the SEC.

Debt consists of mortgages we assumed as the result of the acquisition of BarcoNet NV in fiscal year 2002.

Other liabilities of $241.8 million at July 1, 2005 were comprised of deferred compensation, an accrual related to the settlement and cross-licensing agreements with Gemstar, retirement and postretirement benefit plans, warranty obligations in excess of one year, deferred revenue and other miscellaneous accruals. The year-over-year increase was due primarily to the accrual related to the Gemstar agreements we recorded in fiscal year 2005.

Stockholders' equity was $2.0 billion at July 1, 2005, up $0.2 billion from the end of the prior year. Net earnings of $210.8 million and an increase of $33.1 million of equity from the issuance of common stock pursuant to employee benefit and other stock-based compensation plans were partially offset by the repurchase of 1.8 million shares of our common stock for $50.7 million; a decline of $9.4 million of accumulated other comprehensive income, primarily from unrealized losses on foreign currency translation; and dividend payments of $6.1 million.

Condensed Consolidated Statements of

Earnings

(In Thousands, Except Per Share Data)	2005	2004	2003
Sales	**$ 1,910,892**	$ 1,708,004	$ 1,450,353
Cost of Sales	**1,195,667**	1,073,202	947,581
Sales and Administrative Expense	**203,125**	199,151	191,837
Research and Development Expense	**163,543**	149,233	146,596
Settlement Expenses, Net	**53,333**	—	—
Restructuring Expense (Income)	**(291)**	1,325	17,446
Interest Expense	**761**	778	866
Interest Income	**(30,583)**	(16,785)	(22,731)
Other (Income) Expense, Net	**2,430**	(7,233)	16,660
	1,587,985	1,399,671	1,298,255
Earnings Before Income Taxes	**322,907**	308,333	152,098
Provision for Income Taxes	**112,147**	90,332	51,753
Net Earnings	**$ 210,760**	$ 218,001	$ 100,345
Diluted Earnings Per Share	**$ 1.36**	$ 1.41	$ 0.65

Earnings Highlights

Sales of $1.9 billion in fiscal year 2005 increased 12 percent over the prior year. The year-over-year increase was due to an increase in the number of digital set-tops and cable modems shipped which was partially offset by a decline in the shipments of transmission products.

Subscriber product sales of $1.4 billion in fiscal year 2005 increased by 18 percent from the prior year. During fiscal year 2005, we shipped a total of 4.2 million Explorer digital set-tops, up from 3.9 million shipped in the prior year. The growth in digital set-top shipments was led by an increase in the number of Explorer 8000™ digital set-tops shipped to 1.9 million units, including 906 thousand Explorer 8000 high-definition set-tops, up from 1.1 million units shipped during fiscal year 2004. The Explorer 8000 set-tops contain integrated hard drives and a single user interface for digital video recording capabilities. In addition, during fiscal year 2005, we shipped a total of 529 thousand non-DVR high-definition set-tops, up from 438 thousand shipped during fiscal year 2004. The Explorer 8000 set-top, in addition to high-definition set-top models, sells for a significantly higher average selling price than the average selling price for our earlier generation set-top models. The shift to a higher mix of Explorer 8000 and high-definition set-tops during fiscal year 2005 more than offset the price declines of our earlier generation set-top models. As a result, the combined average selling prices of all digital set-tops increased by more than 6 percent over fiscal year 2004, which also contributed to the increase in subscriber product sales.

Sales of cable modems totaled 2.4 million units, an increase from 1.3 million units shipped the previous year. Of the total 2.4 million units shipped during fiscal year 2005, 815 thousand units were voice modems (VoIP), an increase from 92 thousand units shipped last fiscal year.

Sales of transmission products totaled $462.5 million in fiscal year 2005, a decline of 4 percent compared to fiscal year 2004. A reduction in the sales of access network and headend products was the major source of the decline relative to last year.

International sales were $442.4 million in fiscal year 2005, a 28 percent increase from the prior fiscal year. Increases in digital set-top, cable modem, and transmission product shipments each contributed to the growth in international sales. Sales into the European region, Latin American region, and Canada were partially offset by a decline in sales into the Asia Pacific region.

Cost of sales, as a percent of sales, declined 0.2 percentage points in fiscal year 2005 from fiscal year 2004. The leverage associated with a 12 percent increase in sales, coupled with the continued benefits of cost reductions through product redesign, the increased effectiveness of procurement, and improved manufacturing efficiencies, more than offset the negative impact of declines in the average selling prices of set-top models and the increase in the sales of cable modem products, which have a lower gross margin than our company average.

Sales and administrative expenses were $203.1 million in fiscal year 2005, up $4.0 million over the preceding year. The year-over-year increase was primarily due to higher incentive accruals on performance-based plans related to our improved profitability and higher professional fees.

Research and development expenses were $163.5 million in fiscal year 2005, up approximately 10 percent from fiscal year 2004. Research and development expenses increased year-over-year primarily due to incremental hiring of engineers and the execution of several key technology license agreements related to new set-top designs. The year-over-year increase was offset partially by the higher capitalization of software development costs in fiscal year 2005 as compared to the prior year. During fiscal year 2005, we capitalized $21.6 million of software development costs, compared to $17.5 million in fiscal year 2004. The year-over-year increase in the capitalization of software development costs was driven primarily by increased costs associated with the development of our new media center products, including the costs of several technology license agreements; product enhancements for customers; and products for expansion into new markets. The new media center products will combine all the features of our current Explorer 8300™ platform, including a multi-tuner DVR, optional high-definition DVR, DOCSIS and Multi-Room DVR capability, with a built in DVD player and recorder. Research and development efforts continue to focus on advanced models of digital set-tops, network software enhancements and upgrades, data products and transmission products.

Settlement expenses, net of $53.3 million related to a settlement with Gemstar and a tentative settlement with the SEC. In the fourth quarter of fiscal year 2005, we finalized agreements with Gemstar regarding the settlement of pending litigation and a cross-licensing agreement. We also entered into a porting agreement under which we will assist Gemstar to port its interactive program guide (IPG) onto our Explorer set-top platform. Under these agreements, which have a term of up to nine and-a-half years, we will pay Gemstar approximately $154.4 million and Gemstar will pay us approximately $89.4 million. During the fourth quarter of fiscal year 2005, we recorded a charge of $33.3 million related to the settlement. The amount of the charge was based on the values assigned to certain set-tops shipped prior to the effective date of the agreement, July 4, 2005, and an estimate of future set-top shipments.

We previously reported on investigations by the SEC and the U.S. Department of Justice (DOJ) concerning our 2000 and 2001 marketing support agreements with Adelphia and Charter and the manner in which Adelphia and Charter accounted for these transactions. We recorded a $20.0 million reserve in the fourth quarter based on discussions with the staff of the SEC regarding a tentative settlement of its investigation. This reserve had a $20.0 million pre-tax and after-tax impact on earnings. We continue to cooperate with the DOJ with respect to its investigation.

Restructuring expense (income) related to worldwide headcount reductions in response to business declines and the consolidation of all of our Atlanta, Georgia manufacturing operations into our Juarez, Mexico facility initiated in fiscal year 2002.

Other (income) expense of $2.4 million for fiscal year 2005 included $4.5 million from losses on the other-than-temporary decline in the fair value of investments in privately-held companies. Other (income) expense also included losses on short-term investments, gains from the increase in the cash surrender value of life insurance, a gain from the reversal of a reserve following a favorable court ruling, partnership income, foreign exchange losses, and various other items, none of which was individually significant.

Condensed Consolidated Statements of

Cash Flows

(In Thousands)	2005	2004	2003
Net Earnings	**$ 210,760**	$ 218,001	$ 100,345
Adjustments to Net Earnings[1]	**76,149**	100,303	95,688
Changes in Operating Assets and Liabilities	**62,705**	5,116	165,419
Cash Provided by Operating Activities	**349,614**	323,420	361,452
Cash Used in Investing Activities	**(119,028)**	(289,658)	(183,621)
Cash Provided by (Used in) Financing Activities	**(40,163)**	55,407	(103,647)
Increase in Cash and Cash Equivalents	**190,423**	89,169	74,184
Cash and Cash Equivalents at Beginning of Year	**285,106**	195,937	121,753
Cash and Cash Equivalents at End of Year	**$ 475,529**	$ 285,106	$ 195,937

Cash Flow Highlights

The Condensed Consolidated Statements of Cash Flows summarize Scientific-Atlanta's main sources and uses of cash. These flows of cash provided or used are summarized by our operating, investing and financing activities.

Cash provided by operating activities was $349.6 million in fiscal year 2005, $26.2 million more than the prior year. The year-over-year increase was driven primarily by the net accruals of $53.3 million for the Gemstar and SEC settlements discussed earlier. The increase in these accruals was offset partially by increases in receivables and other assets of $24.3 million and $22.6 million, respectively.

Cash used in investing activities of $119.0 million in fiscal year 2005 included $75.6 million for capital expenditures, including the cash payment of $36.0 million for the purchase of buildings we had previously leased at our office site in Gwinnett County, Georgia, and net additional purchases of short-term investments of $43.9 million.

Cash used in financing activities of $40.2 million in fiscal year 2005 included $50.7 million used to repurchase 1.8 million of our shares of our common stock pursuant to a stock buyback program and dividend payments of $6.1 million. In addition, we generated $17.9 million from the issuance of common stock pursuant to stock option plans and the employee stock purchase plan.

(1) Primarily depreciation, amortization and stock compensation related to stock benefit plans in fiscal years 2005, 2004 and 2003, other-than-temporary declines in the market value of marketable securities and investments in privately-held companies in fiscal year 2003, and net gains on marketable securities, investments in privately held companies and warrants in fiscal years 2004 and 2003.

Note: *The Condensed Consolidated Statements of Financial Position, Earnings and Cash Flows are derived from the audited financial statements. The complete audited financial statements and related notes are included in the fiscal year 2005 Form 10-K. To obtain a copy of the Form 10-K, please refer to the instructions for Shareholder and Compliance Information inside the back cover of this Annual Report.*

Officers and

Board of Directors

Board of Directors:

James F. McDonald
Chairman of the Board,
President and Chief Executive Officer
Scientific-Atlanta, Inc.

Marion H. Antonini
Principal
Kohlberg & Company

James I. Cash, Jr.
Former James E. Robison Professor,
Harvard Business School

David W. Dorman
Chairman and Chief Executive Officer
AT&T Corporation

William E. Kassling
Chairman, President and
Chief Executive Officer
Wabtec Corporation

Mylle H. Mangum
Chief Executive Officer
International Banking Technologies

Terence F. McGuirk
Vice Chairman
Turner Broadcasting System, Inc.
Chairman and President, Atlanta Braves

David J. McLaughlin
President and Chief Executive Officer
Pentacle Press LLC

James V. Napier
Retired Chairman of the Board
Scientific-Atlanta, Inc.

Sam Nunn
Co-Chairman and Chief Executive Officer
Nuclear Threat Initiative

Corporate Officers:

James F. McDonald
Chairman of the Board,
President and Chief Executive Officer

H. Allen Ecker
Executive Vice President

J. Lawrence Bradner
Senior Vice President,
President, SciCare Broadband Services

Dwight B. Duke
Senior Vice President,
President, Transmission Network Systems

Julian W. Eidson
Senior Vice President,
Chief Financial Officer and Treasurer

Wallace G. Haislip
Senior Vice President,
Finance and Operations

Michael P. Harney
Senior Vice President,
President, Subscriber Networks

Brian C. Koenig
Senior Vice President,
Human Resources

Robert C. McIntyre
Senior Vice President and
Chief Technical Officer

Patrick M. Tylka
Senior Vice President,
President, Worldwide Sales

Michael C. Veysey
Senior Vice President,
General Counsel and Corporate Secretary

John A. Buckett II
Vice President, Corporate Development

Thomas C. Nilson
Vice President and Managing Director
Americas Sales Region

Staff, Business Unit and Regional Officers:

Luis Avila
Vice President,
Corporate Strategic Planning

Hector C. Baro
Vice President,
Worldwide Manufacturing

Steven D. Boyd
Vice President,
Controller and Principal Accounting Officer

Paul J. Connolly
Vice President, Transmission Networks
Emerging Businesses

W. Burchall Cooper
Vice President and General Manager
Subscriber Networks, Worldwide Cable
Product Strategy and Development

David B. Davies
Vice President, Subscriber Networks
Strategy and Product Marketing

Ward H. Dickson
Vice President, Worldwide
Financial Operations

Stephen E. Havey
Vice President and General Manager
Subscriber Networks North America
Business Unit

William H. Katherman
Vice President and Managing Director
Asia-Pacific Sales Region

Kenneth L. Klaer
Vice President and General Manager
Subscriber Networks International
Business Unit

Samson S. Lim
Vice President and General Manager
Subscriber Networks

John K. Morrow
Vice President, Strategy Development
Transmission Networks

Mark A. Palazzo
Vice President and General Manager
Transport and Access Networks Business Unit

Anthony J. Palermo
Vice President, Business Development
and Emerging Markets,
SciCare Broadband Services

Himanshu R. Parikh
Vice President and General Manager
Internet Protocol Subscriber Networks

Thomas B. Robey
Vice President, Investor Relations

R. Dean Rockwell
Vice President and General Manager
Digital Media Networks

Michael R. Stolorena
Vice President and Chief Compliance Officer

George L. Stromeyer
Vice President and Managing Director
Europe, Middle East, Africa Sales Region

Sandeep T. Vohra
Vice President, System Architecture
and Chief Technical Officer
Transmission Networks

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTIONS 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended July 1, 2005

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission File Number 1-5517

SCIENTIFIC-ATLANTA, INC.

(Exact name of Registrant as specified in its charter)

Georgia	**58-0612397**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification Number)**
5030 Sugarloaf Parkway Lawrenceville, Georgia	**30044**
(Address of principal executive offices)	**(Zip Code)**

770-236-5000

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.50 per share	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☑

As of December 31, 2004, the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing price of the Scientific-Atlanta common stock on such date was $5,001,230,852.

As of July 29, 2005, the Registrant had outstanding 153,204,131 shares of common stock.

Documents Incorporated by Reference:

Specified portions of the Proxy Statement for the Registrant's 2005 Annual Meeting of Shareholders are incorporated by reference to the extent indicated in Part III of this Form 10-K.

Table of Contents

* A copy of Scientific-Atlanta's Annual Report on Form 10-K, including financial statements and schedule, filed with the Securities and Exchange Commission for the fiscal year ended July 1, 2005, is included in the 2005 annual report to shareholders. Copies of any exhibit to the Form 10-K not included in the 2005 annual report will be furnished on request and upon the payment of Scientific-Atlanta's expenses in furnishing such exhibit. Any request for exhibit(s) should be in writing addressed to Michael C. Veysey, Senior Vice President and Corporate Secretary, Scientific-Atlanta, Inc., 5030 Sugarloaf Parkway, Lawrenceville, Georgia 30044.

PART I

In this Form 10-K, the words "Scientific-Atlanta," "we," "our," "ours," and "us" refer to Scientific-Atlanta, Inc. and its subsidiaries. For your reference, we have included a glossary of technical terms in Exhibit 99.2.

Our fiscal year ends on the Friday closest to June 30 of each year. Fiscal years 2005 and 2003 consisted of fifty-two weeks; fiscal year 2004 included fifty-three weeks. The references to fiscal year by date refer to our fiscal year ending in that particular calendar year; for example, fiscal year 2003 refers to our fiscal year ended June 27, 2003, fiscal year 2004 refers to our fiscal year ended July 2, 2004, and fiscal year 2005 refers to our fiscal year ended July 1, 2005.

This Form 10-K includes "forward-looking statements." The words "may," "will," "should," "could," "continue," "future," "potential," "believe," "expect," "anticipate," "project," "plan," "intend," "seek," "estimate," "predict," and similar expressions identify forward-looking statements. We caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. Please see Exhibit 99.1 to this Form 10-K for detailed information about the uncertainties and other factors that may cause actual results to materially differ from the views stated in such forward-looking statements.

Item 1. Business

General

Established as a Georgia corporation in 1951, Scientific-Atlanta, Inc. has evolved from a manufacturer of electronic test equipment for antennas and electronics to one of the leading providers of end-to-end networks used by content originators and broadband service providers, as well as a provider of worldwide customer service, integration and support for the broadband networks industry. We operate in one reportable segment, Broadband.

In November 2002, we acquired from Arris International, Inc. (Arris) certain transmission product lines, including analog optics, nodes and radio frequency (RF) electronics products used in broadband cable networks. In January 2002, we acquired BarcoNet NV (BarcoNet), a Belgium based leading provider of multimedia distribution solutions for broadband network and broadcast applications, as well as terrestrial, telecom, satellite and wireless applications, particularly in Europe.

Our Internet website address is *www.scientificatlanta.com*, and we will make available free of charge, on or through our investor relations website, our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission (SEC). We have also posted to our website the Scientific-Atlanta Code of Conduct, which applies to Scientific-Atlanta's directors and employees, including our chief executive officer, chief financial officer and controller. We will disclose any amendment to, or waiver from, a provision of our Code of Conduct that applies to a director or an executive officer, including the chief executive officer, chief financial officer or controller by posting such information on the Internet website described above. Additionally, we have posted to our website our Board Corporate Governance Guidelines and the charters of our Audit Committee, Governance and Nomination Committee and Human Resources and Compensation Committee. We will provide these charters, the Board Corporate Governance Guidelines and the Code of Conduct in print free of charge to a shareholder who requests such printed version in writing addressed to Office of General Counsel, Scientific-Atlanta, Inc., 5030 Sugarloaf Parkway, Lawrenceville, GA 30044. In accordance with Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, we submitted to the NYSE on December 2, 2004 our CEO's annual certification that he was not aware of any violation by the

Company of NYSE corporate governance listing standards. Additionally, filed with this Form 10-K in Exhibits 31.1 and 31.2 are our CEO's and CFO's certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

Products and Services

In the following discussion of our primary products and services, we indicate the percentage of our sales represented by each product or service only when sales of that product were greater than or equal to 10 percent of our total sales in any of the last three years.

We sell products and services that enable our customers to provide entertainment, information, and communications services to consumers and, to a lesser extent, to businesses.

These offerings fall into three broad categories: customer premises equipment, which generally resides in consumers' homes but which also may reside in the facilities of commercial end-users; network infrastructure products, which generally are deployed at broadcasters', programmers', or network-delivered service providers' facilities or in the outside plant providing the connection to the customer premises; and a variety of service offerings designed to assist our customers with the design, deployment, integration, testing, or operation of these networks.

Customer Premises Equipment

Our digital set-tops are customer premises equipment that provide video entertainment services to consumers. We market and sell our digital set-top product under the brand name Explorer®. This product enables subscribers to access a variety of interactive digital television services developed by us and third parties. Sales of our Explorer digital set-tops constituted approximately 63 percent, 62 percent and 56 percent of our total sales in fiscal years 2005, 2004 and 2003, respectively.

We ship a variety of Explorer digital set-top models in order to meet the various entertainment needs of consumers. The various models include:

- Standard-definition (SD) basic digital set-tops: These devices allow consumers who subscribe to television service from their local cable multiple system operator (MSO) to access encrypted digital video and audio content and make use of a variety of interactive applications. These applications include interactive program guides (IPGs), video-on-demand (VOD) services, pay-per-view offerings, games and music. We introduced these models during fiscal year 1999.
- DOCSIS (Data Over Cable System Interface Specification) Set-top Gateway (DSG) digital set-tops: In addition to the functionality of a basic digital set-top, these devices incorporate DOCSIS-based signaling capabilities. We introduced these models during fiscal year 2003.
- High-Definition (HD) digital set-tops: These devices enable subscribers to access the enhanced picture quality and sound of high-definition content, in addition to the functionality of a basic digital set-top. We introduced these models during fiscal year 2002.
- Digital Video Recorder (DVR) set-tops: In addition to the functionality of a basic digital set-top, these devices have two video tuners and enable subscribers to pause, stop, rewind, fast forward, record and replay live analog and digital television content using a built-in hard drive. We introduced these models during fiscal year 2003.
- HD-DVR set-tops: These devices combine the functionality of the HD set-top and the DVR set-top in a single device. We introduced these models during fiscal year 2004.
- Multi-Room™ DVR set-tops: These devices allow consumers to access their recorded content on as many as three additional television sets within their home, using existing in-home wiring and existing non-DVR Explorer interactive digital set-tops. We introduced these models during the fiscal year 2004.

In addition, we have announced new set-top models with advanced features that are not yet generally available for sale.

- Media Center DVR set-tops: These devices combine all of the features of the current DVR platform, including multi-tuner DVR, optional high definition DVR, DSG and Multi-Room DVR capability, with a new built-in DVD player and burner. The addition of DVD burning functionality for standard and high definition content will provide consumers the ability to simply and securely record content onto writeable DVDs. Media Center DVRs will support the majority of writeable DVD formats and will also play off-the-shelf DVDs and CDs. In addition, the product is being designed to respect key content protection flags including 'copy freely,' 'copy once,' and 'copy never' tags. We announced this product during fiscal year 2005.
- Digital-only set-tops: This line of set-tops will enable all of the set-top features described previously; however, they are designed for use in digital simulcast and/or all-digital systems. These devices will enable consumers to receive all content in a digital format, including content which had previously been broadcast in an analog format. We announced these products during fiscal year 2005.
- During fiscal year 2005, we announced a new set-top product, to be introduced in Europe, which builds upon our DVR set-top family by incorporating a DOCSIS tuner and a third video tuner, to allow consumers to record three separate programs simultaneously or record two programs while watching a third. This set-top will decode High-Definition Television (HDTV) signals.
- We also announced a new line of Internet Protocol Television (IPTV) based set-tops, designed to deliver high-quality video services over Digital Subscriber Line (DSL) networks. This new suite of IPTV set-tops, currently under development, will support advanced video services over IP (Internet Protocol) based networks and will include SD, HD, SD/HD DVR, and three-stream gateway products.

Our modem products are customer premises equipment that provide information and communications services to consumers. We market and sell our high-speed data and voice modem products under the brand name WebSTAR™. Our WebSTAR products are designed to enable subscribers to access high-speed information, communications and entertainment services over HFC (hybrid fiber coax) networks. The various modem products include:

- High-speed data modems: These devices make use of the DOCSIS standard to enable consumers' access to entertainment, communications and information via the Internet. We introduced high-speed data modem models during fiscal year 2001.
- Voice modems: These devices enable operators to offer advanced telephone services and high-speed data service from one device. Using the voice modem, subscribers are able to communicate via telephone using voice over internet protocol (VoIP). We introduced voice modems during fiscal year 2004.
- Home Gateway modems: These devices combine a high-speed data modem, router and wireless access point with four Ethernet ports in one device. This modem has been designed for the small office or home office and will support a number of commercial features for the small business market. We introduced home gateway modems during fiscal year 2004.

We market and sell products that allow network operators to offer video, data and voice communications services to commercial customers (as distinct from consumers) under the brand names Prisma IP™ and BroadLAN™. The BroadLAN product is designed to provide such services over an HFC network, and Prisma™ media converters and Prisma IP E100 series products are designed to provide such services over an all-fiber network.

Network Infrastructure Products

Our network infrastructure products may be divided into three categories: digital media technology products, Explorer headend systems, and transport and access products. These products can be implemented in networks over which our customers can provide any combination of entertainment, information, and communications services.

- Digital Media Technology Products: These products span a wide range of signal processing and headend capabilities including reception, encoding or transcoding, transrating, multiplexing, ad insertion, switching and modulation. Deployment of these capabilities can help service provider and broadcast customers to more efficiently deliver entertainment, information and communications services over their existing access networks – whether they are fiber, twisted pair, or coax.
  - We market and sell our digital encoder, content distribution and integrated receiver/decoder products. During fiscal year 2005, we introduced new products in this area that incorporate algorithm advancements in standard definition and high-definition MPEG-2 encoding, AVC (Advanced Video Codec) advanced compression SD and HD encoding and software for the control and access of the encoding systems. High-definition AVC products are under development and are expected to be available in fiscal year 2006. These products are sold primarily to television programmers, public and private broadcasters and broadband telecommunications system operators, and provide the capability to transmit video content over a satellite link from a central location to large numbers of geographically distant headends and hubs.
  - We market and sell a wide variety of products that manage and process analog and digital television signals at service providers' headends and other facilities distributed in their networks. Included among these products are analog television modulator and demodulator products, digital modulators, encoders and decoders that we market and sell under the brand name Continuum®.
  - During fiscal year 2005, we announced a new Digital Content Manager (DCM) product. The DCM is a high-density MPEG video multiplexer that utilizes next generation processing technologies to deliver a 20x increase in processing speed in both video transrating and program insertion capabilities, while improving overall video picture quality. It is designed to enable operators to more efficiently utilize applications such as digital simulcast, digital program insertion, switched-digital broadcast and VOD. We expect this product to be available in fiscal year 2006.
  - Additionally, we market and sell software products designed to assist operators in managing and controlling their networks under the brand name ROSA™. The ROSA Network Management System monitors the various devices in the service provider's network, provides automatic notification of problems that arise, and performs backup functions that prevent the overall disruption of content delivery.
- Explorer Headend Systems: Related to our North American Explorer digital set-top products, we market and sell integrated computer systems and software that manage video services for large networks, often comprising hundreds of thousands of consumers. These products typically are installed at the operators' headends or distribution hub facilities.
- Transport and Access Products: Our transport and access products distribute signals to consumers' homes and, to a lesser extent, to businesses.
  - We market and sell analog and digital optoelectronics products under the brand name Prisma. These products may reside in a network operator's headend, in other facilities such as distribution hubs, and in optical nodes. These products enable operators to transmit various types of content, including entertainment, information and communications, over an optical network and provide a reverse path for the end user customer to communicate back through the network to a variety of services.
  - We market and sell products that convert network signals from an optical format to an electronic format and products that amplify electronic signals carried over coaxial cable under the brand name

GainMaker®. During fiscal year 2005, we began shipments of a 1GHz bandwidth capability for the GainMaker RF amplifier and optical node platform.

- In addition to these products, we market and sell a variety of small network components known in the industry as taps and passives.

Services

We have consolidated most of our service functions into a single professional services organization, SciCare™ Broadband Services. SciCare Broadband Services provides integration, installation, management and consulting services that can improve the efficiency of a broadband network and help optimize services offered by the network operator. Some of these services are performed on a project basis, and others are in the form of ongoing service agreements, under which we may provide a variety of operational or support services, typically for a term of one year or more.

We also offer software and systems integration and other consulting services that are not limited to Scientific-Atlanta products and can help a variety of customers implement entertainment, information and communications services on converged networks. These services are a significant component of our agreement to provide video infrastructure to SBC Communications, Inc. (SBC), which was signed in fiscal year 2005.

Customers

Our customers are primarily providers of broadband network-delivered services. Among these, our largest customers are the cable MSOs although we also serve telephone companies (telcos), worldwide television programmers and broadcasters, municipal utilities, distributors and other broadband service providers.

In the United States, a small number of large companies own a large portion of the multichannel video systems and, as shown in the table below, make up a large percentage of our sales. Customers that accounted for 10 percent or more of our total sales in fiscal years 2005, 2004 or 2003 were as follows:

	2005	2004	2003
Time Warner Inc.	**21%**	19%	21%
Cablevision Systems	**13%**	15%	19%
Comcast Corporation	**8%**	11%	11%
All other customers	**58%**	55%	49%
Total	**100%**	100%	100%

The fiscal year 2003 percentage for Time Warner has been adjusted to reflect the deconsolidation by Time Warner of a partnership in a cable television operator.

Sales to customers outside the United States constituted 23 percent, 20 percent and 22 percent of our total sales for fiscal years 2005, 2004 and 2003, respectively. Sales are attributed to geographic areas based upon the location to which the product is shipped. Sales in any single country did not exceed 10 percent of total sales in fiscal years 2005, 2004 or 2003, except for the United States. See Note 7 of the Notes to Consolidated Financial Statements included in this Form 10-K.

During fiscal year 2005, two of our largest cable MSO customers, Time Warner and Comcast, announced plans to acquire the assets of a third customer, Adelphia Communications Corporation (Adelphia). Since 2002, Adelphia has operated under bankruptcy protection and has not represented as significant a portion of revenues as it did in prior years.

We market and sell products and services to telephone companies seeking to deliver video content to their customers. During fiscal year 2005, SBC selected Scientific-Atlanta to provide products and services related to their switched digital, IP-based video initiative, "Project Lightspeed." The emergence of advanced digital video offerings by worldwide telephone companies creates a significant additional market opportunity for our products and services.

We market and sell our products to worldwide television programmers and broadcasters. In recent years, many of these customers have begun to offer their content in a HD format. The requirements of this format create a demand for new encoding products, which we offer. The growth of HD content offerings creates an expansion in the market opportunity for our products and services.

Marketing and Sales

We market and sell our products and services primarily through our own sales personnel who work out of offices worldwide, although we also use independent sales representatives, independent distributors and independent system integrators, particularly in geographic areas where we do not have a concentration of large customers or where local custom dictates. In addition, our management is actively involved in marketing and sales activities.

We do not make use of an extensive distribution channel due to the nature of our industry. The markets we serve consist of a relatively small number of large customers who directly service consumers. Additionally, the technologies we enable are complex, consisting of large broadband distribution networks, integrated software and numerous connected devices. The pace of technology change is rapid and requires a comprehensive understanding of the nature of the services offered to consumers as well as the equipment, systems, and software required to deliver these services. Accordingly, maintaining direct relationships with these large customers is important.

Backlog

Our backlog consists of unfilled customer orders believed to be firm and long-term contracts that have not been completed. Scientific-Atlanta's backlog as of July 1, 2005 and July 2, 2004 was $465,609,000 and $497,229,000, respectively. We believe that approximately 90 percent of the backlog existing at July 1, 2005 will be shipped within the succeeding fiscal year. At July 1, 2005, backlog contained orders for approximately 1.1 million Explorer digital set-tops.

In general, our policy is to place in our backlog firm orders for product scheduled for shipment within six months from the end of the reported quarter. On occasion, our customers may request that we delay shipment of an order previously entered into backlog. The quality of orders not shipped within the six month bookings policy is assessed to determine if the order should remain in backlog. If the quality of the order has not been impaired and the order is scheduled to ship within the next twelve months, the order remains in backlog.

During the fourth quarter of fiscal year 2005, we, due to the age of the backlog for this order, de-booked $53,475,000 of backlog related to a customer in Japan. We are working with this Japanese customer on a plan to meet its product requirements.

The amount contained in backlog for any contract or order may not be the total amount of the contract or order. The amount of our backlog at any time may not reflect expected revenues for any future fiscal period because we may receive additional orders in the same period we ship the ordered product, or our customers may request that we delay shipment of an order previously entered into backlog.

Product Research and Development and Intellectual Property

We conduct an active research and development program in support of four objectives:

- to develop new products and systems,

- to add significant new features to existing products and systems,
- to reduce the cost of our current products, and
- to provide ongoing support of our existing products.

Our development strategy is to identify features, products and systems which are, or are expected to be, needed by a number of customers with substantial customer bases in large markets and to allocate a greater share of our research and development resources to features, products and systems with the highest potential for future benefits to Scientific-Atlanta.

Our research and development efforts have been concentrated in the following areas:

- International set-top products—We are developing a three-tuner DVR product for Telewest, a network operator in the U.K. In addition, we continue to develop set-top products for the cable markets in Europe and Japan.
- IP Solutions—We are developing a line of IPTV based set-tops, designed to assist operators using switched digital techniques to deliver high quality video services. This new suite of IPTV set-tops will support advanced video services over IP-based networks and will include SD, HD, SD/HD DVR, and three-stream gateway products.
- Encoding—We have developed new products in this area that incorporate algorithm advancements in SD and HD MPEG-2 encoding, AVC advanced compression SD and HD encoding and software for the control and access of the encoding systems.
- Next Generation Network Architecture (NGNA)—We are making significant investments in NGNA, and we are actively working with cable MSOs and CableLabs to define the specifications for NGNA products. This initiative has many components, but broadly includes elements such as OCAP (OpenCable Application Platform), a Java based middleware solution for navigation and applications; DSG, a new signaling and content distribution solution which uses an internal DOCSIS cable modem in the set-top; DCAS (Downloadable Conditional Access System), a new downloadable conditional access solution which provides renewable security and more flexibility in security options for operators; and eventually AVC, which will provide more bandwidth-efficient delivery of broadcast and on-demand HD content.
- Storage and Portability—We have incorporated DVD Read/Write capabilities into a DVR set-top, enabling consumers to record their stored content on DVDs, which can then be stored separately from the DVR and viewed using other devices (e.g. PCs, portable DVD players, etc.).
- Home Networking—We have developed solutions which enable consumers to access content stored on a hard drive in an Explorer DVR set-top via other Explorer digital set-tops in the home. Additionally, we have demonstrated the concept of using Explorer digital set-tops to access a variety of content (e.g., MP3 audio, digital photos and home movies) stored on personal computers, as well as the concept of using one Explorer DVR set-top to access content stored on the hard drive of another Explorer DVR set-top in the home.
- Bandwidth enhancement and efficiency—We are working on the development of a number of solutions to assist system operators in better managing the increased capacity requirements of their advanced broadband networks. These solutions include:
  - Switched digital broadcast—Switched digital broadcast is a set of capabilities that are designed to enable cable operators to offer far more niche programming choices over their existing networks and, at the same time, free up access network bandwidth for other applications. We, in partnership with certain MSO customers, are developing an end-to-end system solution for switched digital broadcast, which incorporates all hardware and system software including

Quadrature Amplitude Modulation (QAM) modulators, DCMs, system control software, and a software application that enables delivery of switched video on all Scientific-Atlanta digital set-top boxes.

- 1 GHz Platform—In some areas, system operators have little to no bandwidth available to offer additional services to consumers. We have developed 1 GHz capabilities in our GainMaker RF Amplifier and Optical Node platform using GaAsFET technology using existing 750MHz and 870 MHz spacing, which reduces system operators' installation costs, and we are incorporating 1GHz technology in our QAM modulators, Prisma II™ and Laser Link® analog optics and access products.

- Digital Simulcast—We are developing a complete portfolio of encoders, multiplexers and decoders for digital simulcast, as well as our DCM. These products will enable system operators to simultaneously broadcast traditional analog content in a digital format, which would enable them to convert their services to an all-digital platform. While this would increase bandwidth requirements in the near-term, the transition to a complete all-digital system would result in significant bandwidth savings.

In fiscal years 2005, 2004 and 2003, our research and development expenses were $163,543,000, $149,233,000 and $146,596,000, respectively.

We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology products and systems. However, there can be no assurance that any of our proprietary rights will not be challenged, invalidated or circumvented, or that any such rights will provide significant competitive advantage. Third parties have claimed, and may claim, that we have infringed their current, or future, intellectual property rights. There can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. Even if we prevail in litigation, the expense of litigation could be significant.

Manufacturing

We have significant manufacturing operations that range from automated assembly lines for volume production to complete assembly of a particular product by one individual or small group of individuals. Because many of our products contain precision electronic components requiring close tolerances, we maintain rigorous and exacting test and inspection procedures designed to prevent production errors, and we frequently review our overall production techniques to enhance productivity and reliability.

Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. Currently more than 95 percent of our in-house manufacturing is performed in our Juarez facility. At full operation, the Juarez factory has the capability to run three shifts during the week and additional weekend shifts, if needed. During fiscal year 2005, we ran a third shift and weekend shifts on certain products to satisfy product demand and to meet production schedules. Due to our concentration of manufacturing in Juarez, we have considered appropriate business continuity and disaster recovery plans. However, we are unable to predict the impact on our results of operations, which may be materially adverse, of any type of disaster at this facility.

Long-lived assets include property, plant and equipment, cost in excess of net assets acquired, investments other than marketable securities, and intellectual property. Our long-lived assets in the United States, Mexico, and Belgium were as follows:

	2005	2004	2003
United States	**49%**	43%	44%
Mexico	**11%**	11%	12%
Belgium	**32%**	40%	39%

Materials and Supplies

Except for certain Application Specific Integrated Circuits (ASICs), the materials and supplies we purchase generally are standard electronic components, such as integrated circuits, wire, circuit boards, transistors, capacitors and resistors, all of which are produced by a number of manufacturers. We also purchase aluminum die castings, steel enclosures and other semi-fabricated items, which are produced by a variety of sources.

We consider our sources of supply to be adequate. However, from time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. Certain of the components contained in our products are custom components, such as silicon semiconductor products and lasers that can be supplied only by a sole vendor that may concentrate the manufacture of such component in only one location. A reduction, delay or interruption in supply or a significant change in price of one or more of these components could adversely affect our business, operating results and financial condition.

Suppliers that are significant to our business include vendors who provide us with parts that are critical to delivery of our principal products and vendors who provide us with material amounts of supplies. Significant suppliers include the following:

- STMicroelectronics, Intel Corporation, Advanced Micro Devices, Analog Devices, Inc., Broadcom Corporation and Texas Instruments Inc. are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;
- Microtune is our primary supplier of silicon tuners for our subscriber products;
- Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products;
- Infineon Technologies North America Corporation is the sole provider of the QPSK receiver device for certain of our Explorer models;
- JDS Uniphase and Emcore Corporation are our primary suppliers of optical transmitters;
- Microcast, Inc. and Shanghai Skyrock Industry are our primary suppliers of die-castings for our RF distribution products;
- Philips Semiconductors B.V. and Freescale Semiconductor, Inc. are our primary providers of cable television hybrids for use in our RF distribution products and subscriber products;
- Askey Corporation and ASUSTek Computer, Inc. are our suppliers of cable modem products;
- Maxtor Corporation and Western Digital Corporation are our providers of hard drives;
- Matsushita Electronics Components Corporation of America and its affiliates are our primary suppliers of "canned" tuners and RF modulators for subscriber products; and
- Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps, and we also are part of a joint venture in Shanghai, China that provides us with taps. During the first quarter of fiscal year 2006, we acquired all of the interests of the other partners in the Shanghai joint venture.

Employees

As of July 1, 2005, we employed approximately 7,652 regular full-time and part-time employees and approximately 208 additional temporary workers employed through employment agencies. We believe our employee relations are satisfactory.

Competition

As we have expanded our served market to include new elements of worldwide entertainment, information and communications markets, we are faced with increased competition within those markets. Accordingly, our products compete with those of a substantial number of companies worldwide.

Our digital set-tops, data and voice modems, digital headends, and related software products compete with products from a number of companies. These include:

- Companies that develop and sell substitute products that are distributed by direct broadcast satellite (DBS) and telephone companies through a variety of channels, including retail channels. These products may be subsidized by DBS or telephone companies, and they may be sold together with services that are not available from our customers. Although these products are not directly competitive with respect to sales of our products to our customers, these substitute products are competitive with our customers' video services and products, and affect the end-user consumer demand for our products.
- Companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these directly competitive products could be sold through retail channels, and thus we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours. These competitors may include companies in the personal computer and consumer electronics industries.

Our data and voice modem products compete with products from a large number of companies. Additionally, because our cable MSO customers face competition from system operators offering data services via Digital Subscriber Lines (DSL) and voice services via traditional twisted-pair copper telephony, companies manufacturing those products indirectly compete with our products.

Our products that are used by operators to process and transmit entertainment, information, and communications over their networks compete with products from a number of companies. These products increasingly conform to standards widely adopted in the information technology and telecommunications industries and, as a result, new competitors may enter the markets for these products.

Other companies may have developed an alternative method of providing conditional access on cable networks that proposes to encrypt only a portion of digital video stream. If this alternative conditional access method proves to be technologically and commercially feasible, it may be adopted by our customers. Additionally, one of our customers has secured the right to directly license conditional access technology to other companies that may offer products which compete with ours.

In addition, certain regulatory issues may affect the competitive environment. These issues include:

- The Federal Communications Commission (FCC) has mandated that digital tuners be incorporated into all television sets greater than 13 inches and all television receiving equipment such as VCRs and DVD players by July 1, 2007. Digital tuners were mandated for 50 percent of a manufacturer's televisions greater than 36 inches starting July 1, 2004, and 100 percent of televisions greater than 36 inches starting July 1, 2005. Fifty percent of a manufacturer's televisions between 24 and 35 inches must include digital tuners starting July 1, 2005, with 100 percent including such tuners effective March 1, 2006. Thus, televisions manufacturers are already integrating into their products some of the technology that also is available in our set-top products, and will be integrating such technology into most of their products by July 1, 2007.
- On October 9, 2003, the FCC released rules for digital "plug and play" cable compatibility. The new rules generally follow, with some modification, the technical, labeling and encoding rules originally set forth in a December 19, 2002 Memorandum of Understanding (MOU) between various cable television and consumer electronics companies. The MOU contained both voluntary and inter-industry agreements and a package of regulatory proposals. The rules permit consumer electronics companies to manufacture television sets or other consumer electronics products with "plug and play" functionality for one-way digital cable services, including typical cable programming as well as premium services. Consumers with such television sets will need to obtain a security card also known as a CableCARD to be inserted in the television set in order to receive such cable services. In

accordance with the FCC rules, we made available CableCARDs compatible with our Explorer set-top products and our PowerKey® encryption and conditional access system before July 1, 2004.

- Related to the FCC "plug and play" rules, companies in a variety of businesses, including cable television, direct broadcast satellite, television and movie production, consumer electronics, retail, software products, and communications technology products, have held a series of meetings with the objective of establishing a standard for a two-way CableCARD. Such a device would enable consumers with compatible television sets or other consumer electronics products to receive services requiring two-way communications, such as video-on-demand, subscription video-on-demand, and free on-demand services without a set-top. Consumers with such television sets would need to obtain a two-way CableCARD to be inserted in the television set or other consumer electronics equipment in order to receive such cable services. At this time, the FCC has not established a completion date for this effort, though it has mandated that various cable companies file reports with the FCC commencing August 1, 2005 and every ninety days thereafter, detailing CableCARD deployment and support thereof. The FCC further mandated that the National Cable Telecommunications Association (NCTA) and the Consumer Electronics Association (CEA) file reports commencing August 1, 2005 and every sixty days thereafter on the progress of agreement on two-way plug and play and a software-based conditional access agreement.
- As it relates to the navigation device market, the FCC extended the date for the phase-out of integrated set-top boxes until July 1, 2007. This phase-out requires cable operators to separate the security and non-security functions in the devices they provide on a leased or sale basis. However, the FCC has also required the cable operators to report to the FCC, no later than December 1, 2005 regarding the feasibility of a downloadable security solution. In addition, the NCTA and CEA are required to file joint status reports and hold joint status meetings with the Commission on or before August 1, 2005 and every 60 days thereafter on progress in bi-directional talks and a software-based conditional access agreement. The FCC has determined that to the extent a downloadable security or similar software-oriented solution provides for common reliance on an identical security technology and conditional access interface, it would not require the physical separation of the security element. Thus, consumer electronics manufacturers may produce products that would enable consumers to receive video services via this downloadable security.

In each of these current and future competitive scenarios, some of our competitors have significantly greater resources, financial and otherwise, than we do. We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel and the alternate channels of distribution we utilize.

Item 2. Properties

We own and lease office, manufacturing and warehouse facilities in the United States and in other countries. Our principal locations are described below:

- At our Sugarloaf facility in Lawrenceville, Georgia, we own approximately 582,000 square feet of office space that houses our corporate headquarters, research and development facilities, and sales and marketing facilities.
- At our factory in Juarez, Mexico, we own approximately 339,000 square feet of space where more than 95 percent of our in-house manufacturing is being performed.
- In El Paso, Texas, we lease approximately 151,000 square feet of warehouse space where our North American logistics center is housed.
- In Kortrijk, Belgium, we own approximately 153,000 square feet of space that houses additional research and development, sales and marketing, administrative and manufacturing facilities.

- In Kortrijk, Belgium, we also lease approximately 35,000 square feet of warehouse space where our European logistics center is housed.

Given our significant international operations, our future sales and results of operations could be adversely affected by a variety of political and economic factors in various geographic regions, including foreign currency fluctuations, changes in a specific country's or region's political conditions, or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements, the overlap of different tax structures and unexpected changes in regulatory requirements.

Item 3. Legal Proceedings

From time to time, we are involved in litigation and legal proceedings incident to the ordinary course of our business, such as personal injury claims, employment matters, environmental proceedings, contractual disputes, securities litigation and intellectual property disputes. Included in the litigation or proceedings we currently have pending are the following:

Adelphia and Charter Matters

Adelphia Communications Corporation (Adelphia) is one of Scientific-Atlanta's customers. Adelphia and several members of its former management are the subjects of civil and/or criminal charges brought by the SEC and the U.S. Department of Justice (DOJ); two of Adelphia's former senior executives were found guilty of criminal charges. One aspect of the charges concerns Adelphia's marketing support agreement with Scientific-Atlanta in 2000 and 2001 and the manner in which Adelphia accounted for such arrangements. Adelphia has agreed to a settlement with the SEC and the DOJ.

The SEC and DOJ have also brought charges against former officers of Charter Communications, Inc. (Charter), another of Scientific-Atlanta's major customers. One aspect of the charges concerns an advertising agreement between Scientific-Atlanta and Charter in 2000 and the manner in which Charter accounted for such arrangements. Four former Charter officers pled guilty to certain charges; one of whom has pled guilty to charges related to the advertising agreement. In July 2004, Charter settled all civil charges brought by the SEC.

The SEC and the DOJ have been examining the conduct of Scientific-Atlanta and certain officers and employees with respect to the Adelphia and Charter agreements. The SEC and the DOJ have subpoenaed records of Scientific-Atlanta, and have interviewed Scientific-Atlanta personnel. The SEC also has taken testimony from certain company officers and employees.

As previously disclosed, Scientific-Atlanta has reached a tentative settlement with representatives of the staff of the SEC's Enforcement Division in connection with its investigation, which is subject to further approval by the SEC. Based on discussions with the staff of the SEC, a $20 million reserve was recorded in the fourth quarter of fiscal year 2005. Scientific-Atlanta continues to cooperate with the DOJ with respect to its investigation. There can be no assurance as to the final outcome of these investigations and their effects on Scientific-Atlanta.

We are a co-defendant in four individual actions and one putative class action, which are pending in the U.S. District Court for the Southern District of New York for coordination with the multi-district proceedings (03 MD 1529 (LLM)). These suits relate to, among other issues, the marketing support agreement between Adelphia and Scientific-Atlanta. The suits allege that Scientific-Atlanta should be liable to investors in Adelphia's securities based on the marketing support agreement and Adelphia's accounting treatment for that arrangement. These actions do not allege any impropriety as to our financial statements or statements made to our investors. The damages sought in these actions are in an unspecified amount. The following describes these five Adelphia actions:

- In the individual suit brought by W.R. Huff Asset Management Co., LLC., we were added as a co-defendant in January 2004. The *Huff* suit purports to be on behalf of and as an investment advisor and attorney-in-fact for certain unnamed purchasers of debt securities issued by Adelphia and Arahova Communications Inc. The complaint names certain of Adelphia's underwriters, banks, auditors, law firms, and vendors. Scientific-Atlanta is alleged to have violated Section 10(b) of the Securities Exchange Act of 1934. Scientific-Atlanta filed a motion to dismiss the *Huff* suit on March 8, 2004.

- We were also added as a co-defendant in December 2003 in an individual action brought by Joseph and Evelyn Stocke who purportedly are purchasers of Adelphia common stock. The complaint names certain of Adelphia's former officers and directors, underwriters, banks, auditors, and vendors. Scientific-Atlanta is alleged to have violated Section 10(b) of the Exchange Act and/or "aided and abetted" the common law fraud of Adelphia and its former management. Scientific-Atlanta filed a motion to dismiss the *Stocke* suit on April 12, 2004.
- In July 2004, a putative class action was filed by Argent Classic Convertible Arbitrage Fund L.P., et al. purportedly on behalf of investors in securities of Adelphia. The suit names Scientific-Atlanta and two of its officers, and alleges that Scientific-Atlanta violated Section 10(b) of the Exchange Act and that the officers violated Section 20(a) of the Exchange Act. Scientific-Atlanta filed a motion to dismiss the *Argent* suit on October 12, 2004.
- In September 2004, a fourth suit was filed by the Los Angeles County Employees Retirement Association ("*LACERA*") and several other Adelphia investors alleging that Scientific-Atlanta and two of its officers aided and abetted and conspired with Adelphia and its former management to commit common law fraud. On June 14, 2005, the court denied the plaintiff's motion to remand the case to Los Angeles County Superior Court.
- On October 25, 2004, a fifth suit was filed by AIG DKR Soundshore Holdings, Ltd. ("*Soundshore Holdings*") and several other Adelphia investors alleging that Scientific-Atlanta and two of its officers committed common law fraud as to investors in Adelphia securities and conspired with Adelphia and its former management to defraud Adelphia investors. On June 14, 2005, the court denied the plaintiff's motion to remand the suit to Fulton County, Georgia Superior Court.

We became a co-defendant on June 17, 2003 in a purported securities class action pending against Charter and certain of Charter's present/former officers and directors in the U.S. District Court of the Eastern District of Missouri. Plaintiffs in these cases seek to represent a putative class of investors in Charter stock from November 8, 1999 to July 17, 2002, and allege various securities law violations by Charter and its management. The consolidated complaint further alleges that certain commercial transactions between Charter and Scientific-Atlanta relating to Charter's purchase of digital set-top boxes and a marketing support arrangement resulted in violations of the federal securities laws as to investors in Charter's securities. The consolidated complaint does not allege any impropriety as to our financial statements or statements made to our investors. Plaintiffs are seeking to recover damages in an unspecified amount. On October 12, 2004, the court granted Scientific-Atlanta's motion to dismiss. The court denied the plaintiffs' motion for reconsideration on December 20, 2004. Plaintiffs have filed an appeal with the Eighth Circuit Court of Appeals. On June 30, 2005, the court approved a settlement agreement between plaintiffs and several defendants, including Charter. The settlement does not include Scientific-Atlanta.

Class Action-Related Legal Proceedings

On July 24, 2001, a purported class action alleging violations of the federal securities laws by us and certain of our officers was filed in the U.S. District Court for the Northern District of Georgia. After July 24, 2001, several actions with similar allegations were filed. A lead plaintiff and lead counsel were selected by the court in December 2001, and a consolidated complaint was filed by the lead counsel in January 2002. The U.S. District Court for the Northern District of Georgia denied on December 23, 2002 our motion to dismiss the consolidated complaint. The District Court then certified for appeal to the Eleventh Circuit Court of Appeals an issue related to its decision on the motion to dismiss. On June 22, 2004, the Eleventh Circuit affirmed the District Court's order denying our motion to dismiss. Plaintiffs are seeking to recover damages in an unspecified amount.

Paul Thompson, a shareholder, filed a putative shareholder's derivative action purportedly on behalf of Scientific-Atlanta in the Superior Court of Gwinnett County, Georgia, against certain directors and officers of Scientific-Atlanta in April 2002, which was not served on us or the other defendants. The complaint was dismissed in June 2003, then re-filed in November 2003, and subsequently served on Scientific-Atlanta. This action is based upon substantially the same facts alleged in the securities class action litigation filed in July 2001. This plaintiff shareholder is seeking to recover damages in an unspecified amount. Scientific-Atlanta filed a motion to dismiss on March 18, 2004. The court granted Scientific-Atlanta's motion and dismissed the complaint with prejudice on November 2, 2004. Plaintiff has filed an appeal with the Georgia Court of Appeals.

On January 3, 2003, a purported class action alleging violations of the Employee Retirement Income Security Act (ERISA) was filed in the U.S. District Court for the Northern District of Georgia. The action was brought by Randolph Schaubs against Scientific-Atlanta, three of its officers, and certain directors and alleged breaches of fiduciary obligations to participants in Scientific-Atlanta's 401(k) plan, based on substantially the same factual allegations as the class action described above. On November 10, 2003, the court granted plaintiff's motion to amend the complaint to remove all ERISA and class action claims and to convert the complaint into an individual claim based on damages under the Georgia securities and fraud laws. The plaintiff seeks unspecified equitable and monetary relief. Plaintiff filed his amended complaint on November 18, 2003 and defendants filed a motion to dismiss on January 21, 2004. On August 6, 2004, the court ruled on the motion and dismissed without prejudice the directors and one officer, as well as the common law fraud claim. The court denied the remainder of the motion to dismiss.

Gemstar-Related Legal Proceedings

As previously disclosed, Scientific-Atlanta engaged in substantive discussions with Gemstar-TV Guide International, Inc. (which, along with its affiliated entities, is referred to hereafter as "Gemstar") regarding a possible settlement and cross-licensing agreement during the second and third quarters of fiscal year 2005. As a result of these discussions and others that took place during the fourth quarter of fiscal year 2005, Scientific-Atlanta and Gemstar entered into a series of agreements that provide licenses to certain intellectual property assets and facilitate product development and deployment for both companies. The companies entered into a long-term worldwide patent cross-license agreement, granting each access to the other's interactive program guide (IPG) patents. The companies also entered into a porting agreement under which Scientific-Atlanta will assist Gemstar to port the Gemstar IPGs onto the Scientific-Atlanta Explorer set-top platform.

Under these agreements, which have a term of up to nine and-a-half years, Scientific-Atlanta will pay approximately $154 million to Gemstar, and Gemstar will pay approximately $89 million to Scientific-Atlanta. The agreements resolve pending patent litigation and license Gemstar's IPG patents for future use on those Scientific-Atlanta products that are not covered by existing or future network operators' Gemstar licenses. The license agreements also provide Gemstar with a license of certain Scientific-Atlanta IPG patents and certain satellite transmission patents.

Personalized Media Communications Proceeding

On March 28, 2002, Personalized Media Communications, LLC (PMC) filed a patent infringement action against Scientific-Atlanta in the U.S. District Court for the Northern District of Georgia. PMC seeks an injunction and unspecified monetary damages. On August 5, 2002, we filed a motion to join Gemstar TV Guide International, Inc. (which, along with its affiliated entities, is referred to hereafter as "Gemstar"). The court granted that motion and Gemstar was added to the case. A Markman hearing was held in February 2004. Scientific-Atlanta entered into a settlement agreement with Gemstar on June 1, 2005. On June 6, 2005, the court entered its Markman Order and Gemstar filed a Stipulation of Dismissal informing the court of the settlement and asking the court to dismiss Gemstar's claims against Scientific-Atlanta. All of the claims asserted by PMC are in reexamination before the US Patent Office. The case is in the discovery stage. Fact discovery was recently extended until September 30, 2005.

We are a party to various other legal proceedings arising in the ordinary course of business. In management's opinion, the outcome of the proceedings discussed above and these other proceedings will not have a material adverse effect on our financial position or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of Scientific-Atlanta's security holders during the last quarter of its fiscal year ended July 1, 2005.

Item 4A. Executive Officers of Scientific-Atlanta

The following persons are the executive officers of Scientific-Atlanta:

Name	Age	Executive Officer Since	Present Office
James F. McDonald	65	1993	Chairman of the Board, President and Chief Executive Officer
H. Allen Ecker	69	1979	Executive Vice President
J. Lawrence Bradner	54	1999	Senior Vice President; President, SciCare Broadband Services
Dwight B. Duke	53	1997	Senior Vice President; President, Transmission Network Systems
Julian W. Eidson	66	1978	Senior Vice President, Chief Financial Officer and Treasurer
Wallace G. Haislip	56	1998	Senior Vice President, Finance and Operations
Michael P. Harney	50	2001	Senior Vice President; President, Subscriber Networks
Brian C. Koenig	58	1988	Senior Vice President, Human Resources
Robert C. McIntyre	55	1999	Senior Vice President and Chief Technical Officer
Patrick M. Tylka	55	2000	Senior Vice President; President, Worldwide Sales
Michael C. Veysey	61	2003	Senior Vice President, General Counsel and Corporate Secretary
John A. Buckett II	58	2002	Vice President, Corporate Development

Each executive officer is elected annually and serves at the pleasure of the Board of Directors.

Mr. Veysey has served as Senior Vice President, General Counsel and Corporate Secretary of Scientific-Atlanta since January 2003. From 1989 to 2001, he served as Senior Vice President, General Counsel and Secretary of Gould Electronics Inc., a worldwide manufacturer of electronic materials and components, where he had served in various capacities in the law department from 1980 to 1988.

All other executive officers have been employed by Scientific-Atlanta in the same or substantially similar capacities for more than five years. There are no family relationships among the executive officers. Mr. McDonald also serves as a director of Burlington Resources, Inc., Mirant Corporation and NDCHealth Corporation. Mr. Buckett also serves as a director of Interlink Electronics, Inc.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock, par value $0.50 per share, of Scientific-Atlanta is traded on the New York Stock Exchange under the symbol "SFA." As of July 29, 2005, the approximate number of holders of record of the common stock was 4,896.

In 1976, Scientific-Atlanta commenced payment of quarterly cash dividends and intends to consider the continued payment of dividends on a regular basis; however, the declaration of dividends is discretionary with the Board of Directors, and there is no assurance regarding the payment of future dividends by Scientific-Atlanta. During fiscal years 2005 and 2004, Scientific-Atlanta paid a quarterly cash dividend on its common stock of $0.01 per share.

Information as to the high and low stock prices for each quarter of fiscal years 2005 and 2004 follows.

	Fiscal Quarters			
	First	Second	Third	Fourth
Fiscal Year 2005				
High	$32.04	$33.05	$32.36	$35.39
Low	$25.08	$26.52	$27.34	$26.96
Fiscal Year 2004				
High	$37.14	$37.45	$38.59	$36.50
Low	$23.05	$25.85	$28.60	$30.50

Set forth in the table below is certain information about securities issuable under Scientific-Atlanta's equity compensation plans as of July 1, 2005.

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	12,675,625	$33.16	6,902,584
Equity compensation plans not approved by security holders	9,339,900	$37.37	142,627
Total	22,015,525	$34.95	7,045,211

Under the 2003 Long-Term Incentive Plan, awards may be granted covering up to 8,000,000 shares of common stock. Under the 1996 Stock Option Plan, options may be granted covering up to 15,000,000 shares of common stock. Options are granted by the Human Resources and Compensation Committee of the Scientific-Atlanta board of directors to key personnel for the purchase of the Scientific-Atlanta stock at the fair market value of the shares on the dates of grant. In general, options granted under the 1996 Stock Option Plan vest in four equal, annual installments beginning on the date of grant. In general, options granted under the 2003 Long-Term Incentive Plan vest in four equal, annual installments beginning one year from the date of grant.

In February 2003, we announced a program to buy back up to 10,000,000 shares of our common stock. As of July 1, 2005, there were 7,604,700 shares available that may yet be purchased under the February 2003 stock repurchase plan. During fiscal year 2005, purchases of 1,836,600 shares of our common stock were made by or on behalf of Scientific-Atlanta.

Item 6. Selected Financial Data

Selected Financial Data is set forth on page 24 of this Report.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations are set forth on pages 25 through 41 of this Report.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks from changes in foreign exchange rates and have a process to monitor and manage these risks. Scientific-Atlanta enters into foreign exchange forward contracts to hedge certain forecasted transactions, firm commitments and assets denominated in currencies other than the U.S. dollar. These contracts, which qualify as cash flow or fair value hedges, are designated as hedging instruments at inception, are for periods consistent with the exposure being hedged and generally have maturities of one year or less. Contracts are recorded at fair value. Changes in the fair value of these contracts are recorded in other comprehensive income until the underlying transaction affects earnings for cash flow hedges and in Other (income) expense for fair value hedges. The Chinese Renminbi foreign exchange forward contracts were entered into to hedge the acquisition of the remaining interest in our partially-owned subsidiary, Scientific-Atlanta of Shanghai, Ltd. We also enter into foreign exchange forward contracts to hedge our exposure on certain intercompany transactions which are not designated as either a cash flow or fair value hedge. Changes in the fair value of these derivatives are recorded in Other (income) expense. The fair value of foreign exchange forward contracts is recorded in Other current assets and Accrued liabilities in the Consolidated Statements of Financial Position.

The effectiveness of the hedge is based on a high correlation between the changes in its value and the value of the underlying hedged item. Any ineffectiveness is recorded through earnings.

In the fourth quarter of fiscal year 2002, ish GmbH & Co. KG (ish), a customer in Germany, suspended or canceled a number of orders issued to the Cable Upgrade Consortium (Consortium), of which we were a member and through which we furnished our products and services. A significant portion of these orders was denominated in Euros, and we had forward contracts to sell approximately 33,220,000 Euros at June 28, 2002, which were designated as cash flow hedges. During fiscal year 2003, we reached a settlement with ish. As a result of the settlement, we no longer needed the forward contracts, which we settled and recorded charges of $3,023,000 for ineffectiveness in Other (income) expense in fiscal year 2003.

We also recorded charges of $303,000, $88,000 and $77,000 for ineffectiveness in fiscal years 2005, 2004 and 2003, respectively.

Our foreign exchange forward contracts do not significantly subject our results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset losses and gains on the exposure being hedged.

Foreign exchange forward contracts at July 1, 2005 were as follows (in thousands):

	Cash Flow Hedges			Fair Value Hedges		Other
	Euros	Canadian Dollars	Chinese Renminbi	UK Pounds	Australian Dollars	Euros
Notional amount of foreign exchange forward buy (sales) contracts	(4,616)	7,400	30,292	(3,646)	(810)	(1,339)
Average contract amount (Foreign currency/United States dollar)	0.75	1.21	8.15	0.58	1.34	0.83

Scientific-Atlanta has no foreign currency derivative exposure beyond the third quarter of fiscal year 2006.

At July 1, 2005, we had unrealized losses of $232,000 net of tax of $141,000, related to the Euro, Canadian dollar and Chinese Renminbi foreign exchange forward contracts, which were included in Accumulated other comprehensive income.

Unrealized gains and losses on foreign exchange forward contracts which are accounted for as fair value hedges or do not meet the criteria for hedge accounting are recognized in Other (income) expense. We recorded unrealized gains of $312,000, $377,000 and $2,951,000 in fiscal years 2005, 2004 and 2003, respectively, related to such contracts. The unrealized gains in fiscal year 2003 relate primarily to the reversal of unrealized losses from the prior year upon settlement of a portion of our Euro forward contracts in fiscal year 2003.

We have market risks associated with the volatility in the value of our non-current marketable securities, which consist of investments in common stock, primarily technology companies, warrants of publicly traded companies and a collar on a warrant and are stated at market value. All investments in common stock are classified as "available for sale" under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and thus, changes in the fair value of these securities are not included in our Consolidated Statements of Earnings until realized. Unrealized holding gains and losses are included, net of taxes, in Accumulated other comprehensive income. We recorded after-tax, unrealized holding gains of $2,000, $618,000 and $1,707,000 in fiscal years 2005, 2004 and 2003, respectively. Realized gains and losses and declines in value judged to be other-than-temporary are included in Other (income) expense. We recorded gains of $5,496,000 and $2,049,000 from the sale of a portion of our investments in fiscal years 2004 and 2003, respectively. We did not sell any of our securities in fiscal year 2005. We recorded losses of $6,876,000 from other-than-temporary declines in the fair value of our investments in common stock in fiscal year 2003. No such losses were recorded in fiscal years 2005 or 2004.

Scientific-Atlanta holds warrants to purchase common stock that are recorded at fair value. During fiscal year 2002, we entered into a collar with put and call options which was designed to limit our exposure to fluctuations in the fair value of one of the warrants. The warrants and the collar, which are included in Non-current marketable securities in the Consolidated Statements of Financial Position, are valued using the Black-Scholes pricing model. Fluctuations in the volatility of the market price of the common stock for which we hold a warrant, risk free rate of return and expiration date of the warrant impact the valuation. During fiscal years 2005 and 2004, we recorded unrealized losses of $72,000 and $470,000, respectively, from the decline in the fair market value of warrants in Other (income) expense. During fiscal year 2003, we recorded unrealized losses of $427,000 from the decline in the fair market value of warrants and a gain of $2,491,000 from the settlement of the collar in Other (income) expense.

We also have market risks associated with the volatility of our investments in privately-held companies, which consist primarily of securities of emerging technology companies. These investments are carried at cost and are evaluated periodically to determine if declines in fair value are other-than-temporary. Declines in value judged to be other-than-temporary are included in Other (income) expense. We recorded losses of $4,489,000, $1,831,000 and $12,477,000 in fiscal years 2005, 2004 and 2003, respectively, from other-than-temporary declines in the fair value of our investments in privately-held companies. We also recorded gains of $5,510,000 in Other (income) expense from the sale of certain investments in privately-held companies during fiscal year 2004. No such gains or losses were recorded in fiscal years 2005 or 2003. Investments in privately-held companies of $3,129,000 and $6,464,000 were included in Other assets in the Consolidated Statements of Financial Position at July 1, 2005 and July 2, 2004, respectively.

Item 8. Financial Statements and Supplementary Data

The consolidated financial statements of Scientific-Atlanta and notes thereto, the schedule containing certain supporting information, the reports of independent registered public accounting firm and management's report on internal control over financial reporting are set forth on pages 42 through 78 of this Report. See Part IV, Item 15, for an index of the statements, notes and schedule.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Scientific-Atlanta's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of Scientific-Atlanta's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this report. Based on such evaluation, Scientific-Atlanta's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by Scientific-Atlanta in the reports that it files or submits under the Exchange Act.

Management's Report on Internal Control over Financial Reporting

This report is included on page 43 of this report and is incorporated by reference.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

This report is included on page 44 of this report and is incorporated by reference.

Changes in Internal Control over Financial Reporting

There have not been any changes in Scientific-Atlanta's internal control over financial reporting (as such term is defined in Rules13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the quarter ended July 1, 2005 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Pursuant to Instruction G(3) to Form 10-K, the information required in Items 10-14 (except for the information set forth at the end of Part I in Item 4A with respect to Executive Officers of Scientific-Atlanta) is incorporated by reference from Scientific-Atlanta's definitive proxy statement for Scientific-Atlanta's 2005 Annual Meeting of Shareholders, which is expected to be filed pursuant to Regulation 14A within 120 days after the end of fiscal year 2005.

PART IV

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) The following documents are filed as part of this Report:

(1) The consolidated financial statements listed below are included on pages 42 through 77 of this Report.

Report of Independent Registered Public Accounting Firm.

Management's Report on Internal Control over Financial Reporting.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

Consolidated Statements of Financial Position as of July 1, 2005 and July 2, 2004.

Consolidated Statements of Earnings for each of the three years in the period ended July 1, 2005.

Consolidated Statements of Cash Flows for each of the three years in the period ended July 1, 2005.

Consolidated Statements of Stockholders' Equity and Comprehensive Income for each of the three years in the period ended July 1, 2005.

Notes to Consolidated Financial Statements.

(2) Financial Statement Schedule:

		Page
Schedule II	Valuation and Qualifying Accounts for each of the three years in the period ended July 1, 2005	78

All other Schedules called for under Regulation S-X are not submitted because they are not applicable or not required or because the required information is not material or is included in the financial statements or notes thereto.

(b) Exhibits:

Periodic reports, proxy statements and other information filed by Scientific-Atlanta with the SEC pursuant to the informational requirements of the Exchange Act may be inspected and copied at, or obtained at prescribed rates from, the public reference facilities maintained by the SEC at Headquarters Office, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090 or on the internet at http://www.sec.gov/info/edgar/prrrules.htm. The SEC also maintains a Web site (http://www.sec.gov) that makes available reports, proxy statements and other information regarding Scientific-Atlanta. Scientific-Atlanta's SEC file number is Commission File No. 1-5517.

Exhibit No.	Description
3.1	Composite Statement of Amended and Restated Articles of Incorporation of Scientific-Atlanta (filed as Exhibit 3(a) to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 27, 1997 (Commission File No. 1-5517), and incorporated herein by reference).
3.2	By-laws of Scientific-Atlanta (filed as Exhibit 3 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended December 27, 2002 (Commission File No. 1-5517), and incorporated herein by reference).
4.1	Rights Agreement, dated as of February 23, 1997, between Scientific-Atlanta and The Bank of New York, as Rights Agent, which includes as Exhibit A the Preferences and Rights of Series A Junior Participating Preferred Stock and as Exhibit B the Form of Rights Certificate (filed as Exhibit 1 to Scientific-Atlanta's Registration Statement on Form 8-A dated April 7, 1997 (Commission File No. 1-5517), and incorporated herein by reference).

Exhibit No.	Description
4.2	First Amendment to Rights Agreement dated February 12, 2004 between Scientific-Atlanta and The Bank of New York, as rights agent (filed as Exhibit 4.1 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended January 2, 2004 (Commission File No. 1-5517), and incorporated herein by reference).
10.1*	Stock Plan for Non-Employee Directors, as amended and restated (filed as Exhibit 10.3 to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 29, 2001 (Commission File No. 1-5517), and incorporated herein by reference).
10.2*	Non-Employee Directors Stock Option Plan, as amended and restated (filed as Exhibit 10(l) to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 30, 2000 (Commission File No. 1-5517), and incorporated herein by reference).
10.3*	Deferred Compensation Plan for Non-Employee Directors, as amended and restated (filed as Exhibit 10.5 to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 (Commission File No. 1-5517), and incorporated herein by reference).
10.4*	Scientific-Atlanta Retirement Plan for Non-Employee Directors (filed as Exhibit 10.4 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.5*	Executive Deferred Compensation Plan, as amended and restated (filed as Exhibit 10.7 to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 (Commission File No. 1-5517), and incorporated herein by reference).
10.6*	1996 Employee Stock Option Plan, as amended and restated (filed as Exhibit 10.2 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended March 30, 2001 (Commission File No. 1-5517), and incorporated herein by reference).
10.7*	1994 Long-Term Incentive Plan of Scientific-Atlanta, as amended and restated (filed as Exhibit 10(l) to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended July 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.8*	2003 Long-Term Incentive Plan of Scientific-Atlanta (filed as Exhibit 10.1 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended October 3, 2003 (Commission File No. 1-5517), and incorporated herein by reference).
10.9*	Scientific-Atlanta Annual Incentive Plan for Key Employees as amended and restated (filed as Exhibit 10.5 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.10*	Scientific-Atlanta Senior Officer Annual Incentive Plan, as amended and restated (filed as Exhibit 10(m) to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended July 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.11*	1985 Executive Deferred Compensation Plan of Scientific-Atlanta, as amended and restated (filed as Exhibit 10.6 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.12*	Supplemental Executive Retirement Plan, as amended and restated (filed as Exhibit 10.13 to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 (Commission File No. 1-5517), and incorporated herein by reference).
10.13*	Scientific-Atlanta Restoration Retirement Plan, as amended (filed as Exhibit 10(n) to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 26, 1998 (Commission File No. 1-5517), and incorporated herein by reference).

Exhibit No.	Description
10.14.1*	Form of Severance Protection Agreement between Scientific-Atlanta and Certain Officers and Key Employees (filed as Exhibit 10(g) to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended July 1, 1994 (Commission File No. 1-5517), and incorporated herein by reference).
10.14.2*	Form of First Amendment of Severance Protection Agreement by and between Scientific-Atlanta and Certain Executives (filed as Exhibit 10.3 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.15*	Scientific-Atlanta 1992 Employee Stock Option Plan (filed as Exhibit 10.3 to Scientific-Atlanta's Quarterly Report on Form 10-Q for the fiscal quarter ended April 2, 1999 (Commission File No. 1-5517), and incorporated herein by reference).
10.16.1*	Form of Indemnification Agreement for Directors (filed as Exhibit 10.19.1 to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 (Commission File No. 1-5517), and incorporated herein by reference).
10.16.2*	Form of Indemnification Agreements for Officers (filed as Exhibit 10.19.2 to Scientific-Atlanta's Annual Report on Form 10-K for the fiscal year ended June 27, 2003 (Commission File No. 1-5517), and incorporated herein by reference).
10.17	Scientific-Atlanta Code of Conduct (filed as Appendix A to Scientific-Atlanta's Proxy Materials for its 2005 Annual Meeting of Shareholders held on November 3, 2004 (Commission File No. 1-5517, and incorporated herein by reference).
10.18.1*	Form of Option Agreement under Non-Employee Director Stock Option Plan (filed as Exhibit 10.1 to Scientific-Atlanta's Current Report on Form 8-K dated October 21, 2004 (Commission File No. 1-5517), and incorporated herein by reference).
10.18.2*	Form of Stock Option Grant Agreement (filed as Exhibit 10.1 to Scientific-Atlanta's Current Report on Form 8-K dated January 20, 2005 (Commission File No. 1-5517), and incorporated herein by reference).
10.18.3*	Form of Long-Term Incentive Plan Award (filed as Exhibit 10.2 to Scientific-Atlanta's Current Report on Form 8-K dated January 20, 2005 (Commission File No. 1-5517), and incorporated herein by reference).
21	Significant Subsidiaries of Scientific-Atlanta.
23	Consent of Independent Registered Public Accounting Firm.
31.1	Certifications of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
31.2	Certifications of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
32.1	Certifications of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.
32.2	Certifications of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.
99.1	Cautionary Statements.
99.2	Glossary of Terms.

* Indicates management contract or compensatory plan or arrangement.

Selected Financial Data

(Dollars in Thousands, Except per Share Data)	**2005**	2004	2003	2002	2001
Sales	**$1,910,892**	$1,708,004	$1,450,353	$1,671,117	$2,512,016
Cost of Sales	**1,195,667**	1,073,202	947,581	1,086,961	1,718,160
Sales and Administrative Expense	**203,118**	199,118	191,134	186,579	220,161
Research and Development Expense	**163,543**	149,233	146,596	148,652	154,346
Provision for Doubtful Accounts	**7**	33	703	83,904(2)	1,866
Settlement Expenses, Net	**53,333(1)**	—	—	—	—
Stock Compensation Expense Related to Tender for Shares of PowerTV	**—**	—	—	—	10,778
Restructuring Expense (Income)	**(291)**	1,325	17,446	28,164	—
Interest Expense	**761**	778	866	869	411
Interest Income	**(30,583)**	(16,785)	(22,731)	(22,335)	(36,879)
Other (Income) Expense, Net	**2,430**	(7,233)	16,660	(112)	(67,229)
Earnings Before Income Taxes	**322,907**	308,333	152,098	158,435	510,402
Provision for Income Taxes	**112,147**	90,332	51,753	54,051	176,728
Net Earnings	**$ 210,760**	$ 218,001	$ 100,345	$ 104,384	$ 333,674
Basic Earnings Per Share	**$ 1.38**	$ 1.43	$ 0.66	$ 0.67	$ 2.06
Diluted Earnings Per Share	**$ 1.36**	$ 1.41	$ 0.65	$ 0.66	$ 1.99
Cash Dividends Paid Per Share	**$ 0.04**	$ 0.04	$ 0.04	$ 0.04	$ 0.04
Working Capital	**$1,596,907**	$1,402,010	$1,050,007	$ 990,741	$1,154,611
Total Assets	**$2,589,833**	$2,269,627	$1,918,629	$1,914,627	$2,002,828
Current Maturities of Long-Term Debt	**$ 1,230**	$ 1,265	$ 1,455	$ 1,739	$ 91
Long-Term Debt, Less Current Maturities	**6,240**	7,698	8,567	8,600	—
Stockholders' Equity	**1,980,960**	1,803,357	1,481,241	1,436,791	1,508,939
Total Capital Invested	**$1,988,430**	$1,812,320	$1,491,263	$1,447,130	$1,509,030
Gross margin % of Sales	**37.4%**	37.2%	34.7%	35.0%	31.6%
Return on Sales	**11.0%**	12.8%	6.9%	6.2%	13.3%
Return on Average Stockholder's Equity	**11.1%**	13.2%	7.0%	7.3%	24.9%
Effective Tax Rate	**34.7%**	29.3%	34.0%	34.1%	34.6%

(1) Includes $33,333 from the settlement of pending litigation and a cross-licensing agreement with Gemstar, and $20,000 from a tentative settlement with the SEC related to its investigation of certain of our marketing support agreements in 2000 and 2001 with Adelphia and Charter.

(2) Includes $83,692 of bad debt expense related to the write-off of accounts receivable from Adelphia resulting from its filing for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in June 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Overview

Net earnings were $210.8 million, or $1.36 per share, in fiscal year 2005 as compared to $218.0 million, or $1.41 per share, in fiscal year 2004. Net earnings in fiscal year 2005 included an after-tax charge of $22.2 million related to the licensing and settlement agreements with Gemstar and a pre-tax and after-tax charge of $20.0 million related to a probable settlement with the SEC. The settlements are discussed in greater detail below. These items totaled to a net after-tax charge to earnings of $42.2 million, or $0.27 per share.

Net earnings were $218.0 million, or $1.41 per share, in fiscal year 2004 as compared to $100.3 million, or $0.65 per share, in fiscal year 2003. Net earnings in fiscal year 2004 included after-tax net gains of $7.2 million from the sale of certain marketable securities and investments in privately-held companies and a $16.0 million reduction in the current tax provision from a settlement with the IRS primarily related to amended returns we filed for fiscal years prior to fiscal year 2003. These were partially offset by after-tax charges of $4.0 million related to a purchase price adjustment on the sale of our satellite networks business to ViaSat, Inc.; $1.5 million related to mark-to-market adjustments of various marketable securities and investments in privately-held companies; and $0.9 million related to various restructurings. These items totaled to a net after-tax increase to earnings of $16.8 million, or $0.11 per share.

Net earnings were $100.3 million, or $0.65 per share, in fiscal year 2003 as compared to $104.4 million, or $0.66 per share, in fiscal year 2002. Net earnings in fiscal year 2003 included after-tax charges of $13.1 million related to mark-to-market adjustments of various investments; $11.5 million related to various restructurings; $4.3 million from the termination of a contract with German cable operator ish; and a net after-tax gain of $3.0 million from the sale of various marketable securities. These items totaled to a net after-tax charge of $25.9 million, or $0.17 per share.

Sales

Sales of $1.9 billion in fiscal year 2005 increased 12 percent over the prior year. The year-over-year increase was due to an increase in the number of digital set-tops and cable modems shipped which was partially offset by a decline in the shipments of transmission products.

Subscriber product sales of $1.4 billion in fiscal year 2005 increased by 18 percent from the prior year. During fiscal year 2005, we shipped a total of 4.2 million Explorer digital set-tops, up from 3.9 million shipped the prior year. The growth in digital set-top shipments was led by an increase in the number of Explorer 8000™ digital set-tops shipped to 1.9 million units, including 906 thousand Explorer 8000 high-definition set-tops, up from 1.1 million units shipped during fiscal year 2004. The Explorer 8000 set-tops contain integrated hard drives and a single user interface for digital video recording capabilities. In addition, during fiscal year 2005, we shipped a total of 529 thousand non-DVR high-definition set-tops, up from 438 thousand shipped during fiscal year 2004. The Explorer 8000 set-top, in addition to high-definition set-top models, sells for a significantly higher average selling price than the average selling price for our earlier generation set-top models. The shift to a higher mix of Explorer 8000 and high-definition set-tops during fiscal year 2005 more than offset the price declines of our earlier generation set-top models. As a result, the combined average selling prices of all digital set-tops increased by more than 6 percent over fiscal year 2004, which also contributed to the increase in subscriber product sales.

Sales of cable modems totaled 2.4 million units, an increase from 1.3 millions units shipped the previous year. Of the total 2.4 million units shipped during fiscal year 2005, 815 thousand were voice modems (VoIP), an increase from 92 thousand shipped last fiscal year.

Sales of transmission products totaled $462.5 million in fiscal year 2005, a decline of 4 percent compared to fiscal year 2004. A reduction in the sales of access network and headend products was the major source of the decline relative to last year.

International sales were $442.4 million in fiscal year 2005, a 28 percent increase from the prior fiscal year. Increases in digital set-top, cable modem, and transmission product shipments each contributed to the growth in international sales. Sales into the European region, Latin American region, and Canada were partially offset by a decline in sales into the Asia Pacific region.

Sales of $1.7 billion in fiscal year 2004 increased 18 percent from the prior year. The increase was due to an increase in the number of digital set-tops shipped coupled with an increase in the shipments of other subscriber and transmission products.

Subscriber product sales of $1.2 billion in fiscal year 2004 increased by 26 percent from the prior year. During fiscal year 2004, we shipped a total of 3.9 million Explorer digital set-tops, up from 3.2 million shipped the prior year. The growth in digital set-top shipments was led by an increase in the number of Explorer 8000 digital set-tops shipped to 1.1 million units, including 148 thousand Explorer 8000 high-definition set-tops, up from 386 thousand units shipped during fiscal year 2003. The Explorer 8000 set-tops contain integrated hard drives and a single user interface for digital video recording capabilities. In addition, during fiscal year 2004, we shipped a total of 438 thousand non-DVR high-definition set-tops, up from 197 thousand shipped during fiscal year 2003. The Explorer 8000 set-top, in addition to high-definition set-top models, sells for a significantly higher average selling price than the average selling price for our earlier generation set-top models. The shift to a higher mix of Explorer 8000 and high-definition set-tops during fiscal year 2004 more than offset the price declines of our earlier generation set-top models. As a result, the combined average selling prices of all digital set-tops increased by more than 7 percent over fiscal year 2003, which also contributed to the increase in subscriber product sales.

Sales of cable modems totaled 1.3 million units in fiscal year 2004, an increase from 731 thousand units shipped the previous year.

Sales of transmission products totaled $480.8 million in fiscal year 2004, an increase of 2 percent compared to fiscal year 2003. An increase in the sales of VOD QAM modulators and transmission satellite products was partially offset by a decline in transmission service revenue.

International sales were $345.7 million in fiscal year 2004, a 7 percent increase from the prior fiscal year. Sales into the European region increased 25 percent from last year, due primarily to increases in digital set-top and cable modem shipments. Sales into the Latin American region declined 6 percent from last year as the economic recession in the region continued. Sales into the Asia-Pacific region declined 23 percent from last year, due primarily to the decline in analog set-top shipments from the previous fiscal year, as the Japanese market prepared to make the transition to digital cable.

Sales of $1.5 billion in fiscal year 2003 declined 13 percent from the prior year. The decline was attributable to lower unit sales and lower average selling prices of both subscriber and transmission products.

Subscriber product sales of $977.7 million in fiscal year 2003 decreased by 10 percent from the prior year. For the second consecutive year, many of our customers' deployment rates declined relative to the preceding year. During fiscal year 2003, we shipped a total of 3.2 million Explorer digital set-tops, down from 3.4 million in the prior year. In addition to lower volumes, the average selling prices for our earlier generation set-tops declined 9 percent from the prior year. During fiscal year 2003, we began shipping our Explorer 8000 set-tops, which contain integrated hard drives and a single user interface for digital video recording capabilities.

We shipped a total of 386 thousand of these units during the year. In addition, during fiscal year 2003, we shipped a total of 197 thousand high-definition set-tops, up from 99 thousand shipped during fiscal year 2002. The Explorer 8000 set-top, in addition to high-definition set-top models, sells for a significantly higher average selling price than the average selling price for our earlier generation set-top models. The shift to a higher mix of Explorer 8000 and high-definition set-tops during fiscal year 2003 partially offset the price declines of our earlier generation set-top models. As a result, the combined average selling prices of all digital set-tops declined by slightly less than 2 percent.

Sales of cable modems increased to 731 thousand units in fiscal year 2003 from 665 thousand units shipped the previous year.

Sales of transmission products of $472.6 million in fiscal year 2003 decreased 18 percent compared to fiscal year 2002. This decline was related to a reduction in capital spending by many of the largest North American and international MSOs. After several years of transmission plant upgrades, many of the North American MSOs were nearing completion of their plant upgrades for a significant portion of their systems. In addition, several of our international customers continued to experience financial difficulties and began to undertake various forms of restructurings. As a result, shipments of transmission products to our international customers also declined significantly.

International sales were $322.3 million in fiscal year 2003, down 4 percent from the prior fiscal year. Sales into the European region declined 20 percent from fiscal year 2002, due primarily to a decline in shipments to German cable operator ish. An increase in shipments related to sales by BarcoNet, which we acquired in fiscal year 2002, and which is highly concentrated in Europe, for a full year during fiscal year 2003, compared to only two quarters the previous year, helped to partially offset the decline in Europe. In light of the continuing economic recession and weakening currencies in the region, sales into the Latin American region remained relatively flat during fiscal year 2003. Sales into the Asia-Pacific region increased 24 percent from fiscal year 2002, due primarily to the acquisition of BarcoNet.

During the fourth quarter of fiscal year 2002, Kabel NRW GmbH & Co. KG (KNRW), parent of ish, was notified by its syndicate banks that an event of default had occurred under its Senior Credit Agreement. ish suspended or canceled a number of work orders previously issued to the Consortium, of which we were a member and through which we furnished our products and services. In addition, ish requested and received a 120-day moratorium on all outstanding invoices payable to all members of the Consortium. In addition, Callahan Nordrhein-Westfalen GmbH, parent of KNRW, initiated insolvency proceedings under German law in July 2002.

During fiscal year 2003, we reached an agreement with ish related to work orders, which had been suspended or canceled during the fourth quarter of fiscal year 2002, and our exposure in accounts receivable and inventory related to ish. As part of this settlement, we received a cash payment of $22.0 million, notes receivable denominated at $19.0 million and an equity interest in Kabelnetz NRW Limited (Kabelnetz), which acquired ish after the settlement. We entered into an agreement during fiscal year 2003 to sell these notes receivable for $11.5 million and received a cash payment of $12.8 million from the collection of the notes receivable and related accrued interest. During fiscal year 2003, we also recognized $4.4 million of revenue previously deferred, which represented the portion of the termination agreement with ish for which consideration was received. We also charged $10.9 million to Cost of sales for the write-off of inventory we allowed ish to retain. During fiscal year 2004, we sold our equity interest in Kabelnetz and recorded a gain of $6.8 million in Other (income) expense.

Although the domestic cable industry is comprised of thousands of cable systems, a small number of large MSOs own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television operators. A loss of business from a significant MSO could have a material adverse effect on our business. Customers that accounted for 10 percent or more of our total sales in fiscal years 2005, 2004, or 2003 were as follows:

	2005	2004	2003
Time Warner Inc.	**21%**	19%	21%
Cablevision Systems	**13%**	15%	19%
Comcast Corporation	**8%**	11%	11%
All other customers	**58%**	55%	49%
Total	**100%**	100%	100%

The fiscal year 2003 percentage for Time Warner has been adjusted to reflect the deconsolidation by Time Warner of a partnership in a cable television operator.

Sales of Explorer digital set-tops accounted for 63 percent, 62 percent and 56 percent of total sales in fiscal years 2005, 2004, and 2003, respectively. There were no other product group sales that accounted for more than 10 percent of total sales in fiscal years 2005, 2004 and 2003.

International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively.

Cost of Sales

Cost of sales, as a percent of sales, declined 0.2 percentage points in fiscal year 2005 from fiscal year 2004. The leverage associated with a 12 percent increase in sales, coupled with the continued benefits of cost reductions through product redesign, the increased effectiveness of procurement, and improved manufacturing efficiencies, more than offset the negative impact of declines in the average selling prices of set-top models and the increase in the sales of cable modem products, which have a lower gross margin than our company average.

Cost of sales, as a percent of sales, declined 2.5 percentage points in fiscal year 2004 from fiscal year 2003. The leverage associated with an 18 percent increase in sales, coupled with the continued benefits of cost reductions through product redesign, the increased effectiveness of procurement, and improved manufacturing efficiencies, more than offset the negative impact of declines in the average selling prices of earlier generation set-top models and the shift to a greater mix of Explorer 8000 digital set-tops, which currently have a lower gross margin than our average. In addition, the gross margin of transmission products improved during fiscal year 2004 as compared to the prior year. This improvement was related primarily to an increase in the shipments of higher margin transmission satellite and headend products in the current fiscal year as compared to the prior fiscal year, combined with material cost savings gained through the efficiencies of procurement and other cost savings obtained from the various restructuring actions taken over the last two years.

Cost of sales, as a percent of sales, increased 0.3 percentage points in fiscal year 2003 over fiscal year 2002. The increase was due primarily to a higher mix of new set-top models that had lower gross margins than our average gross margin. This was partially offset by material cost reductions, cost reductions from product redesigns and conversion cost improvements. Cost of sales in fiscal year 2003 included a $10.9 million charge related to the settlement with ish.

We aggressively continue to reduce our costs through product design, procurement, and manufacturing. Each generation of our custom Application Specific Integrated Circuits (ASICs) incorporates more functionality and helps us reduce the number of components in our digital set-tops. Our material costs have benefited from our ability to negotiate reduced prices from our suppliers. In addition, we completed the transition of all of our Atlanta, Georgia-based manufacturing to our Juarez, Mexico manufacturing facility during fiscal year 2002. During fiscal years 2005 and 2004, we also moved a portion of our manufacturing to Juarez, Mexico from Kortrijk, Belgium and Toronto, Canada. These transfers have continued to generate additional manufacturing cost savings. Our ability to negotiate price reductions from suppliers and our ability to redesign products to achieve cost reductions at a rate faster than potential declines in selling prices of our products, which we are unable to predict, may impact our gross margins in future periods.

As a result of the transfer of manufacturing from Atlanta, Kortrijk and Toronto to Juarez, we now perform more than 95 percent of our in-house manufacturing in our Juarez facility. We also have manufacturing operations in four other locations.

Except for certain ASICs, the materials and supplies we purchase generally are standard electronic components, such as integrated circuits, wire, circuit boards, transistors, capacitors and resistors, all of which are produced by a number of manufacturers. We also purchase aluminum die castings, steel enclosures and other semi-fabricated items, which are produced by a variety of sources.

We consider our sources of supply to be adequate. However, from time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. Certain of the components contained in our products are custom components, such as silicon semiconductor products and lasers that can be supplied only by a sole vendor that may concentrate the manufacture of such component in only one location. A reduction, delay or interruption in supply or a significant change in price of one or more of these components could adversely affect our business, operating results and financial condition.

Suppliers that are significant to our business include vendors who provide us with parts that are critical to delivery of our principal products and vendors who provide us with material amounts of supplies. Significant suppliers include the following:

- STMicroelectronics, Intel Corporation, Advanced Micro Devices, Analog Devices, Inc., Broadcom Corporation and Texas Instruments Inc. are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;
- Microtune is our primary supplier of silicon tuners for our subscriber products;
- Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products;
- Infineon Technologies North America Corporation is the sole provider of the QPSK receiver device for certain of our Explorer models;
- JDS Uniphase and Emcore Corporation are our primary suppliers of optical transmitters;
- Microcast, Inc. and Shanghai Skyrock Industry are our primary suppliers of die-castings for our RF distribution products;
- Philips Semiconductors B.V. and Freescale Semiconductor, Inc. are our primary providers of cable television hybrids for use in our RF distribution products and subscriber products;
- Askey Corporation and ASUSTek Computer, Inc. are our suppliers of cable modem products;
- Maxtor Corporation and Western Digital Corporation are our providers of hard drives;
- Matsushita Electronics Components Corporation of America and its affiliates are our primary suppliers of "canned" tuners and RF modulators for subscriber products; and
- Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps, and we also are part of a joint venture in Shanghai, China that provides us with taps. During the first quarter of fiscal year 2006, we acquired all of the interests of the other partners in the Shanghai joint venture.

For fiscal year 2005, we did not experience any significant material availability issues and we do not expect to have significant material supply issues in the foreseeable future. However, a reduction or interruption in supply or a significant change in price of one or more components could adversely affect our business, operating results and financial condition.

Sales and Administrative Expenses

Sales and administrative expenses were $203.1 million in fiscal year 2005, up $4.0 million over the preceding year. The year-over-year increase was primarily due to higher incentive accruals on performance-based plans related to our improved profitability and higher professional fees.

Sales and administrative expenses of $199.1 million in fiscal year 2004 were $8.0 million higher than the prior year. The year-over-year increase was primarily due to higher incentive accruals on performance-based plans related to our improved profitability and was partially offset by lower professional fees in fiscal year 2004 as compared to fiscal year 2003.

Sales and administrative expenses of $191.1 million in fiscal year 2003 were $4.6 million higher than the prior year. Selling expenses in fiscal year 2003 were lower than the prior year due to the impact of the restructurings discussed below and the lower sales volume which more than offset the addition of selling expenses of BarcoNet. Higher incentive compensation accruals, higher amortization expense of intangible assets established with the acquisition of BarcoNet in the third quarter of fiscal year 2002 and certain assets of Arris in the second quarter of fiscal year 2003 and the addition of administrative expenses of BarcoNet more than offset reductions in administrative expenses from the restructurings discussed below.

Research and Development Expenses

Research and development expenses were $163.5 million in fiscal year 2005, up approximately 10 percent from fiscal year 2004. Research and development expenses increased year-over-year primarily due to incremental hiring of engineers and the execution of several key technology license agreements related to new set-top designs. The year-over-year increase was offset partially by the higher capitalization of software development costs in fiscal year 2005 as compared to the prior year. During fiscal year 2005, we capitalized $21.6 million of software development costs, compared to $17.5 million in fiscal year 2004. The year-over-year increase in the capitalization of software development costs was driven primarily by increased costs associated with the development of our new media center products, including the costs of several technology license agreements; product enhancements for customers; and products for expansion into new markets. The new media center products will combine all the features of our current Explorer 8300™ platform, including a multi-tuner DVR, optional high-definition DVR, DOCSIS and Multi-Room DVR capability, with a built in DVD player and burner.

Our MPEG 2 encoding products were enhanced to support improved digital video quality and packaging and our advanced compression encoding platform was developed to deliver low bit rate, high-quality video. Our new Digital Content Manager (DCM) product supports the process and managing of digital content for applications such as statistical multiplexing and digital program insertion. The new XDQA-24 QAM modulator was introduced which puts 24 QAM 256 modulators into a dense package. We also made significant progress on the development and release of our 1 GHz GainMaker products. In addition, our Naperville, Chicago design facility continued work on a new un-cooled cladding pump optical amplifier for fiber to the premise applications.

Research and development efforts continue to focus on advanced models of digital set-tops, network software enhancements and upgrades, data products and transmission products.

Software development costs capitalized and the amortization of these costs in fiscal years 2005, 2004 and 2003 are as follows:

	In Millions		
	2005	*2004*	*2003*
Software development costs capitalized	**$21.6**	$17.5	$10.1
Amortization charged to cost of sales	**$11.2**	$ 8.5	$ 9.1

At July 1, 2005 and July 2, 2004, we had capitalized software development costs of $30.4 million and $20.0 million, respectively, which were included in Other assets in the Consolidated Statements of Financial Position.

Research and development expenses were $149.2 million in fiscal year 2004, up slightly from fiscal year 2003. Research and development expenses increased year-over-year primarily due to incremental hiring of engineers related to new set-top designs and higher incentive accruals on performance-based plans related to our improved profitability. The year-over-year increase was offset partially by the higher capitalization of software development costs in fiscal year 2004 as compared to the prior year and the benefits realized in fiscal year 2004 from previously announced restructurings. During fiscal year 2004, we capitalized $17.5 million of software development costs, compared to $10.1 million in fiscal year 2003. The year-over-year increase in the capitalization of software development costs was driven primarily by increased development costs related to the Explorer 8300 Multi-Room DVR product, product enhancements for customers and products for expansion into new markets, such as a version of the Explorer interactive digital set-top for the Japanese market.

Research and development expenses were $146.6 million, or 10 percent of total sales in fiscal year 2003, approximately the same as the prior year. Research and development efforts during the year were focused on advanced models of digital set-tops, network software enhancements and upgrades, data products, satellite products and transmission products.

Research and development expenses included $0.4 million of in-process technology purchased in connection with the acquisition of certain assets of ChanneLogics, Inc. in fiscal year 2003. This technology had not yet reached technological feasibility and had no alternative future use.

Scientific-Atlanta continues to invest in research and development programs to support our existing products as well as future products and services for our customer base. We periodically evaluate our strategic direction, including an assessment of the markets we serve and alternative methods of generating revenues from our investments in research and development programs, such as licensing of software and hardware technology.

Net Settlement Expenses

During the fourth quarter of fiscal year 2005, we finalized agreements with Gemstar regarding the settlement of pending litigation and a cross-licensing agreement. We also entered into a porting agreement under which we will assist Gemstar to port its interactive program guide onto our Explorer set-top platform. Under these agreements, which have a term of up to nine and-a-half years, we will pay Gemstar approximately $154.4 million and Gemstar will pay us approximately $89.4 million. We will make quarterly minimum payments of $4.1 million to Gemstar and will receive quarterly payments of $2.4 million from Gemstar. Quarterly payments may exceed the minimum amount if certain set-top models are shipped and/or certain volumes are shipped during the quarter. During the fourth quarter of fiscal year 2005, we recorded a charge of $33.3 million related to the settlement. The amount of the charge was based on the values assigned to certain set-tops shipped prior to the effective date of the agreement, July 4, 2005, and an estimate of future set-top shipments.

We previously reported on investigations by the SEC and the DOJ concerning our 2000 and 2001 marketing support agreements with Adelphia and Charter and the manner in which Adelphia and Charter accounted for these transactions. We recorded a $20.0 million reserve in the fourth quarter of fiscal year 2005 based on discussions with the staff of the SEC regarding a tentative settlement of its investigation. This reserve had a $20.0 million pre-tax and after-tax impact on earnings. We continue to cooperate with the DOJ with respect to its investigation.

Restructuring Expenses

In August 2002, we announced a restructuring of our worldwide operations to align our costs with reduced sales levels. The restructuring included a reduction of our workforce by 400 positions, or approximately 6 percent of our total workforce, and was substantially completed by December 27, 2002. The positions eliminated were from manufacturing, engineering, marketing, sales, service and administrative functions. The restructuring also included the consolidation of certain office and manufacturing facilities. In addition, during the third quarter of fiscal year 2003, we reduced our workforce by approximately 120 positions, primarily in sales and other functions within the transmission businesses, and reduced our workforce by an additional 30 positions in the fourth quarter of fiscal year 2003.

During fiscal year 2005, we also reduced the restructuring liability by $0.3 million related to contractual obligations under a canceled lease as we finalized negotiations with the lessor. No significant severance costs were paid in fiscal year 2005.

Since the initiation of these restructurings, we have incurred expenses of $4.7 million from the write-off of fixed assets, $5.3 million from contractual obligations under canceled leases, $14.3 million from severance and $6.0 million from other miscellaneous costs.

As a result of the actions in fiscal year 2003 and the earlier restructuring announced in October 2001, we recorded restructuring charges of $1.3 million, primarily for severance, during fiscal year 2004. During fiscal year 2004, severance costs of $1.3 million were paid to 40 employees whose positions had been eliminated under the restructuring plan.

As a result of the actions described above, we recorded restructuring charges of $17.4 million, primarily for severance, during fiscal year 2003. During fiscal year 2003, severance costs of $14.4 million were paid to approximately 1,750 employees who had actually been terminated under the restructuring plans of fiscal years 2003 and 2002.

Interest Income

Interest income was $30.6 million in fiscal year 2005, up $13.8 million from the prior year. The year-over-year increase was due to both higher average cash and short-term investment balances and a higher average tax equivalent yield in fiscal year 2005 as compared to the prior year. The average tax equivalent yield was 2.5 percent, up 0.8 percentage points from the prior year.

Interest income was $16.8 million in fiscal year 2004, down $5.9 million from the prior year. Although average cash and short-term investment balances were higher in fiscal year 2004 than fiscal year 2003, the average tax equivalent yield was approximately 1.7 percent in fiscal year 2004, down from approximately 2.3 percent in fiscal year 2003. Interest income was $22.7 million in fiscal year 2003, up slightly from the prior year. Again, although the average amount of cash and short-term investments was higher in fiscal year 2003 than fiscal year 2002, the average tax equivalent yield was 2.3 percent in fiscal year 2003, down from 3.4 percent in the prior year.

Other (Income) Expense

Other (income) expense of $2.4 million for fiscal year 2005 included $4.5 million from losses on the other-than-temporary decline in the fair value of investments in privately-held companies. Other (income) expense also included losses on short-term investments, gains from the increase in the cash surrender value of life insurance, a gain from the reversal of a reserve following a favorable court ruling, partnership income, foreign exchange losses, and various other items, none of which was individually significant.

Other (income) expense of $(7.2) million in fiscal year 2004 included a gain of $6.8 million from the sale of our equity interest in Kabelnetz, which had been received as part of the termination settlement with German cable operator ish, and net gains of $4.3 million from the sale of other investments in privately-held companies and marketable securities. We also recorded a loss of $6.1 million from the settlement of purchase price adjustments, which included a cash payment of $9.0 million, related to the sale of a satellite business to ViaSat, of which $2.9 million had previously been reserved. Other (income) expense also included income from various partnerships, increases in the cash surrender value of life insurance, foreign exchange gains and various other items, none of which was individually significant.

Other (income) expense of $16.7 million in fiscal year 2003 included losses of $12.5 million and $6.9 million from the other-than-temporary declines in the market value of investments in privately-held companies and marketable securities, respectively. These losses were partially offset by gains of $2.0 million on the sale of marketable securities; a gain of $2.5 million from the settlement of a collar on a warrant to purchase common stock; and other miscellaneous items.

Income Taxes

The effective tax rate for the fiscal year ended July 1, 2005 was 34.7 percent of pre-tax earnings, up from 29.3 percent in the prior year. The effective rate for the fiscal year ended July 1, 2005 was unfavorably impacted by the reserve for the SEC settlement, which was offset partially by the reversal of certain valuation allowances on deferred tax assets and state net operating loss carryforwards. The reserve for the SEC settlement had a $20.0 million pre-tax and after-tax impact on earnings. In addition, the effective tax rate in fiscal year 2004 was favorably impacted by a settlement with the IRS discussed in greater detail below. We believe that our effective tax rate will be approximately 35 percent of pre-tax earnings for fiscal year 2006.

U.S. income taxes, net of applicable credits, have been provided on the undistributed earnings of and original investments in foreign subsidiaries, except in those instances where the earnings or investments are expected to be indefinitely reinvested. Scientific-Atlanta currently intends to indefinitely reinvest approximately $91.0 million of undistributed earnings of and original investments in foreign subsidiaries; however, this amount may be adjusted based on changes in business, economic or other conditions. At July 1, 2005, approximately $51.0 million of such undistributed earnings or investments had been indefinitely reinvested.

On October 22, 2004, the President signed the American Jobs Creation Act of 2004 (the "Act"). The Act creates a temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividend received deduction for certain dividends from controlled foreign corporations. The deduction is subject to a number of limitations and, as of today, uncertainty remains as to how to interpret numerous provisions in the Act. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. Based on our analysis to date, however, it is reasonably possible that we may repatriate some amount ranging from $0 to $70 million, with the respective tax benefit ranging from $0 to $1 million. We expect to be in a position to finalize our assessment by December 31, 2005.

The Act also creates a deduction for income from qualified domestic production activities which will be phased in from 2005 through 2010, effective for our fiscal years 2006 through 2011. In return, the Act also provides for a two-year phase-out of the existing extra-territorial income exclusion (ETI) for foreign sales that was viewed to be inconsistent with international trade protocols by the European Union. We expect the phase out of ETI to result in an immaterial increase in the effective tax rate for fiscal years 2005, 2006 and 2007. The new deduction for domestic production activities is subject to certain limitations and interpretations and, as such, we are not yet in a position to determine the potential impact on the effective tax rate of future years.

Under the guidance in FSP No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our income tax return.

The provision for income taxes was 29.3 percent of pre-tax earnings in fiscal year 2004, down from 34.0 percent in fiscal year 2003. During the fourth quarter of fiscal year 2004, the IRS approved a settlement primarily related to amended income tax returns we had filed for fiscal years 1990 through 2002. In connection with the settlement, we expected to receive income tax refunds of $13.2 million and interest of approximately $9.5 million, which were recorded as a reduction of the provision for income taxes, net of the federal and state income tax owed on the interest. The settlement resulted in a reduction of our current tax expense of $16.0 million, (a reduction of 5.2 percentage points from the statutory rate of 35.0 percent of pre-tax income), which includes the amount due from the IRS, net of a reserve we had recorded on the receivable from the IRS in a prior year, and interest, net of federal and state tax. In fiscal year 2005, we received payments of $22.9 million, which consisted of tax refunds of $13.2 million and interest of $9.7 million, from the IRS.

The provision for income taxes was 34 percent of pre-tax earnings for fiscal year 2003, approximately the same as the prior year.

Financial Condition and Liquidity

We had stockholders' equity of $2.0 billion and cash and cash equivalents were $475.5 million at July 1, 2005. Cash and cash equivalents increased $190.4 million during fiscal year 2005. Cash provided by operating activities of $349.6 million included net earnings of $210.8 million, depreciation and amortization of $79.0 million, and increases in accrued liabilities and other liabilities of $32.7 million and $89.0 million, respectively. The increases in accrued liabilities and other liabilities relate primarily to the accruals for the settlement and licensing agreements with Gemstar and for the probable settlement with the SEC previously discussed.

Average days sales outstanding were 44 days in fiscal year 2005, as compared to 45 days in the prior year. The year-over-year improvement in average days sales outstanding, despite the $24.3 million increase in accounts receivable, was due in part to the improved collections in fiscal year 2005 as compared to fiscal year 2004. Accounts receivable at July 1, 2005 included $38.2 million from customers who accounted for 10 percent or more of our total sales in fiscal year 2005.

Inventory turnover improved to 9.3 turns in fiscal year 2005 from 8.4 turns in the prior year. The improvement in inventory turns was due primarily to increased sales and our continued focus on working capital management.

During fiscal year 2005, we acquired property, plant and equipment of $75.6 million, including a cash payment of $36.0 million for the purchase of buildings we had previously leased at our office site in Gwinnett County, Georgia. We increased our short-term investments by $43.9 million. We also purchased 1,836,600 shares of our common stock at an aggregate cost of $50.7 million pursuant to a program announced in February 2003 to buyback up to 10,000,000 shares.

The current ratio of Scientific-Atlanta was 5.4:1 at July 1, 2005. At July 1, 2005, we had debt of $7.5 million, primarily mortgages on facilities we assumed in connection with the acquisition of BarcoNet during fiscal year 2002.

In August 2004, we obtained a $100 million unsecured revolving credit facility. The new facility, which matures in August 2007, includes an accordion feature under which the aggregate commitment, subject to certain conditions, may be increased by an additional $300 million. Interest on borrowings under this facility is at varying rates and the rates fluctuate based on market rates. Facility fees, payable quarterly in arrears, are based on the aggregate amount of the facility commitment as of the last day of the preceding quarter and fluctuate based on a ratio of funded debt to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization). There were no borrowings under this agreement during fiscal year 2005.

We believe that funds generated from operations, existing cash and short-term investment balances, and the revolving credit facility discussed above will be sufficient to support operations and fund capital expenditures for the foreseeable future.

We had stockholders' equity of $1.8 billion, and cash on hand was $285.1 million at July 2, 2004. Cash and cash equivalents increased $89.2 million during fiscal year 2004. Cash provided by operating activities of $323.4 million included net earnings of $218.0 million, depreciation and amortization of $75.1 million and increases in accounts payable and accrued liabilities of $41.7 million. These were offset partially by an increase in accounts receivable of $34.8 million.

During fiscal year 2004, we increased our short-term investments by $268.6 million and acquired machinery and equipment for $30.7 million, primarily to expand and enhance manufacturing lines for our DVR set-top products. We also received $62.7 million from the issuance of common stock under our employee stock option and other benefit plans.

Cash and cash equivalents at the end of fiscal year 2003 were $195.9 million, up $74.2 million from the end of fiscal year 2002 due primarily to cash generated from operations which was partially offset by additional purchases of short-term investments and the repurchase of our common stock. Cash provided by operating activities was $361.5 million for fiscal year 2003, up slightly over the prior year due to our continued focus on working capital management. We reduced inventory and accounts receivable by $98.1 million and $76.1 million, respectively, during fiscal year 2003.

During fiscal year 2003, we increased our short-term investments by $148.2 million, acquired certain assets of Arris for $31.6 million and made capital expenditures of $24.4 million, primarily for tooling and test equipment. We also received $20.8 million from the settlement of a collar on a warrant to purchase common stock. In addition, we repurchased 8.6 million shares of our common stock pursuant to stock buyback programs for $104.5 million.

Contractual Commitments

Contractual commitments at July 1, 2005 under the Gemstar license and settlement, debt and lease agreements and purchase commitments, primarily for inventory, are summarized below. (Amounts are in thousands.)

Commitment	Total	1 Year	2-3 Years	4-5 Years	After 5 Years
Gemstar license and settlement	$154,375	$ 16,250	$32,500	$32,500	$73,125
Purchase commitments	290,131	289,951	71	80	29
Operating leases	13,158	6,893	5,014	807	444
Debt	7,470	1,230	2,387	2,371	1,482
Total	$465,134	$314,324	$39,972	$35,758	$75,080

The Gemstar license and settlement agreements relate to the minimum payments due by us to Gemstar under the agreements discussed earlier. Purchase commitments are primarily for raw materials and component inventory. In general, our contracts with suppliers do not include guaranteed volumes or other contingent commitments. Occasionally, we enter into agreements with suppliers that exceed one year to obtain favorable business terms or due to specific business conditions, such as lead times for development, and we may enter into similar agreements in the future. Operating leases are primarily for manufacturing, warehouse and office facilities in the United States and in various international locations. The debt relates to various borrowings for facilities in Europe.

Critical Accounting Policies

Note 1 to the Consolidated Financial Statements in our Form 10-K for fiscal year 2005 includes a summary of the significant accounting policies or methods used in the preparation of our consolidated financial statements. Some of those significant accounting policies or methods require us to make estimates and assumptions that affect the amounts reported by us. We believe the following items require the most significant judgments and often involve complex estimates.

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates and judgments on historical experience and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Historically, actual results have not differed materially from our estimates. The most significant estimates and assumptions relate to revenue recognition, the adequacy of receivable, inventory and tax reserves, deferred tax allowances, asset impairments and accrued liabilities and other liabilities, principally relating to warranty provisions, the pension benefit liability and settlement liabilities.

Revenue Recognition

Our principal sources of revenues are from sales of interactive subscriber systems which include digital set-tops and cable modems, broadband transmission networks and content distribution networks. We recognize revenue when (1) there is persuasive evidence of an agreement with the customer, (2) product is shipped and title has passed, (3) the amount due from the customer is fixed and determinable, (4) collectibility is reasonably assured, and (5) we have no significant future performance obligation. At the time of the transaction, we assess whether the amount due from the customer is fixed and determinable and collection of the resulting receivable is reasonably assured. We assess whether the amount due from the customer is fixed and determinable based on the terms of the agreement with the customer, including, but not limited to, the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history with the customer and credit-worthiness of the customer. If we determine that collection of an amount due is not reasonably assured, we defer recognition of revenue until collection becomes reasonably assured.

The standard terms and conditions under which we ship allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies us within ten days of receipt. If an agreement contains a non-standard right of return, we defer recognizing revenue until the conditions of the agreement are met. From time to time, our agreements include acceptance clauses. If an agreement includes an acceptance clause, revenue is deferred until acceptance is deemed to have occurred.

Certain agreements also include multiple deliverables or elements for products and/or services. We recognize revenue from these agreements based on the relative fair value of the products and services. The determination of the fair value of the elements, which is based on a variety of factors, including the amount we charge other customers for the products or services, price lists or other relevant information, requires judgment by management. If an undelivered element is essential to the functionality of the delivered element or required under the terms of the contract to be delivered concurrently, we defer the revenue on the delivered element until that undelivered element is delivered.

We adopted EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," for agreements entered into in the first quarter of fiscal year 2004. Agreements with multiple deliverables are reviewed and the deliverables are separated into units of accounting under the provisions of EITF No. 00-21. The total consideration received is allocated over the relative fair value of the units of accounting. As indicated above, the determination of fair value requires judgment by management. Revenue is recognized as the elements are delivered, assuming all the other conditions for recognition of revenue discussed in the preceding paragraphs have been met.

For certain products where software is more than an incidental component of the hardware, we recognize software license revenue under SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Software Revenue Recognition, with Respect to Certain Transactions." Software revenue recognition rules are very complex. Although we follow very specific and detailed guidelines in measuring revenue, the application of those guidelines requires judgment, including whether the software is more than an incidental component of the hardware and whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence of fair value exists for any undelivered elements.

Inventory Reserves

We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. In addition, our industry is characterized by rapid technological change, frequent introductions of new products and rapid product obsolescence that could result in an increase in the amount of obsolete inventory on hand. Recently, the rate at which we introduce new products has accelerated, which also may result in an increase in the amount of obsolete inventory on hand. Any significant, unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and operating results.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against our deferred tax assets, resulting in an increase in the effective tax rate and an adverse impact on operating results.

Management judgments and estimates are made in connection with establishing and adjusting valuation allowances on deferred tax assets, estimated tax payments and tax reserves. Changes in these estimates could have a significant impact on our operating results.

Goodwill Impairment

We perform annual goodwill impairment tests to identify potential impairment by comparing the fair value of the reporting unit with its net book value, including goodwill. We test for impairment at the operating segment level (subscriber and transmission). Estimates of fair value are determined using discounted cash flows and market comparisons. We perform internal valuation analyses and consider other market information that is publicly available. These analyses use significant estimates and assumptions, including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, determination of appropriate comparables and the determination of whether a premium or discount should be applied to comparables. These estimates and assumptions are reviewed and updated annually based on actual results and future projections. Changes in these estimates and assumptions may result in a determination that goodwill is impaired and could have a significant impact on our operating results.

Segments

We operate in one reportable segment, the Broadband segment, which consists of our subscriber and transmission operating segments. We have combined these operating segments into a single reportable segment under the aggregation criteria of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in 1) the nature of products and services; 2) the nature of production processes; 3) the type or class of customer for their products and services; 4) the methods used to distribute their products or provide their services; and 5) the nature of the regulatory environment. We believe our subscriber and transmission operating segments meet all of these criteria and that aggregation is consistent with the objective and basic principles of SFAS No. 131.

Warranty Costs

We offer warranties of various lengths to our customers depending on the specific product and the terms of the agreements with the customer. Our standard warranties require us to repair or replace defective product returned to us during the warranty period at no cost to the customer. We record an estimate for warranty-related costs based on our historical and/or projected failure rates and repair costs at the time of sale. We repair products in our manufacturing facilities and also outsource warranty repairs. Historical and/or projected failure rates and repair costs are reviewed and the estimated warranty liability is adjusted, if required, quarterly. Expenses related to unusual product warranty problems and product defects are recorded in the period the problem is identified. A significant increase in product failure rates, in the costs to repair our products or in the amount of warranty repairs outsourced could have a significant impact on our operating results. For certain purchased products, such as cable modems and hard drives, included in our set-tops, we generally provide the same warranty coverage to our customers as the supplier of the products provides to us. Failure of the supplier to honor its warranty commitment to us could also have a significant impact on our operating results. The warranty liability was $45.0 million and $36.2 million at July 1, 2005 and July 2, 2004, respectively. A rollforward of the warranty liability from July 2, 2004 to July 1, 2005 is included in Note 1 to the Consolidated Financial Statements in this Form 10-K.

Pension Assumptions

The pension benefit liability and the related effects on our operating results are calculated using actuarial models. We use March 31 as a measurement date for all actuarial calculations of asset and liability values and significant actuarial assumptions. Two critical assumptions, discount rate and expected return on assets, are important elements of plan expense and/or liability measurement. We re-evaluate these assumptions annually. Other assumptions involve demographic factors such as retirement, mortality, rate of compensation increase and turnover. These assumptions are also re-evaluated annually and are updated to reflect our experience. The discount rate is required to represent the market rate for high-quality fixed income investments. In selecting the discount rate, we also consider the timing of expected future cash flows. To determine the expected long-term rate of return on pension plan assets, we consider the historical and expected returns on the plan assets, as well as the current and expected allocation of the plan assets.

At March 31, 2004, we reduced the discount rate used to calculate the pension benefit liability and expense from 6.50 percent to 6.00 percent to reflect the lower market interest conditions. This change in our assumptions increased our pension expense by approximately $0.3 million in fiscal year 2005 over the preceding year. At March 31, 2005, we reduced the discount rate to 5.75 percent to reflect the lower market interest conditions. This change in our assumptions will increase our pension expense by $0.2 million in fiscal year 2006 over fiscal year 2005. The expected long-term rate of return on pension assets was 8.00 percent in fiscal years 2005, 2004 and 2003.

Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. The actual results could have a significant impact on our operating results.

Allowance for Doubtful Accounts

Management judgments and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness, as in the case of the bankruptcy of Adelphia, or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. Generally, we do not require collateral or other security to support accounts receivable.

Stock-Based Compensation

We have adopted the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," but elected to continue to account for stock-based compensation using the intrinsic method prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of our stock at the date of grant over the amount an employee must pay to acquire the stock.

Pro forma stock-based compensation expense, net of tax, was $23.0 million, $39.8 million and $60.0 million for fiscal years 2005, 2004 and 2003, respectively. These amounts are significant and fluctuate significantly due to the relatively high volatility of our stock price. In addition, the amount of stock-compensation expense is impacted by our amortization of the compensation expense over a relatively short vesting period, generally three years, and the number of options granted.

Management judgments and assumptions related to volatility, the expected term and the forfeiture rate are made in connection with the calculation of pro forma stock compensation expense. We periodically review all assumptions used in our stock option pricing model. Changes in these assumptions could have a significant impact on the amount of pro forma stock compensation expense.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage, be charged to expense in the period they are incurred rather than capitalized as a component of inventory costs. SFAS No. 151 is effective for inventory costs incurred in fiscal periods beginning after

June 15, 2005. The adoption of this standard may result in higher expenses in periods where production levels are lower than normal ranges of production. Because actual future production levels are subject to many factors, including demand for our products, we cannot determine if the adoption of SFAS No. 151 will have a material impact on future results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value effective for public companies for annual periods beginning after June 15, 2005. Scientific-Atlanta will adopt SFAS No. 123R in the first quarter of fiscal year 2006 using a modified version of prospective application.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R's fair value method could have a significant impact on our results of operations. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123 in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123R as described in the disclosure of pro forma net income and earnings per share in Note 1 to our consolidated financial statements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $5.4 million, $20.4 million and $1.8 million for fiscal years 2005, 2004 and 2003, respectively.

The FASB also recently issued FSP No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (the Act). Under the guidance in FSP No. 109-1, the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our income tax return. FSP No. 109-2 allows enterprises time beyond the financial reporting period of the enactment of the Act to evaluate the effects of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109 due to the lack of clarification of certain provisions within the Act and the timing of the enactment. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. Based on our analysis to date, however, it is reasonably possible that we may repatriate some amount ranging from $0 to $70 million, with the respective tax benefit ranging from $0 to $1 million. We expect to be in a position to finalize our assessment by December 31, 2005.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which requires retrospective application to prior periods' financial statements of changes in accounting principle. This Statement also requires that a change in depreciation or amortization method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. In addition, this Statement requires that any error, other than an immaterial error, in the financial statements of a prior period be reported as a prior period adjustment by restating the prior period financial statements. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. At this time, we cannot determine if the adoption of this Statement will have a material impact on future results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Off-Balance Sheet Financing Arrangements

In July 1997, we entered into a long-term operating lease arrangement, which provided $36.0 million to finance the construction of the initial phase of our consolidated office site in Lawrenceville, Georgia. The initial occupancy term was seven years and expired in July 2004. Lease payments were equal to the interest on the $36.0 million financed at a fixed rate of 6.51 percent per annum. We purchased the buildings financed under this long-term operating lease arrangement for $36.0 million at the expiration of the lease in July 2004.

The lease qualified as an operating lease under SFAS No. 13, "Accounting for Leases," as amended. The lessor was a non-bank, general-purpose corporation owned by a financial institution that has engaged in many types of transactions with parties other than Scientific-Atlanta and activities other than lease transactions. Scientific-Atlanta had no ownership interest in the lessor or the financial institution.

After the completion of the initial phase of our consolidated office site, all facility expansions were financed with existing cash balances and cash generated from operations. Scientific-Atlanta has no other off-balance sheet financing arrangements.

* *

Any statements in Management's Discussion and Analysis of Financial Condition and Results of Operations that are not statements about historical facts are forward-looking statements. Such forward-looking statements are based upon current expectations but involve risks and uncertainties. Investors are referred to the Cautionary Statements contained in Exhibit 99.1 to this Form 10-K for a description of the various risks and uncertainties that could cause Scientific-Atlanta's actual results and experience to differ materially from the anticipated results or other expectations expressed in Scientific-Atlanta's forward-looking statements. Such Exhibit 99.1 is hereby incorporated by reference into Management's Discussion and Analysis of Financial Condition and Results of Operations.

Scientific-Atlanta, the Scientific-Atlanta logo, Explorer, PowerVu, Continuum, Prisma, GainMaker, Laser Link, and PowerKey are registered trademarks of Scientific-Atlanta, Inc. WebSTAR, Prisma IP, Prisma II, BroadLAN, SciCare, Multi-Room, 8000, and 8300 are trademarks of Scientific-Atlanta, Inc. ROSA is a trademark of Scientific-Atlanta Europe NV.

All other brand and product names are the property, and may be trademarks, of their respective owners.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Scientific-Atlanta, Inc.:

We have audited the accompanying consolidated statements of financial position of Scientific-Atlanta, Inc. (a Georgia corporation) and subsidiaries as of July 1, 2005 and July 2, 2004, and the related consolidated statements of earnings, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended July 1, 2005. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Scientific-Atlanta, Inc. and subsidiaries at July 1, 2005 and July 2, 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 1, 2005, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Scientific-Atlanta, Inc.'s internal control over financial reporting as of July 1, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 24, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
August 24, 2005

Management's Report on Internal Control over Financial Reporting

Scientific-Atlanta's management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of July 1, 2005 based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting is effective as of July 1, 2005.

Management's evaluation of the effectiveness of our internal control over financial reporting as of July 1, 2005 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Chairman of the Board,
President and Chief Executive Officer



Senior Vice President,
Chief Financial Officer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Board of Directors and Shareholders of Scientific-Atlanta, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Scientific-Atlanta, Inc. maintained effective internal control over financial reporting as of July 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Scientific-Atlanta, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Scientific-Atlanta, Inc. maintained effective internal control over financial reporting as of July 1, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Scientific-Atlanta, Inc. maintained, in all material respects, effective internal control over financial reporting as of July 1, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of financial position of Scientific-Atlanta, Inc. (a Georgia corporation) and subsidiaries as of July 1, 2005 and July 2, 2004, and the related consolidated statements of earnings, cash flows and stockholders' equity and comprehensive income for each of the three years in the period ended July 1, 2005 of Scientific-Atlanta, Inc. and our report dated August 24, 2005 expressed an unqualified opinion thereon.

Ernst & Young LLP

Atlanta, Georgia
August 24, 2005

Consolidated Statements of Financial Position

	(In Thousands, Except Share Data)	
	July 1, 2005	July 2, 2004
Assets		
Current assets		
Cash and cash equivalents	**$ 475,529**	$ 285,106
Short-term investments	**1,046,091**	1,012,510
Receivables, less allowance for doubtful accounts of $3,038 in 2005 and $3,102 in 2004	**243,509**	219,172
Inventories	**129,070**	129,930
Income taxes receivable	**3,556**	18,903
Deferred income taxes	**31,381**	23,657
Other current assets	**28,560**	18,434
Total current assets	**1,957,696**	1,707,712
Property, plant and equipment, at cost		
Land and improvements	**24,715**	21,223
Buildings and improvements	**115,587**	83,713
Machinery and equipment	**215,602**	212,392
	355,904	317,328
Less – accumulated depreciation and amortization	**142,366**	132,744
	213,538	184,584
Goodwill	**217,938**	235,209
Intangible assets	**24,048**	37,636
Non-current marketable securities	**66**	136
Deferred income taxes	**57,173**	30,867
Other assets	**119,374**	73,483
Total Assets	**$2,589,833**	$2,269,627
Liabilities and Stockholders' Equity		
Current liabilities		
Current maturities of long-term debt	**$ 1,230**	$ 1,265
Accounts payable	**194,633**	171,589
Accrued liabilities	**138,120**	101,132
Deferred revenue	**13,735**	18,053
Income taxes currently payable	**13,071**	13,663
Total current liabilities	**360,789**	305,702
Long-term debt, less current maturities	**6,240**	7,698
Non-current deferred revenue	**9,262**	7,885
Other liabilities	**232,582**	144,985
Commitments and contingencies (Notes 18 and 19)		
Stockholders' equity		
Preferred stock, authorized 50,000,000 shares; no shares issued	**—**	—
Common stock, $0.50 par value, authorized 350,000,000 shares, issued 164,992,376 shares in 2005 and 2004	**82,496**	82,496
Additional paid-in capital	**568,149**	561,636
Retained earnings	**1,500,430**	1,300,691
Accumulated other comprehensive income, net of taxes of $12,525 in 2005 and $19,506 in 2004	**30,073**	39,516
	2,181,148	1,984,339
Less – Treasury stock, at cost (12,138,605 shares in 2005 and 11,614,954 shares in 2004)	**200,188**	180,982
	1,980,960	1,803,357
Total Liabilities and Stockholders' Equity	**$2,589,833**	$2,269,627

See accompanying notes.

Consolidated Statements of Earnings

(In Thousands, Except Per Share Data)	**2005**	2004	2003
Sales	**$1,910,892**	$1,708,004	$1,450,353
Costs and expenses			
Cost of sales	**1,195,667**	1,073,202	947,581
Sales and administrative	**203,118**	199,118	191,134
Research and development	**163,543**	149,233	146,596
Provision for doubtful accounts	**7**	33	703
Settlement expenses net	**53,333**	—	—
Restructuring expense (income)	**(291)**	1,325	17,446
Interest expense	**761**	778	866
Interest income	**(30,583)**	(16,785)	(22,731)
Other (income) expense, net	**2,430**	(7,233)	16,660
Total costs and expenses	**1,587,985**	1,399,671	1,298,255
Earnings before income taxes	**322,907**	308,333	152,098
Provision for income taxes	**112,147**	90,332	51,753
Net earnings	**$ 210,760**	$ 218,001	$ 100,345
Earnings per common share			
Basic	**$ 1.38**	$ 1.43	$ 0.66
Diluted	**$ 1.36**	$ 1.41	$ 0.65
Weighted-average number of common shares outstanding			
Basic	**152,624**	152,150	152,602
Diluted	**154,732**	154,849	153,495

See accompanying notes.

Consolidated Statements of Cash Flows

(In Thousands)	**2005**	2004	2003
Operating Activities			
Net earnings	**$ 210,760**	$ 218,001	$ 100,345
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Losses (gains) on marketable securities, investments in privately-held companies and warrants, net	**72**	(11,006)	(4,111)
Depreciation and amortization	**78,954**	75,051	71,385
Other-than-temporary declines in the market value of marketable securities and investments in privately-held companies	**4,489**	1,831	19,353
Compensation related to stock benefit plans	**7,738**	7,549	7,584
Provision for doubtful accounts	**7**	33	703
Deferred income tax expense (benefit)	**(14,546)**	28,555	(3,775)
Losses on sale of property, plant and equipment	**847**	1,357	4,681
Earnings of partnerships, net	**(1,412)**	(3,067)	(552)
Purchased in-process technology	**—**	—	420
Changes in operating assets and liabilities, net of effects of acquisitions:			
Receivables	**(24,344)**	(34,790)	76,108
Inventories	**860**	(1,598)	98,050
Income taxes receivable	**15,347**	(15,242)	—
Accounts payable and accrued liabilities	**19,628**	41,734	(56,503)
Other assets	**(22,605)**	(20,771)	26,832
Settlements payable, net	**53,333**	—	—
Other liabilities	**27,396**	27,038	13,616
Exchange rate fluctuations, net	**(6,910)**	8,745	7,316
Net cash provided by operating activities	**349,614**	323,420	361,452
Investing Activities:			
Purchases of property, plant and equipment	**(75,640)**	(30,672)	(24,440)
Purchases of short-term investments	**(1,625,751)**	(1,391,606)	(1,338,897)
Proceeds from sale of short-term investments	**1,581,839**	1,123,048	1,190,722
Payment of purchase price adjustment on businesses sold to ViaSat, Inc.	**—**	(9,000)	—
Acquisition of certain assets of Arris	**—**	—	(31,610)
Acquisition of shares of PowerTV	**—**	—	(5,216)
Proceeds from the sale of investments	**—**	17,573	27,287
Other investments	**—**	—	(1,600)
Other	**524**	999	133
Net cash used in investing activities	**(119,028)**	(289,658)	(183,621)
Financing Activities:			
Principal payments on long-term debt	**(1,286)**	(1,184)	(1,700)
Dividends paid	**(6,100)**	(6,093)	(6,072)
Issuance of stock	**17,926**	62,684	8,597
Treasury shares acquired	**(50,703)**	—	(104,472)
Net cash provided by (used in) financing activities	**(40,163)**	55,407	(103,647)
Increase in cash and cash equivalents	**190,423**	89,169	74,184
Cash and cash equivalents at beginning of year	**285,106**	195,937	121,753
Cash and cash equivalents at end of year	**$ 475,529**	$ 285,106	$ 195,937

See accompanying notes.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

(In Thousands, Except Per Share Data)	2005	2004	2003
Preferred Stock			
Shares authorized	**50,000**	50,000	50,000
Shares issued	**—**	—	—
Common Stock ($0.50 Par Value)			
Shares authorized	**350,000**	350,000	350,000
Shares issued, beginning of year	**164,992**	164,992	164,992
Shares issued, end of year	**164,992**	164,992	164,992
Common Stock	**$ 82,496**	$ 82,496	$ 82,496
Additional Paid-in Capital			
Balance, beginning of year	**$ 561,636**	$ 520,503	$ 530,712
Issuance of shares under employee benefit plans	**—**	(88)	(26,440)
Tax benefit related to the exercise of stock options	**6,513**	20,410	1,811
Reclassification of charges for treasury stock issued for less than cost	**—**	20,624	—
Restricted shares forfeited/canceled	**—**	114	11
Gains from issuance of equity of subsidiary	**—**	—	14,007
Unearned compensation — restricted shares	**—**	73	402
Balance, end of year	**$ 568,149**	$ 561,636	$ 520,503
Retained Earnings			
Balance, beginning of year	**$1,300,691**	$1,127,441	$1,033,168
Net income(a)	**210,760**	218,001	100,345
Treasury stock issued for less than cost	**(4,921)**	(38,658)	—
Cash dividends ($0.04 per share in fiscal years 2005, 2004 and 2003, respectively)	**(6,100)**	(6,093)	(6,072)
Balance, end of year	**$1,500,430**	$1,300,691	$1,127,441
Accumulated Other Comprehensive Income (Loss) (net of tax)			
Balance, beginning of year	**$ 39,516**	$ 21,486	$ (197)
Foreign currency translation adjustments(b)	**(5,230)**	17,210	21,469
Changes in fair value of derivatives(c)	**96**	(403)	1,091
Unrealized holding gains (losses) on available-for-sale non-current marketable securities, net of reclassification adjustments ($0, $2,140 and $3,787 in fiscal years 2005, 2004 and 2003, respectively)(d)	**2**	(1,522)	5,495
Unrealized holding losses on short-term investments(e)	**(1,053)**	(1,397)	—
Minimum retirement liability adjustments(f)	**(3,258)**	4,142	(6,372)
Balance, end of year	**$ 30,073**	$ 39,516	$ 21,486
Treasury Shares			
Balance, beginning of year	**$ 180,982**	$ 270,685	$ 209,388
Treasury shares acquired	**50,703**	—	104,472
Restricted shares forfeited/canceled	**—**	664	369
Issuance of shares under employee benefit plans	**(31,497)**	(90,367)	(43,544)
Balance, end of year	**$ 200,188**	$ 180,982	$ 270,685
Total Stockholders' Equity	**$1,980,960**	$1,803,357	$1,481,241
Total Comprehensive Income (a+b+c+d+e+f)	**$ 201,317**	$ 236,031	$ 122,028

See accompanying notes.

Notes to Consolidated Financial Statements

(Dollars in thousands, except share and per share data)

1. Summary of Significant Accounting Policies

Business

Scientific-Atlanta is a provider of end-to-end networks used by content originators and broadband service providers, as well as a provider of worldwide customer service, integration and support for the broadband networks industry. We sell products and services that enable our customers to provide entertainment, information, and communications services to consumers and, to a lesser extent, to businesses.

We operate in one reportable segment, the Broadband segment, which consists of our subscriber and transmission operating segments. We have combined these operating segments into a single reportable segment under the aggregation criteria of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Operating segments may be aggregated into a single operating segment if the segments have similar economic characteristics, and if the segments are similar in 1) the nature of products and services; 2) the nature of production processes; 3) the type or class of customer for their products and services; 4) the methods used to distribute their products or provide their services; and 5) the nature of the regulatory environment. We believe our subscriber and transmission operating segments meet all of these criteria and that aggregation is consistent with the objective and basic principles of SFAS No. 131.

We market and sell our products and services primarily through our own sales personnel who work out of offices worldwide, although we also use independent sales representatives, independent distributors and independent system integrators, particularly in geographic areas where we do not have a concentration of large customers or where local custom dictates. In addition, our management is actively involved in marketing and sales activities.

Except for certain ASICs, the materials and supplies we purchase generally are standard electronic components, such as integrated circuits, wire, circuit boards, transistors, capacitors and resistors, all of which are produced by a number of manufacturers. We also purchase aluminum die castings, steel enclosures and other semi-fabricated items, which are produced by a variety of sources.

We consider our sources of supply to be adequate. However, from time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages might have a material effect on our operations. Certain of the components contained in our products are custom components, such as silicon semiconductor products and lasers, which can be supplied only by a sole vendor that may concentrate the manufacture of such component in only one location. A reduction, delay or interruption in supply or a significant change in price of one or more of these components could adversely affect our business, operating results and financial condition.

Suppliers that are significant to our business include vendors who provide us with parts that are critical to delivery of our principal products and vendors who provide us with material amounts of supplies. Significant suppliers include the following:

- STMicroelectronics, Intel Corporation, Advanced Micro Devices, Analog Devices, Inc., Broadcom Corporation and Texas Instruments Inc. are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;
- Microtune is our primary supplier of silicon tuners for our subscriber products;
- Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products;
- Infineon Technologies North America Corporation is the sole provider of the QPSK receiver device for certain of our Explorer models;
- JDS Uniphase and Emcore Corporation are our primary suppliers of optical transmitters;
- Microcast, Inc. and Shanghai Skyrock Industry are our primary suppliers of die-castings for our RF distribution products;
- Philips Semiconductors B.V. and Freescale Semiconductor, Inc. are our primary providers of cable television hybrids for use

in our RF distribution products and subscriber products;

- Askey Corporation and ASUSTek Computer, Inc. are our suppliers of cable modem products;
- Maxtor Corporation and Western Digital Corporation are our providers of hard drives;
- Matsushita Electronics Components Corporation of America and its affiliates are our primary suppliers of "canned" tuners and RF modulators for subscriber products; and
- Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps, and we also are part of a joint venture in Shanghai, China that provides us with taps. During the first quarter of fiscal year 2006, we acquired all of the interests of the other partners in the Shanghai joint venture.

For fiscal year 2005, we did not experience any significant material availability issues and we do not expect to have significant material supply issues in the foreseeable future. However, a reduction or interruption in supply or a significant change in price of one or more components could adversely affect our business, operating results and financial condition.

Fiscal Year-End

Scientific-Atlanta's fiscal year ends on the Friday closest to June 30 of each year. Fiscal year-ends are as follows:

2005:	July 1, 2005
2004:	July 2, 2004
2003:	June 27, 2003

Fiscal year 2004 included fifty three weeks. Fiscal years 2005 and 2003 consisted of fifty two weeks.

Basis of Presentation

The accompanying consolidated financial statements include the accounts of Scientific-Atlanta and all majority-owned subsidiaries after elimination of all material intercompany accounts and transactions.

During fiscal year 2005, we began classifying all auction rate securities and variable rate demand obligations as Short-term investments. We have reclassified $157,076, $136,329 and $203,655 from Cash and cash equivalents to Short-term investments at July 2, 2004, June 27, 2003 and June 28, 2002, respectively, related to these securities and obligations. The Consolidated Statements of Cash Flows for fiscal years 2004 and 2003 have been reclassified to reflect these adjustments.

During fiscal year 2005, we also identified certain purchases and proceeds from the sale of investments in cash equivalents which had been improperly classified as purchases and proceeds from the sale of short-term investments in the Consolidated Statements of Cash Flows for fiscal years 2004 and 2003.

Accordingly, we reduced purchases by $1,715,362 and $949,499 in fiscal years 2004 and 2003, respectively, and proceeds from the sale of short-term investments by $1,736,109 and $882,173 in fiscal years 2004 and 2003, respectively, in the Consolidated Statements of Cash Flows for the reclassifications discussed above. The reclassification of certain purchases and proceeds from the sale of investments in cash equivalents had no impact on net cash used in investing activities in fiscal years 2004 or 2003.

General

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates and judgments on historical experience and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. The most significant estimates and assumptions relate to revenue recognition, the adequacy of receivable, inventory and tax reserves, deferred tax allowances, asset impairments and accrued liabilities, principally relating to warranty provisions, the pension benefit liability and settlement liabilities.

Foreign Currency Translation

The financial statements of certain foreign operations are translated into U.S. dollars at current exchange rates. Resulting translation adjustments are accumulated as a component of Accumulated other comprehensive income and excluded from net earnings. Foreign currency transaction gains and losses are included in Other (income) expense. Foreign currency transaction losses were $1,295, $118 and $519 in fiscal years 2005, 2004 and 2003, respectively.

Foreign Exchange Contracts

We are exposed to market risks from changes in foreign exchange rates and have a process to monitor and manage these risks. Scientific-Atlanta enters into foreign exchange forward contracts to hedge certain forecasted transactions, firm commitments, and assets denominated in currencies other than the U.S. dollar. These contracts are primarily used to hedge transactions with certain subsidiaries whose transactional currency is other than the U.S. dollar; whose inflow of local currency is insufficient to meet operating expenses denominated in local currency; or trade receivables denominated in a currency other than the subsidiary's functional currency. The contracts, which qualify as cash flow or fair value hedges, are designated as hedging instruments at inception, are for periods consistent with the exposure being hedged and generally have maturities of one year or less. Contracts are recorded at fair value. Changes in the fair value of these contracts are recorded in other comprehensive income until the underlying transaction affects earnings for cash flow hedges and Other (income) expense for fair value hedges. The Chinese Renminbi foreign exchange forward contracts were entered into to hedge the acquisition of the remaining interest in our partially owned subsidiary, Scientific-Atlanta of Shanghai, Ltd. We also enter into foreign exchange forward contracts to hedge our exposure on certain intercompany transactions which are not designated as either a cash flow or fair value hedge. Changes in the fair value of these derivatives are recorded in Other (income) expense. The fair value of foreign exchange forward contracts is recorded in Other current assets and Accrued liabilities in the Consolidated Statements of Financial Position.

The effectiveness of the hedge is based on a high correlation between the changes in its value and the value of the underlying hedged item. Any ineffectiveness is recorded through earnings.

In the fourth quarter of fiscal year 2002, ish, a customer in Germany, suspended or canceled a number of orders it had issued to the Consortium, of which we were a member and through which we furnished our products and services. A significant portion of these orders was denominated in Euros, and we had forward contracts, which had been designated as cash flow hedges, to sell approximately 33,220 Euros at June 28, 2002 to hedge our exposure on these orders. During fiscal year 2003, we reached a settlement with ish. As a result of the settlement, we no longer needed the forward contracts, which we settled and recorded charges of $3,023 for ineffectiveness in Other (income) expense in fiscal year 2003.

We also recorded charges of $303, $88 and $77 for ineffectiveness in fiscal years 2005, 2004 and 2003, respectively.

Our foreign exchange forward contracts do not significantly subject our results of operations to risk due to exchange rate fluctuations because gains and losses on these contracts generally offset losses and gains on the exposure being hedged.

Foreign exchange forward contracts at July 1, 2005 were as follows (in thousands):

	Cash Flow Hedges		
	Euros	Canadian Dollars	Chinese Renminbi
Notional Amount of foreign exchange forward buy (sales) contracts	(4,616)	7,400	30,292
Average contract amount (Foreign currency/United States dollar)	0.75	1.21	8.15

	Fair Value Hedges		Other
	UK Pounds	Australian Dollars	Euros
Notional Amount of foreign exchange forward buy (sales) contracts	(3,646)	(810)	(1,339)
Average contract amount (Foreign currency/United States dollar)	0.58	1.34	0.83

Scientific-Atlanta has no foreign currency derivative exposure beyond the third quarter of fiscal year 2006.

At July 1, 2005, we had unrealized losses of $232, net of tax of $141, related to the Euro, Canadian dollar and Chinese Renminbi foreign exchange forward contracts, which were included in Accumulated other comprehensive income.

Unrealized gains and losses on foreign exchange forward contracts which are accounted for as fair value hedges or do not meet the criteria for hedge accounting are recognized in Other (income) expense. We recorded unrealized gains of $312, $377 and $2,951 in fiscal years 2005, 2004 and 2003, respectively. The unrealized gains in fiscal year 2003 relate primarily to the reversal of unrealized losses from the prior year upon settlement of a portion of our Euro forward contracts in fiscal year 2003.

Revenue Recognition

Our principal sources of revenues are from sales of interactive subscriber systems which include digital set-tops and cable modems, broadband transmission networks and content distribution networks. We recognize revenue when (1) there is persuasive evidence of an agreement with the customer, (2) product is shipped and title has passed, (3) the amount due from the customer is fixed and determinable, (4) collectibility is reasonably assured, and (5) we have no significant future performance obligation. At the time of the transaction, we assess whether the amount due from the customer is fixed and determinable and collection of the resulting receivable is reasonably assured. We assess whether the amount due from the customer is fixed and determinable based on the terms of the agreement with the customer, including, but not limited to, the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history with the customer and credit-worthiness of the customer. If we determine that collection of an amount due is not reasonably assured, we defer recognition of revenue until collection becomes reasonably assured.

The standard terms and conditions under which we generally ship allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies us within ten days of receipt. If an agreement contains a non-standard right of return, we defer recognizing revenue until the conditions of the agreement are met. From time to time, our agreements include acceptance clauses. If an agreement includes an acceptance clause, revenue is deferred until acceptance is deemed to have occurred.

Certain agreements also include multiple deliverables or elements for products and/or services. We recognize revenue from these agreements based on the relative fair value of the products and services. The determination of the fair value of the elements, which is based on a variety of factors, including the amount we charge other customers for the products or services, price lists or other relevant information, requires judgment by management. If an undelivered element is essential to the functionality of the delivered element or required under the terms of the contract to be delivered concurrently, we defer the revenue on the delivered element until that undelivered element is delivered.

Notes to Consolidated Financial Statements (Continued)

We adopted EITF No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables," for agreements entered into in the first quarter of fiscal year 2004. Agreements with multiple deliverables are reviewed and the deliverables are separated into units of accounting under the provisions of EITF No. 00-21. The total consideration received is allocated over the relative fair value of the units of accounting. As indicated above, the determination of fair value requires judgment by management. Revenue is recognized as the elements are delivered, assuming all the other conditions for recognition of revenue discussed in the preceding paragraphs have been met.

For certain products where software is more than an incidental component of the hardware, we recognize software license revenue under SOP No. 97-2, "Software Revenue Recognition," as amended by SOP No. 98-9, "Software Revenue Recognition, with Respect to Certain Transactions." Software revenue recognition rules are very complex. Although we follow very specific and detailed guidelines in measuring revenue, the application of those guidelines requires judgment, including whether the software is more than an incidental component of the hardware and whether a software arrangement includes multiple elements, and if so, whether vendor-specific objective evidence of fair value exists for any undelivered elements.

Allowance for Doubtful Accounts

Management judgments and estimates are made in connection with establishing the allowance for doubtful accounts. Specifically, we analyze the aging of accounts receivable balances, historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms. Significant changes in customer concentration or payment terms, deterioration of customer credit-worthiness, as in the case of the bankruptcy of Adelphia, or weakening in economic trends could have a significant impact on the collectibility of receivables and our operating results. Generally, we do not require collateral or other security to support receivables.

Research and Development Expenditures

Certain research and development costs for the software components of our products are capitalized when incurred and are reported at the lower of unamortized cost or net realizable value. Capitalization for software development costs begins upon the establishment of technological feasibility. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs require considerable judgment by management with respect to certain external factors, including, but not limited to, anticipated future revenues, estimated economic life and changes in software and hardware technologies.

Capitalization ceases when the products are available for general release to customers. We amortize these development costs to Cost of sales when we recognize revenue on products shipped or over the estimated life of the software, whichever is greater.

Software development costs capitalized and the amortization of these costs in fiscal years 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Software development costs capitalized	**$21,597**	$17,474	$10,111
Amortization charged to cost of sales	**$11,151**	$ 8,487	$ 9,105

At July 1, 2005 and July 2, 2004, we had software development costs capitalized of $30,437 and $19,991, respectively, which were included in Other assets in the Consolidated Statements of Financial Position.

Depreciation, Maintenance and Repairs

Depreciation is provided using principally the straight-line method over the estimated useful lives of the assets. Buildings are depreciated over forty years. Machinery and equipment are depreciated over periods ranging from three to ten years. Maintenance and repairs are charged to expense as incurred. We recorded depreciation expense of $45,563, $43,386 and $49,070 in fiscal years 2005, 2004 and 2003, respectively.

Warranty Costs

We offer warranties of various lengths to our customers depending on the specific product and the terms of the agreements with the customer. Our standard warranties require us to repair or replace defective product returned to us during the warranty period at no cost to the customer. We record an estimate for warranty-related costs based on our actual historical failure rates and repair costs at the time of sale. We repair products in our manufacturing facilities and also outsource warranty repairs. Historical and/or projected failure rates and repair costs are reviewed and the estimated warranty liability is adjusted, if required, quarterly. Expenses related to unusual product warranty problems and product defects are recorded in the period the problem is identified. For certain purchased products, such as cable modems and hard drives, included in our set-tops, we generally provide the same warranty coverage to our customers as the supplier of the products provides to us.

We offer extended warranties on certain products. Revenue from these extended warranty agreements is deferred at the time of the sale and recognized in future periods according to the terms of the warranty agreement. The warranty liability at July 1, 2005 consisted of $17,108 in Accrued liabilities and $27,916 in Other liabilities in the Consolidated Statements of Financial Position.

The following reconciles the beginning warranty liability at July 2, 2004 to the warranty liability at July 1, 2005:

Accrued warranty at July 2, 2004	$ 36,233
Reductions for payments	(21,169)
Additions for warranties issued during the period	25,483
Other adjustments	4,477
Accrued warranty at July 1, 2005	$ 45,024

Stock-Based Compensation

We have elected to account for option plans under APB Opinion No. 25, which generally requires compensation costs for fixed awards to be recognized only when the option price differs from the market price at the grant date. SFAS No. 123 allows a company to follow APB Opinion No. 25 with the following additional disclosure that shows what our net earnings and earnings per share would have been using the compensation model under SFAS No. 123:

	2005	2004	2003
Net earnings as reported	**$210,760**	$218,001	$100,345
Deduct: Pro forma compensation expense, net of tax	**23,025**	39,775	60,005
Pro forma net earnings	**$187,735**	$178,226	$ 40,340
Earnings per share:			
Basic			
As reported	**$ 1.38**	$ 1.43	$ 0.66
Pro forma	**$ 1.23**	$ 1.17	$ 0.26
Diluted			
As reported	**$ 1.36**	$ 1.41	$ 0.65
Pro forma	**$ 1.22**	$ 1.14	$ 0.26

Pro forma compensation expense for fiscal years 2004 and 2003 has been adjusted from previously reported amounts to correct for an error in the attribution of compensation expense to these years. The adjustments resulted in a reduction of pro forma diluted earnings per share of approximately $0.02 and $0.01 in fiscal years 2004 and 2003, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model and resulted in a weighted-average fair value of $16.08, $20.91 and $8.09 with the following weighted-average assumptions used for grants in fiscal years 2005, 2004 and 2003, respectively:

	2005	2004	2003
Risk free interest rate	**2.85%-4.16%**	2.99%-4.33%	2.33%-3.44%
Expected term	**5 years**	5 years	5 years
Volatility	**48%-74%**	75%-79%	75%-80%
Expected annual dividends	**$0.04**	$0.04	$0.04

We have historically recognized pro forma stock compensation expense over the explicit vesting period even though there were provisions for acceleration or continued vesting upon retirement under our stock option plans. Under the guidance of SFAS No. 123R, which we will adopt in the first quarter of fiscal year 2006, we will be recognizing stock compensation expense over the period through the date that the employee first becomes eligible to retire and is no longer required to perform service to vest in the award for grants made after the adoption of SFAS No. 123R. After the adoption of SFAS 123R, we will continue to recognize stock compensation costs over the explicit vesting period for awards granted prior to the adoption of SFAS No. 123R.

Notes to Consolidated Financial Statements (Continued)

Pro forma stock compensation expense and related earnings per share, if we had recognized compensation expense over the period through the date that the employee had first become eligible to retire, would be as follows:

	2005	2004	2003
Net earnings as reported	**$210,760**	$218,001	$100,345
Deduct: Pro forma compensation expense, net of tax	**26,117**	41,855	50,385
Pro forma net earnings	**$184,643**	$176,146	$ 49,960
Earnings per share:			
Basic			
As reported	**$ 1.38**	$ 1.43	$ 0.66
Pro forma	**$ 1.21**	$ 1.16	$ 0.33
Diluted			
As reported	**$ 1.36**	$ 1.41	$ 0.65
Pro forma	**$ 1.20**	$ 1.13	$ 0.33

Management judgments and assumptions related to volatility, the expected term and the forfeiture rate are made in connection with the calculation of pro forma stock compensation expense. We periodically review all assumptions used in our stock option pricing model.

Infringement of Intellectual Property

In the standard terms and conditions under which we ship, we agree to pay all costs, damages and attorneys' fees finally awarded in any suit by a third party against a customer to the extent that the design or the construction of a product we sold to the customer infringes the intellectual property rights of the third party.

The customer must notify us in writing of the claim; give us the right to defend and/or settle the claim at our expense with counsel of our choice; and cooperate with us in the defense or settlement of the claim.

If the manufacture, use or sale of the product is enjoined, we will use reasonable commercial efforts, at our expense, to do one of the following: (a) obtain the right to use the product for the customer; (b) modify the product so that it becomes non-infringing or (c) replace it with a non-infringing product that is substantially in compliance with the specification for the product in all material respects.

Under the standard terms and conditions under which we ship, our obligation to indemnify the customer has no expiration date but can not exceed the total amount paid to us by the customer for the allegedly infringing product. We make no warranty of non-infringement, expressed or implied. Certain major customers have, however, negotiated broader indemnity provisions.

Liabilities for indemnification are recorded in the period the problem is identified, meets the conditions discussed above that would require us to indemnify the customer and the amount of the indemnification is estimable.

The reserve for indemnification for infringement of intellectual property was $0 at July 1, 2005 and July 2, 2004.

Income Taxes

We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance based on historical taxable income, projected future taxable income, the expected timing of the reversals of existing temporary differences and the implementation of tax-planning strategies. If we are unable to generate sufficient future taxable income in certain tax jurisdictions, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to increase the valuation allowance against our deferred tax assets, resulting in an increase in the effective tax rate and an adverse impact on operating results.

Management judgments and estimates are made in connection with establishing valuation allowances on deferred tax assets, estimated tax payments and tax reserves. Changes in these estimates could have a significant impact on our operating results.

Earnings Per Share

Basic earnings per share were computed based on the weighted-average number of shares of common stock outstanding. Diluted earnings per share were computed based on the weighted-average number of outstanding common shares and potentially dilutive shares.

Cash and Cash Equivalents

Scientific-Atlanta considers all investments purchased with a maturity of three months or less when purchased to be cash equivalents.

Short-term Investments

Short-term investments consist primarily of debt instruments with original maturities greater than three months and are classified as "available-for-sale" under the provisions of SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Changes in the fair value of these securities are not included in our Consolidated Statements of Earnings until realized. Investment income is included in interest income. Realized gains and losses are included in Other (income) expense. Amounts reclassified out of Accumulated other comprehensive income when investments are sold are based on specific identification. Short-term investments on the Consolidated Statements of Financial Position include accrued interest of $7,478 at July 1, 2005 and $4,917 at July 2, 2004.

The following is a summary of short-term investments:

Fair Value	2005	2004
U.S. Treasury securities and obligations of U.S. Government Agencies	**$ 317,187**	$ 224,712
Obligations of state and local government agencies	**396,067**	526,250
Asset-backed securities	**115,393**	108,010
Corporate debt securities	**176,991**	118,342
Other securities	**40,453**	35,196
Total short-term investments	**$1,046,091**	$1,012,510

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market, not to exceed net realizable value. Cost includes materials, direct labor, and manufacturing overhead. Inventories include purchased and manufactured components in various stages of assembly as presented in the following table:

	2005	2004
Raw materials and work-in-process	**$ 82,207**	$ 99,872
Finished goods	**46,863**	30,058
Total inventory	**$129,070**	$129,930

We regularly review inventory quantities on hand and record a provision for excess and obsolete inventory based primarily on our estimated forecast of product demand and production requirements for the next twelve months. In addition, our industry is characterized by rapid technological change, frequent new product development and rapid product obsolescence that could result in an increase in the amount of obsolete inventory on hand. Any significant, unanticipated changes in demand or technological developments could have a significant impact on the value of our inventory and operating results.

Long-Lived Assets

Scientific-Atlanta evaluates impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired. If our review indicates that the carrying value of an asset will not be recoverable, based on a comparison of the carrying value of the asset to the undiscounted cash flows, the impairment will be measured by comparing the carrying value of the asset to the fair value. Fair value will be determined based on quoted market values, discounted cash flows or appraisals. Our review will be at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows of other business units.

Goodwill and Intangible Assets

We perform annual goodwill impairment tests to identify potential impairment by comparing the fair value of the reporting unit with its net book value, including goodwill. We test for impairment at the operating segment level (subscriber and transmission). Estimates of fair value are determined using discounted cash flows and market comparisons. We perform internal valuation analyses and consider other market information that is publicly available. These analyses use significant estimates and assumptions, including projected future cash flows (including timing), discount rates reflecting the risk inherent in future cash flows, determination of appropriate comparables and the determination of whether a premium or discount should be applied to comparables. These estimates and assumptions are reviewed and updated annually based on actual results and future projections. Changes in these estimates and assumptions may result in a determination that goodwill is impaired and could have a significant impact on our operating results.

In addition to our annual impairment test, Scientific-Atlanta continually evaluates whether events and circumstances have occurred subsequent to acquisition that indicate that the remaining balance of goodwill may not be recoverable. The results of our assessments did not result in any determination of an impairment of goodwill in fiscal years 2005, 2004 or 2003.

The following reconciles Goodwill from June 27, 2003 through July 1, 2005.

	Balance at beginning of period	Additions	Adjustments	Foreign Currency Translation	Balance at end of period
Fiscal year 2004	$235,248	—	(11,600)	11,561	$235,209
Fiscal year 2005	$235,209	—	(14,212)	(3,059)	$217,938

Adjustments in fiscal years 2005 and 2004 relate primarily to changes to the purchase price allocation to deferred tax assets and the reversals of valuation allowances related to the acquisition of BarcoNet.

Certain intangible assets with defined lives consisted of the following:

July 1, 2005	Cost	Accumulated Amortization	Carrying Value
Developed technology	$35,525	$27,153	$ 8,372
Patents	20,948	10,739	10,209
Customer base	9,370	5,876	3,494
Other	4,365	2,392	1,973
	$70,208	$46,160	$24,048
July 2, 2004			
Developed technology	$49,731	$31,094	$18,637
Patents	19,948	9,540	10,408
Customer base	9,404	3,674	5,730
Other	6,041	3,180	2,861
	$85,124	$47,488	$37,636

The average life in years for each class of intangible assets follows.

	Average Life
Developed technology	5
Patents	17
Customer base	4
Other	4

Amortization expense for these assets was $11,611, $14,406 and $13,209 in fiscal years 2005, 2004 and 2003, respectively. Amortization expense for the next five years is expected to be as follows: 2006 — $10,800; 2007 — $3,700; 2008 — $1,600; 2009 — $1,400; and 2010 — $1,300. Amortization expense is expected to decline significantly in fiscal year 2007 as the intangible assets related to the BarcoNet acquisition become fully amortized.

Non-Current Marketable Securities

Non-current marketable securities consist of investments in common stock, primarily technology companies, and warrants of publicly traded companies and are stated at market value. We have market risks associated with the volatility in the value of our non-current marketable securities. All investments in common stock are classified as "available-for-sale" under the provisions of SFAS No. 115, and thus, changes in the fair value of these securities are not included in our Consolidated Statements of Earnings until realized.

Unrealized holding gains and losses are included, net of taxes, in Accumulated other comprehensive income. Realized gains and losses and declines in value judged to be other-than-temporary are included in Other (income) expense. We periodically evaluate the carrying value of our investments in common stock to determine if declines in fair value are other-than-temporary. This evaluation requires judgment and is based on several factors, including the market price of the security generally over the preceding six months, analysts' reports on the security, the performance of the stock market index of the security and the overall economic environment. Unrealized gains and losses on the warrants and any related collars on warrants are included in Other (income) expense.

Investments in Privately-Held Companies

Investments in privately-held companies consist primarily of securities of emerging technology companies for which readily determinable fair values are not available. These investments are carried at cost and are evaluated periodically to determine if declines in fair value are other-than-temporary. This evaluation requires judgment and is based on several factors, including recent private offerings by the company, the performance of the stock market index of similarly publicly traded securities and the overall economic environment. Declines in value judged to be other-than-temporary are included in Other (income) expense. Investments in privately-held companies, which were included in Other assets in the Consolidated Statements of Financial Position, were $3,129 and $6,464 at July 1, 2005 and July 2, 2004, respectively.

Comprehensive Income

Comprehensive income consists of net earnings, unrealized gains and losses on securities defined as "available-for-sale" under the provisions of SFAS No. 115, foreign currency translation adjustments, changes in the fair value of certain derivatives and changes to minimum retirement liabilities.

Treasury Stock Transactions

APB No. Opinion 6, "Status of Accounting Research Bulletins," includes provisions related to certain treasury stock transactions that require that the excess of the issuance price over the acquisition cost of treasury stock be credited to paid in capital. The excess of the acquisition cost over the re-issuance price of treasury stock is charged to paid in capital but is limited to the amount previously credited to paid in capital. Any excess is charged to retained earnings.

During fiscal year 2004, we identified transactions which had resulted in charges to paid in capital in excess of credits from treasury stock transactions and reclassified $20,624 from paid in capital to retained earnings related to treasury stock transactions in fiscal year 2003. We charged an additional $18,034 to retained earnings related to treasury stock transactions in fiscal year 2004.

New Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an Amendment of ARB No. 43, Chapter 4." SFAS No. 151 requires that abnormal amounts of idle facility expense, freight, handling costs, and spoilage, be charged to expense in the period they are incurred rather than capitalized as a component of inventory costs. SFAS No. 151 is effective for inventory costs incurred in fiscal periods beginning after June 15, 2005. The adoption of this standard may result in higher expenses in periods where production levels are lower than normal ranges of production. Because actual future production levels are subject to many factors, including demand for our products, we cannot determine if the adoption of SFAS No. 151 will have a material impact on future results of operations.

In December 2004, the FASB issued SFAS No. 123R, "Share-Based Payment," which requires all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value effective for public companies for annual periods beginning after June 15, 2005. Scientific-Atlanta will adopt SFAS No. 123R in the first quarter of fiscal year 2006 using a modified version of prospective application.

As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25's intrinsic value method and, as such, recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R's fair value method could have a significant impact on our results of operations. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123 in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123R as described in the disclosure of pro forma net income and earnings per share in Note 1 to our Consolidated Financial Statements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While we cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $5,395, $20,410 and $1,811 for fiscal years 2005, 2004 and 2003, respectively.

The FASB also recently issued FSP No. 109-1, "Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004," and FSP No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004" (the Act). Under the guidance in FSP No. 109-1, the deduction will be treated as a "special deduction" as described in SFAS No. 109. As such, the special deduction has no effect on deferred tax assets and liabilities existing at the enactment date. Rather, the impact of this deduction will be reported in the period in which the deduction is claimed on our income tax return. FSP No. 109-2 allows enterprises time beyond the financial reporting period of the enactment of the Act to evaluate the effects of the Act on its plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109 due to the lack of clarification of certain provisions within the Act and the timing of the enactment. As such, we are not yet in a position to decide on whether, and to what extent, we might repatriate foreign earnings that have not yet been remitted to the U.S. Based on our analysis to date, however, it is reasonably possible that we may repatriate some amount ranging from $0 to $70 million, with the respective tax benefit ranging from $0 to $1 million. We expect to be in a position to finalize our assessment by December 31, 2005.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections," which requires retrospective application to prior periods' financial statements of changes in accounting principle. This Statement also requires that a change in depreciation or amortization method for long-lived, non-financial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. In addition, this Statement requires that any error, other than an immaterial error, in the financial statements of a prior period be reported as a prior period adjustment by restating the prior period financial statements. SFAS No. 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. At this time, we cannot determine if the adoption of this Statement will have a material impact on future results of operations.

2. *Investments, Acquisitions and Dispositions*

During fiscal year 2003, we acquired certain assets of the transmission product lines of Arris for a cash payment of $31,610. These assets were recorded at their estimated fair value at the date of acquisition. The purchase price has been allocated to the assets acquired, including $12,423 of goodwill and $10,830 of other identifiable intangible assets (primarily existing technology and customer base, which are being amortized over varying periods up to four years).

In addition, we acquired the software, technology and other assets of ChanneLogics for $1,600 of cash. The acquired assets were recorded at their estimated fair value at the date of acquisition. The purchase price of ChanneLogics has been allocated to the assets acquired, including $539 of goodwill and $550 of other identifiable intangible assets (primarily existing technology, which are being amortized over varying periods of up to five years).

During fiscal year 2003, we also acquired the remaining shares held by minority shareholders of PowerTV for cash payments of $5,216 and recorded goodwill of $4,789 in connection with these transactions. We now own 100 percent of the shares of PowerTV. Following the acquisition of the outstanding shares from the minority shareholders, we merged PowerTV into another wholly-owned subsidiary. As a result of the merger, we reclassified $7,876 of deferred taxes, which were no longer required on the gain from the issuance of PowerTV shares in connection with the acquisition of PRASARA Technologies, Inc. (PRASARA) in fiscal year 2001, to Additional paid-in capital in fiscal year 2003. We also recorded a previously unrecognized gain of $6,131 from the issuance of PowerTV stock in Additional paid-in capital in fiscal year 2003.

During fiscal year 2003, we sold our investments in Juniper Networks, Inc., Wink Communications, Inc. and various other investments and realized net gains of $2,049 from these transactions.

3. Net Settlement Expenses

During the fourth quarter of fiscal year 2005, we finalized agreements with Gemstar regarding the settlement of pending litigation and a cross-licensing agreement. We also entered into a porting agreement under which we will assist Gemstar to port its interactive program guide onto our Explorer set-top platform. Under these agreements, which have a term of up to nine and-a-half years, we will pay Gemstar approximately $154,375 and Gemstar will pay us approximately $89,375. We will make quarterly minimum payments of $4,063 to Gemstar and will receive quarterly payments of $2,352 from Gemstar. Quarterly payments may exceed the minimum amount if certain set-top models are shipped and/or certain volumes are shipped during the quarter. During the fourth quarter of fiscal year 2005, we recorded a charge of $33,333 related to the settlement. The amount of the charge was based on the values assigned to certain set-tops shipped prior to the effective date of the agreement, July 4, 2005, and an estimate of future set-top shipments. At July 1, 2005, we have recorded receivables of $8,125 and $37,709 from Gemstar, which were included in Other current assets and Other assets, respectively, and payables to Gemstar of $16,250 and $62,917 which were included in Accrued liabilities and Other liabilities, respectively.

We previously reported on investigations by the SEC and the Department of Justice (DOJ) concerning our 2000 and 2001 marketing support agreements with Adelphia and Charter and the manner in which Adelphia and Charter accounted for these transactions. We recorded a $20,000 reserve in the fourth quarter of fiscal year 2005 based on discussions with the staff of the SEC regarding a tentative settlement of its investigation. This reserve, which had a $20,000 pre-tax and after-tax impact on earnings, was included in Accrued liabilities. We continue to cooperate with the DOJ with respect to its investigation.

4. Restructuring Charges

In August 2002, we announced a restructuring of worldwide operations to align our costs with reduced sales levels. The restructuring included a reduction of our workforce by 400 positions, or approximately 6 percent of our total workforce, and was substantially completed by December 27, 2002. The positions eliminated were from manufacturing, engineering, marketing, sales, service and administrative functions. The restructuring also included the consolidation of certain office and manufacturing facilities. In addition, during the third quarter of fiscal year 2003, we reduced our workforce by approximately 120 positions, primarily in sales and other functions within the transmission sector, and reduced our workforce by an additional 30 positions in the fourth quarter of fiscal year 2003.

During fiscal year 2005, severance costs of $23 were paid under the restructuring plan. We also reduced the restructuring liability related to contractual obligations under a canceled lease as we finalized negotiations with the lessor.

Notes to Consolidated Financial Statements (Continued)

The following reconciles the beginning restructuring charge to the liability at the end of fiscal years 2004 and 2005:

	Contractual Obligations Under Canceled Leases	Severance	Fixed Assets	Other	Total
Balance at June 27, 2003	$ 3,309	$ 223	$ —	$ —	$ 3,532
Restructuring provision	17	1,121	41	219	1,398
Charges to the reserve and assets written off	(1,929)	(1,344)	(41)	(219)	(3,533)
Adjustments	(73)	—	—	—	(73)
Balance at July 2, 2004	1,324	—	—	—	1,324
Restructuring provision	—	23	—	—	23
Charges to the reserve and assets written off	(1,010)	(23)	—	—	(1,033)
Adjustments	(314)	—	—	—	(314)
Balance at July 1, 2005	$ —	$ —	$ —	$ —	$ —

Since the initiation of these restructurings, we have incurred expenses of $4,650 from the write-off of fixed assets, $5,257 from contractual obligations under canceled leases, $14,263 from severance and $6,009 from other miscellaneous costs.

5. *Other (Income) Expense*

Other (income) expense of $2,430 for fiscal year 2005 included a charge of $4,489 from the other-than-temporary decline in the fair value of investments in privately-held companies. In addition, other (income) expense included losses on short-term investments, gains from the increase in the cash surrender value of life insurance, partnership income, a gain from the reversal of reserves following a favorable court ruling, foreign exchange losses, and various other items, none of which was individually significant.

Other (income) expense of $(7,233) in fiscal year 2004 included a gain of $6,755 from the sale of our equity interest in Kabelnetz, which had been received as part of the termination settlement with German cable operator ish, and net gains of $4,251 from the sale of other investments in privately-held companies and marketable securities. We also recorded a loss of $6,147 from the settlement of purchase price adjustments, which included a cash payment of $9,000, related to the sale of a satellite business to ViaSat, of which $2,853 had previously been reserved for. Other (income) expense also included income from various partnerships, increases in the cash surrender value of life insurance, foreign exchange gains and various other items, none of which was individually significant.

Other (income) expense of $16,660 in fiscal year 2003 included losses of $12,477 and $6,876 from the other-than-temporary declines in the market value of investments in privately-held companies and marketable securities, respectively. These losses were partially offset by gains on the sale of marketable securities and the settlement of a collar on warrants to purchase common stock and other miscellaneous items.

6. *Quarterly Financial Data (Unaudited)*

	Fiscal Quarters			
2005	First	Second	Third	Fourth
Sales	$452,674	$441,672	$489,507	$527,039
Gross margin	165,799	163,721	180,653	205,052
Gross margin %	36.6%	37.1%	36.9%	38.9%
Net earnings	$ 55,878	$ 58,693(a)	$ 61,739	$ 34,450(b)
Earnings per share				
Basic	$ 0.36	$ 0.39	$ 0.41	$ 0.23
Diluted	$ 0.36	$ 0.38	$ 0.40	$ 0.22
Stock prices				
High	$ 32.04	$ 33.05	$ 32.36	$ 35.39
Low	$ 25.08	$ 26.52	$ 27.34	$ 26.96
Dividends paid per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

(a) Reflects an effective tax rate of 29.7 percent of pre-tax earnings, down from 35.3 percent in the prior year. Decrease due to various discrete items, the most significant of which was the reversal of valuation allowances on certain deferred tax assets, and the retroactive reinstatement of the research tax credit to June 30, 2004.

(b) Includes a charge of $22,200 from the settlement of pending litigation and a cross-licensing agreement with Gemstar and a pre-tax and after-tax charge of $20,000 from the accrual of a settlement with the SEC.

Notes to Consolidated Financial Statements (Continued)

2004	Fiscal Quarters			
	First (a)	Second	Third	Fourth
Sales	$395,636	$416,566	$436,969	$458,833
Gross margin	147,258	157,362	161,436	168,746
Gross margin %	37.2%	37.8%	36.9%	36.8%
Net earnings	$ 42,670	$ 51,131(b)	$ 53,593(c)	$ 70,247(d)
Earnings per share				
Basic	$ 0.28	$ 0.34	$ 0.35	$ 0.46
Diluted	$ 0.28	$ 0.33	$ 0.35	$ 0.45
Stock prices				
High	$ 37.14	$ 37.45	$ 38.59	$ 36.50
Low	$ 23.05	$ 25.85	$ 28.60	$ 30.50
Dividends paid per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

(a) The first quarter of fiscal year 2004 included fourteen weeks. All other quarters in fiscal year 2004 and all quarters in fiscal year 2005 included thirteen weeks.

(b) Includes a gain of $4,370 from the sale of shares of Kabelnetz received as part of the termination settlement with German cable operator ish and a charge of $3,977 from the settlement of purchase price adjustments related to the sale of the satellite networks business to ViaSat.

(c) Includes a gain of $1,466 from the sale of a marketable security.

(d) Includes a $15,964 reduction in income tax expense related to the settlement with the IRS primarily on amended income tax returns for fiscal years 1990 through 2002.

7. *Segment Information*

We operate in one reportable segment, the Broadband segment.

Customers that accounted for 10 percent or more of our total sales in fiscal years 2005, 2004 or 2003 were as follows:

	2005	2004	2003
Time Warner Inc.	**21%**	19%	21%
Cablevision Systems	**13%**	15%	19%
Comcast Corporation	**8%**	11%	11%
All other customers	**58%**	55%	49%
Total	**100%**	100%	100%

The fiscal year 2003 percentage for Time Warner has been adjusted to reflect the deconsolidation by Time Warner of a partnership in a cable television operator.

Sales of Explorer digital set-tops accounted for 63 percent, 62 percent and 56 percent of total sales in fiscal years 2005, 2004, and 2003, respectively. There were no other product group sales that accounted for more than 10 percent of total sales in fiscal years 2005, 2004 or 2003.

International sales were 23 percent of total sales in fiscal year 2005, as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively. Sales are attributed to geographic areas based upon the location to which the product is shipped. Sales in any single country did not exceed 10 percent of total sales in fiscal years 2005, 2004 or 2003, except for the United States.

	U.S.	Foreign	Total
2005			
Sales	$1,468,518	$442,374	$1,910,892
Long-lived assets	228,232	232,951	461,183
2004			
Sales	$1,362,305	$345,699	$1,708,004
Long-lived assets	202,556	263,459	466,015
2003			
Sales	$1,128,010	$322,343	$1,450,353
Long-lived assets	219,602	274,463	494,065

Long-lived assets include property, plant and equipment, cost in excess of net assets acquired, investments other than marketable securities, and intellectual property. Long-lived assets in the United States, Mexico, and Belgium were as follows:

	2005	2004	2003
United States	**49%**	43%	44%
Mexico	**11%**	11%	12%
Belgium	**32%**	40%	39%

We had net assets of $254,028 in Belgium and $51,096 in Mexico at July 1, 2005.

8. *Indebtedness*

As a result of the acquisition of BarcoNet in January 2002, we assumed various borrowings related to facilities in Europe. Total debt at July 1, 2005 consisted of a $7,410, 5.5 percent mortgage due in equal installments through 2012 and a $60, 4.8 percent loan payable in installments through 2007.

We have a $100,000 unsecured revolving credit facility. The facility, which matures in three years, includes an accordion feature under which the aggregate commitment, subject to certain conditions, may be increased by an additional $300,000. Interest on borrowings under this facility is at varying rates and the rates fluctuate based on market rates. Facility fees, payable quarterly in arrears, are based on the aggregate amount of the facility commitment as of the last day of the preceding quarter and fluctuate based on a ratio of funded debt to EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization).

Total interest paid, including fees on the senior credit facility, was $684, $729 and $796 in fiscal years 2005, 2004 and 2003, respectively.

9. Other Current Assets

Other current assets consisted of:

	2005	2004
Receivable from Gemstar license and settlement	**$ 8,125**	$ —
Prepaid tooling	**3,607**	594
Prepaid insurance	**3,241**	3,475
V.A.T. and taxes	**2,622**	1,237
Licenses	**2,071**	559
Software maintenance	**1,875**	1,866
Sales tax receivable	**1,872**	4,370
Notes receivable	**735**	1,624
Other	**4,412**	4,709
	$28,560	$18,434

10. Accrued Liabilities

Accrued liabilities consisted of:

	2005	2004
Compensation	**$ 57,859**	$ 56,575
SEC settlement	**20,000**	—
Warranty and service	**17,108**	13,988
Gemstar license and settlement	**16,250**	—
Taxes, other than income taxes	**10,485**	10,299
Restructuring reserves	**—**	1,324
Other	**16,418**	18,946
	$138,120	$101,132

11. Other Liabilities

Other liabilities consisted of:

	2005	2004
Deferred compensation	**$ 78,938**	$ 68,004
Gemstar license and settlement	**62,917**	—
Retirement	**50,936**	41,983
Warranty and service	**27,916**	22,245
Other	**11,875**	12,753
	$232,582	$144,985

12. Income Taxes

The tax provision differs from the amount resulting from multiplying earnings before income taxes by the statutory federal income tax rate as follows:

	2005	2004	2003
Statutory federal tax rate	**35.0%**	35.0%	35.0%
State income taxes, net of state credits and federal tax benefit	**1.4**	2.0	1.2
Accrual for SEC settlement	**2.2**	—	—
Settlement on amended returns	**(0.1)**	(5.2)	—
Tax contingencies and other settlements	**0.1**	(0.3)	0.4
Research and development tax credit	**(1.5)**	(1.1)	(2.7)
Other, net	**(2.4)**	(1.1)	0.1
	34.7%	29.3%	34.0%

Income tax provision (benefit) included the following:

	2005	2004	2003
Current tax provision			
Federal	**$115,337**	$48,235	$52,514
State	**9,248**	9,634	1,870
Foreign	**2,108**	3,908	1,144
	126,693	61,777	55,528
Deferred tax provision (benefit)			
Federal	**(19,995)**	26,179	(4,680)
State	**(2,524)**	(341)	915
Foreign	**7,973**	2,717	(10)
	(14,546)	28,555	(3,775)
Total provision for income taxes	**$112,147**	$90,332	$51,753

Total income taxes paid include settlement payments for federal, state and foreign audit adjustments. The total income taxes paid, net of refunds received, were $106,350, $59,098 and $8,750 in fiscal years 2005, 2004 and 2003, respectively. Income taxes paid in fiscal year 2005 are net of a $22,937 refund from a settlement with the IRS primarily related to amended federal income tax returns filed for fiscal years 1990 through 2002. Income taxes paid in fiscal year 2003 are net of a $32,000 refund related to the write-off of accounts receivable from Adelphia (related to its filing for bankruptcy) in the fourth quarter of fiscal year 2002.

The tax effect of significant temporary differences representing deferred tax assets and liabilities was as follows:

	2005	2004
Current deferred tax assets		
Expenses not currently deductible and income currently deferred	**$ 15,177**	$ 8,216
Inventory valuation	**8,075**	9,567
Warranty reserves	**6,361**	4,674
Other	**1,768**	1,200
Current deferred tax assets	**$ 31,381**	$ 23,657
Non-current deferred tax assets		
Postretirement and postemployment benefits	**$ 47,172**	$ 40,686
Expenses not currently deductible and income not currently deferred	**12,432**	3,939
Unrealized loss on investments	**9,321**	7,139
Warranty reserve	**9,209**	6,975
Net operating losses and tax credits	**14,038**	38,228
Other	**3,737**	3,851
Non-current deferred tax assets	**$ 95,909**	$100,818
Non-current deferred tax liabilities		
Capitalized software	**$(11,566)**	$ (7,797)
Accumulated comprehensive income items	**(12,525)**	(19,506)
Depreciation and amortization	**(7,966)**	(10,755)
Other	**(4,119)**	(1,388)
Non-current deferred tax liabilities	**$(36,176)**	$ (39,446)
Valuation allowances	**(2,560)**	(30,505)
Net non-current deferred tax assets	**$ 57,173**	$ 30,867

U.S. income taxes, net of applicable credits, have been provided on the undistributed earnings of and original investments in foreign subsidiaries, except in those instances where the earnings or investments are expected to be indefinitely reinvested. Scientific-Atlanta currently intends to indefinitely reinvest approximately $91,298 of undistributed earnings of and original investments in foreign subsidiaries; however, this amount may be adjusted based on changes in business, economic or other conditions. At July 1, 2005, approximately $50,598 of such undistributed earnings or investments had been indefinitely reinvested. If these earnings were distributed to the U.S. in the form of dividends or otherwise, or if the shares of the relevant foreign subsidiaries were sold or otherwise transferred, we would be subject to additional U.S. income taxes (subject to an adjustment for foreign tax credits) and foreign withholding taxes. Determination of the amount of unrecognized deferred income tax liability related to these earnings or investments is not practicable.

Deferred tax assets are partially offset by valuation allowances of $2,560 and $30,505 at July 1, 2005 and July 2, 2004, respectively. These allowances are required to reflect the net realizable value of certain foreign temporary differences, foreign and state net operating loss carryforwards and state tax credit carryforwards. Foreign temporary differences and net operating loss carryforwards relate to a subsidiary we acquired. Based on this subsidiary's current taxable earnings and our expectations for the future, we determined during fiscal year 2005 that operating income and the reversal of future taxable temporary differences will more likely than not be sufficient to realize all of the net operating loss carryforwards. As a result, during fiscal year 2005, we reversed valuation allowances of $15,524 which resulted in a $2,506 reduction in deferred tax expense and a $13,018 reduction in goodwill. As a result of an unfavorable state court decision against an unrelated taxpayer, we also reduced a state tax credit carryforward and an associated valuation allowance by $11,051. Other valuation allowances for foreign and state net operating losses and tax credit carryforwards were reduced by $1,370, net.

At July 1, 2005, we had net operating loss carryforwards of approximately $47,392. Of this total, $18,313 related to various state jurisdictions and $29,079 related to foreign net operating losses generated by various subsidiaries. The most significant foreign net operating loss carryforwards have no expiration date and the state net operating losses will expire between 2008 and 2023. Additionally, we have state tax credit carryforwards of approximately $3,506 which will expire between 2006 and 2007.

During the fourth quarter of fiscal year 2004, the IRS approved a settlement primarily related to amended income tax returns filed for fiscal years 1990 to 2002. The settlement resulted in a reduction in the current income tax provision of $15,964. In fiscal year 2005 we received payments of $22,937, which consisted of tax refunds of $13,236 and interest of $9,701, from the IRS.

Earnings before income taxes for domestic and foreign operations were as follows:

	2005	2004	2003
United States	**$276,681**	$276,689	$143,968
Foreign	**46,226**	31,644	8,130
Total	**$322,907**	$308,333	$152,098

13. Defined Benefit Pension Plan

We have a defined benefit pension plan covering substantially all of our domestic employees. The benefits are based upon the employees' years of service, age and compensation.

Our funding policy is to contribute annually an amount consistent with the requirements of the federal law to the extent that such contribution is currently deductible.

The following table sets forth the plan's funded status and amounts recognized in Scientific-Atlanta's Consolidated Statements of Financial Position at year-end, using March 31 as a measurement date for all actuarial calculations of asset and liability values and significant actuarial assumptions:

	2005	2004
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$ 98,296**	$92,900
Service cost	**7,654**	7,029
Interest cost	**5,516**	5,589
Actuarial loss	**3,865**	2,774
Benefits paid	**(5,534)**	(9,996)
Benefit obligation at end of year	**$109,797**	$98,296
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 83,186**	$61,026
Actual return on plan assets	**4,818**	15,831
Company contributions	**3,594**	16,325
Benefits paid	**(5,534)**	(9,996)
Fair value of plan assets at end of year	**$ 86,064**	$83,186

The accumulated benefit obligation for our plan was $89,248 and $81,939 for July 1, 2005 and July 2, 2004, respectively. The accumulated benefit obligation represents the total benefits earned by active and retired employees discounted at an assumed interest rate. Earned benefits for active employees are based on their current pay and service.

Notes to Consolidated Financial Statements (Continued)

Accrued pension (prepaid) costs recognized in the Consolidated Statements of Financial Position in Other liabilities and Other assets were computed as follows:

	2005	2004
Prepaid benefit cost	$ —	$ (3,565)
Accrued benefit liability	3,183	—
Intangible asset	(534)	—
Accumulated other comprehensive loss	(3,240)	—
Net amount recognized	$ (591)	$ (3,565)
Funded status	$ 23,733	$ 15,110
Unrecognized net actuarial loss	(23,881)	(18,254)
Unrecognized transition asset	91	140
Unrecognized prior service cost	(534)	(561)
Net prepaid benefit cost	$ (591)	$ (3,565)

To determine the expected long-term rate of return on pension plan assets, we consider the historical and expected returns on the plan assets, as well as the current and expected allocation of the plan assets.

	2005	2004	2003
Weighted-Average Assumptions			
Discount rate	5.75%	6.00%	6.50%
Expected return on plan assets	8.00%	8.00%	8.00%
Rate of compensation increase	5.00%	5.00%	5.00%

Plan assets are invested in listed equity securities, fixed-income securities and cash. No plan assets are invested in any securities of Scientific-Atlanta.

Our pension plan asset allocations were as follows at March 31:

	2005	2004
Cash	5%	5%
Equity securities	60%	66%
Fixed-income securities	35%	29%
	100%	100%

We use an external advisor to assist us in establishing our investment strategies and policies and external investment firms to manage the investments. We have historically used a balanced portfolio strategy based on a targeted allocation of 65 percent equity securities and 35 percent fixed-income instruments. The equity portfolio is diversified between domestic growth, value and index components and an international investment component. The fixed-income portfolio is managed by utilizing intermediate term, high-credit quality instruments.

Our net pension expense was $6,569, $6,090 and $5,325 in fiscal years 2005, 2004 and 2003, respectively. The components of pension expense are as follows:

	2005	2004	2003
Service cost	$ 7,654	$ 7,029	$ 6,453
Interest cost	5,516	5,589	5,731
Expected return on plan assets	(6,763)	(6,507)	(6,839)
Amortization of transition net asset	(47)	(48)	(47)
Amortization of prior service cost	27	27	27
Amortization of unamortized net loss	182	—	—
Pension expense	$ 6,569	$ 6,090	$ 5,325

The minimum retirement liability adjustments on the Consolidated Statements of Stockholders' Equity and Comprehensive Income relate primarily to this plan.

We contributed $5,701 to this plan in the first quarter of fiscal year 2006.

Benefit payments are expected to be paid as follows:

Fiscal Year(s)	Amount
2006	$14,203
2007	$12,797
2008	$ 9,205
2009	$ 9,844
2010	$10,654
2011—2015	$66,657

14. Other Defined Benefit Plans

We also have unfunded defined benefit retirement plans for certain key officers and non-employee directors.

The following table sets forth the plans' funded status and amounts recognized in Scientific-Atlanta's Consolidated Statements of Financial Position at year-end, using March 31 as a measurement date for all actuarial calculations of asset and liability values and significant actuarial assumptions:

	2005	2004
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$39,586**	$32,312
Service cost	**1,362**	1,517
Interest cost	**2,540**	2,263
Amendments	**383**	—
Actuarial loss	**11,181**	5,523
Benefits paid	**(1,562)**	(2,029)
Benefit obligation at end of year	**$53,490**	$39,586
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 148**	$ 636
Company contributions	**1,542**	1,541
Benefit paid	**(1,562)**	(2,029)
Fair value of plan assets at end of year	**$ 128**	$ 148

Accrued pension costs recognized in the Consolidated Statements of Financial Position in Other liabilities were computed as follows:

	2005	2004
Accrued benefit liability	**$ 42,773**	$ 36,506
Intangible asset	**(131)**	(361)
Accumulated other comprehensive loss	**(11,683)**	(9,826)
Net amount recognized	**$ 30,959**	$ 26,319
Funded status	**$ 53,362**	$ 39,438
Unrecognized net actuarial loss	**(22,801)**	(13,330)
Unrecognized prior service cost	**398**	211
Accrued benefit cost	**$ 30,959**	$ 26,319

The discount rates assumed were 5.75 percent, 6.00 percent and 6.50 percent for fiscal years 2005, 2004, and 2003, respectively. The rate of compensation increase ranged from 5.00 percent to 5.50 percent during these periods.

The accumulated benefit obligation for our plans was $42,901 and $36,654 for fiscal years 2005 and 2004, respectively.

Our net pension expense was $5,799, $4,938 and $4,924 in fiscal years 2005, 2004 and 2003, respectively. The components of pension expense are as follows:

	2005	2004	2003
Service cost	**$1,362**	$1,517	$1,607
Interest cost	**2,540**	2,263	2,281
Amortization of prior service cost	**187**	187	217
Amortization of net actuarial loss	**1,710**	971	819
Pension expense	**$5,799**	$4,938	$4,924

Benefit payments are expected to be paid as follows:

Fiscal Year (s)	Amount
2006	$ 3,329
2007	$ 2,631
2008	$ 3,082
2009	$ 3,245
2010	$ 3,559
2011—2015	$26,810

15. *Other Benefit Plans*

In addition to providing pension benefits, we have contributory plans that provide certain health care and life insurance benefits to eligible retired employees. The following table sets forth the plans' funded status and amounts recognized in Scientific-Atlanta's Consolidated Statements of Financial Position at year-end, using March 31 as a measurement date for all actuarial calculations of asset and liability values and significant actuarial assumptions:

	2005	2004
Change in Benefit Obligation		
Benefit obligation at beginning of year	**$11,731**	$11,664
Service cost	**49**	46
Interest cost	**676**	731
Actuarial loss	**1,668**	894
Benefits paid	**(1,528)**	(1,604)
Benefit obligation at end of year	**$12,596**	$11,731
Change in Plan Assets		
Fair value of plan assets at beginning of year	**$ 398**	$ 424
Company contributions	**1,499**	1,578
Benefits paid	**(1,528)**	(1,604)
Fair value of plan assets at end of year	**$ 369**	$ 398
Funded status	**$12,227**	$11,333
Unrecognized net actuarial loss	**(5,941)**	(4,533)
Unrecognized prior service cost	**(127)**	(168)
Accrued benefit cost	**$ 6,159**	$ 6,632

Significant actuarial assumptions are as follows:

	2005	2004	2003
Weighted-Average Assumptions			
Discount rate	**5.75%**	6.00%	6.50%
Rate of compensation increase	5.00%	5.00%	5.00%

Significant assumptions related to future health care costs are as follows:

	2005	2004	2003
Rate of Future Increase in Health Care Costs			
Medicare ineligible	**10.50%**	9.00%	9.50%
Medicare eligible	**11.75%**	10.50%	11.25%

The rate of increase in health care costs for Medicare eligible and Medicare ineligible is expected to decline to 5.00 percent by 2014.

The components of postretirement benefit expense were as follows:

	2005	2004	2003
Service cost	**$ 49**	$ 46	$ 46
Interest cost	**676**	731	732
Amortization of net actuarial gain and prior service cost	**300**	245	108
Postretirement benefit expense	**$1,025**	$1,022	$886

A change in the assumed health care trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of fiscal year 2005 service and interest cost components	**$ 40**	**$ (37)**
Effect on total of fiscal year 2005 postretirement benefit obligation	**$706**	**$(634)**

Benefit payments are expected to be paid as follows:

Fiscal Year (s)	Benefit Payments	Subsidy Payments	Total Payments
2006	$1,037	$ (34)	$1,003
2007	1,074	(140)	934
2008	1,112	(148)	964
2009	1,152	(154)	998
2010	1,181	(158)	1,023
2011—2015	5,882	(784)	5,098

Notes to Consolidated Financial Statements (Continued)

16. Fair Value of Financial Instruments and Concentration of Credit Risk

The carrying amount of Cash and cash equivalents approximates fair value because of the variable rates of the instruments and short maturity of those instruments. The carrying amounts of Receivables and Accounts payable approximate fair value because of the short maturity of those instruments. Receivables at July 1, 2005 included $38,197 from customers who accounted for 10 percent or more of our total sales in fiscal year 2005. Short-term investments and Non-current marketable securities are carried at fair value. The fair value of foreign currency forward contracts is based on quoted market prices. The carrying value of Long-term debt approximates fair value because of the rates charged on the debt.

17. Related Party Transactions

Related party transactions for fiscal years 2005, 2004 and 2003 were as follows:

	2005	2004	2003
Sales:			
Scientific-Atlanta of Shanghai. Ltd.	**$ 969**	$ 2,516	$ 1,096
Purchases:			
Scientific-Atlanta of Shanghai. Ltd.	**$ 1,096**	$ 4,151	$ 1,650
Receivables (Payables):			
Scientific-Atlanta of Shanghai. Ltd.	**$ 74**	$ 435	$ (157)
MPEG LA, LLC	**(5,723)**	(5,206)	(4,743)
Royalties received:			
MPEG LA, LLC	**$14,625**	$10,883	$11,076
Royalties paid:			
MPEG LA, LLC	**$10,296**	$ 9,527	$ 7,724

Related party transactions were at prices and terms equivalent to those available to and transacted with unrelated parties. We own part of a joint venture, Scientific-Atlanta of Shanghai, Ltd. that provides us with taps. During the first quarter of fiscal year 2006, we acquired all of the interests of the other partners in the Shanghai joint venture for approximately $4,300. MPEG LA, LLC is an entity in which we have a minority interest.

18. Commitments, Contingencies and Other Matters

Rental expense under operating lease agreements for facilities and equipment for fiscal years 2005, 2004 and 2003 was $9,182, $10,706 and $12,427, respectively. We pay taxes, insurance and maintenance costs with respect to most leased items. In general, remaining operating lease terms, including renewals, range up to ten years. Future minimum payments at July 1, 2005, under operating leases were $13,158. Payments under these leases for the next five years are as follows:

Fiscal Year(s)	Amount
2006	$6,893
2007	$3,255
2008	$1,759
2009	$ 617
2010	$ 190
Thereafter	$ 444

We entered into a long-term operating lease arrangement in 1997, which expired in July 2004. We purchased the buildings financed under this arrangement for $36,000 in July 2004.

We are also committed under certain purchase agreements, which aggregate $290,131, primarily for inventory. Purchase commitments are primarily for raw materials and component inventory. In general, our contracts with suppliers do not include guaranteed volumes or other contingent commitments. Occasionally, we enter into agreements with suppliers that exceed one year to obtain favorable business terms or due to specific business conditions, such as lead times for development, and we may enter into similar agreements in the future.

We are also committed to minimum payments aggregating $154,375 to Gemstar under the license and settlement agreements discussed earlier. These minimum payments are payable over a term of up to nine and one half years. The minimum payment for fiscal year 2006 is $16,250. Under this same license and settlement agreement, Gemstar is committed to making minimum payments to Scientific-Atlanta aggregating $89,375 over the next nine and-one-half years.

We have agreements with certain officers, which include certain benefits in the event of termination of the officers' employment as a result of a change in control of Scientific-Atlanta.

Adelphia, a customer of Scientific-Atlanta, filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code in June 2002. In the third quarter of fiscal year 2002, during the 90 days prior to such filing by Adelphia, we received payments from Adelphia for goods sold and delivered of approximately $67,000, and we are unable to predict the portion, if any, of this amount which might be the subject of avoidance claims by the Chapter 11 estate of Adelphia in connection with its bankruptcy proceeding. We have entered into a tolling agreement for any potential claims by the Adelphia estate where the statute of limitation has not yet run.

During fiscal year 2002, we wrote off accounts receivable of $89,652 from Adelphia resulting from its filing for bankruptcy in fiscal year 2002. We are unable to predict the portion, if any, of this amount we might recover.

19. Legal Proceedings

From time to time, we are involved in litigation and legal proceedings incident to the ordinary course of our business, such as personal injury claims, employment matters, environmental proceedings, contractual disputes, securities litigation and intellectual property disputes. Included in the litigation or proceedings we currently have pending are the following:

Adelphia and Charter Matters

Adelphia Communications Corporation (Adelphia) is one of Scientific-Atlanta's customers. Adelphia and several members of its former management are the subjects of civil and/or criminal charges brought by the SEC and the DOJ; two of Adelphia's former senior executives were found guilty of criminal charges. One aspect of the charges concerns Adelphia's marketing support agreement with Scientific-Atlanta in 2000 and 2001 and the manner in which Adelphia accounted for such arrangements. Adelphia has agreed to a settlement with the SEC and the DOJ.

The SEC and DOJ have also brought charges against former officers of Charter Communications, Inc. (Charter), another of Scientific-Atlanta's major customers. One aspect of the charges concerns an advertising agreement between Scientific-Atlanta and Charter in 2000 and the manner in which Charter accounted for such arrangements. Four former Charter officers pled guilty to certain charges; one of whom has pled guilty to charges related to the advertising agreement. In July 2004, Charter settled all civil charges brought by the SEC.

The SEC and the DOJ have been examining the conduct of Scientific-Atlanta and certain officers and employees with respect to the Adelphia and Charter agreements. The SEC and the DOJ have subpoenaed records of Scientific-Atlanta, and have interviewed Scientific-Atlanta personnel. The SEC also has taken testimony from certain company officers and employees.

As previously disclosed, Scientific-Atlanta has reached a tentative settlement with representatives of the staff of the SEC's Enforcement Division in connection with its investigation, which is subject to further approval by the SEC. Based on discussions with the staff of the SEC, a $20 million reserve was recorded in the fourth quarter of fiscal year 2005. Scientific-Atlanta continues to cooperate with the DOJ with respect to its investigation. There can be no assurance as to the final outcome of these investigations and their effects on Scientific-Atlanta.

We are a co-defendant in four individual actions and one putative class action, which are pending in the U.S. District Court for the Southern District of New York for coordination with the multi-district proceedings (03 MD 1529 (LLM)). These suits relate to, among other issues, the marketing support agreement between Adelphia and Scientific-Atlanta. The suits allege that Scientific-Atlanta should be liable to investors in Adelphia's securities based on the marketing support agreement and Adelphia's accounting treatment for that arrangement. These actions do not allege any impropriety as to our financial statements or statements made to our investors. The damages sought in these actions are in an unspecified amount. The following describes these five Adelphia actions:

- In the individual suit brought by W.R. Huff Asset Management Co., LLC., we were added as a co-defendant in January 2004. The *Huff* suit purports to be on behalf of and as an investment advisor and attorney-in-fact for certain unnamed purchasers of debt securities issued by Adelphia and Arahova Communications Inc. The complaint names certain of Adelphia's underwriters, banks, auditors, law firms, and vendors. Scientific-Atlanta is alleged to have violated Section 10(b) of the Securities Exchange Act of 1934. Scientific-Atlanta filed a motion to dismiss the *Huff* suit on March 8, 2004.
- We were also added as a co-defendant in December 2003 in an individual action brought by Joseph and Evelyn Stocke who purportedly are purchasers of Adelphia common stock. The complaint names certain of Adelphia's former officers and directors, underwriters, banks, auditors, and vendors. Scientific-Atlanta is alleged to have violated Section 10(b) of the Exchange Act and/or "aided and abetted" the common law fraud of Adelphia and its former management. Scientific-Atlanta filed a motion to dismiss the *Stocke* suit on April 12, 2004.
- In July 2004, a putative class action was filed by Argent Classic Convertible Arbitrage Fund L.P., et al. purportedly on behalf of investors in securities of Adelphia. The suit names Scientific-Atlanta and two of its officers, and alleges that Scientific-Atlanta violated Section 10(b) of the Exchange Act and that the officers violated Section 20(a) of the Exchange Act. Scientific-Atlanta filed a motion to dismiss the *Argent* suit on October 12, 2004.
- In September 2004, a fourth suit was filed by the Los Angeles County Employees Retirement Association ("*LACERA*") and several other Adelphia investors alleging that Scientific-Atlanta and two of its officers aided and abetted and conspired with Adelphia and its former management to commit common law fraud. On June 14, 2005, the court denied the plaintiff's motion to remand the case to Los Angeles County Superior Court.
- On October 25, 2004, a fifth suit was filed by AIG DKR Soundshore Holdings, Ltd. ("*Soundshore Holdings*") and several other Adelphia investors alleging that Scientific-Atlanta and two of its officers committed common law fraud as to investors in Adelphia securities and conspired with Adelphia and its former management to defraud Adelphia investors. On June 14, 2005, the court denied the plaintiff's motion to remand the suit to Fulton County, Georgia Superior Court.

We became a co-defendant on June 17, 2003 in a purported securities class action pending against Charter and certain of Charter's present/former officers and directors in the U.S. District Court of the Eastern District of Missouri. Plaintiffs in these cases seek to represent a putative class of investors in Charter stock from November 8, 1999 to July 17, 2002, and allege various securities law violations by Charter and its management. The consolidated complaint further alleges that certain commercial transactions between Charter and Scientific-Atlanta relating to Charter's purchase of digital set-top boxes and a marketing support arrangement resulted in violations of the federal securities laws as to investors in Charter's securities. The consolidated complaint does not allege any impropriety as to our financial statements or statements made to our investors. Plaintiffs are seeking to recover damages in an unspecified amount. On October 12, 2004, the court granted Scientific-Atlanta's motion to dismiss. The court denied the plaintiffs' motion for reconsideration on December 20, 2004. Plaintiffs have filed an appeal with the Eighth Circuit Court of Appeals. On June 30, 2005, the court approved a settlement agreement between plaintiffs and several defendants, including Charter. The settlement does not include Scientific-Atlanta.

Class Action-Related Legal Proceedings

On July 24, 2001, a purported class action alleging violations of the federal securities laws by us and certain of our officers was filed in the U.S. District Court for the Northern District of Georgia. After July 24, 2001, several actions with similar allegations were filed. A lead plaintiff and lead counsel were selected by the court in December 2001, and a consolidated complaint was filed by the lead counsel in January 2002. The U.S. District Court for the Northern District of Georgia denied on December 23, 2002 our motion to dismiss the consolidated complaint. The District Court then certified for appeal to the Eleventh Circuit Court of Appeals an issue related to its decision on the motion to dismiss. On June 22, 2004, the Eleventh Circuit affirmed the District Court's order denying our motion to dismiss. Plaintiffs are seeking to recover damages in an unspecified amount.

Paul Thompson, a shareholder, filed a putative shareholder's derivative action purportedly on behalf of Scientific-Atlanta in the Superior Court of Gwinnett County, Georgia, against certain directors and officers of Scientific-Atlanta in April 2002, which was not served on us or the other defendants. The complaint was dismissed in June 2003, then re-filed in November 2003, and subsequently served on Scientific-Atlanta. This action is based upon substantially the same facts alleged in the securities class action litigation filed in July 2001. This plaintiff shareholder is seeking to recover damages in an unspecified amount. Scientific-Atlanta filed a motion to dismiss on March 18, 2004. The court granted Scientific-Atlanta's motion and dismissed the complaint with prejudice on November 2, 2004. Plaintiff has filed an appeal with the Georgia Court of Appeals.

On January 3, 2003, a purported class action alleging violations of the Employee Retirement Income Security Act (ERISA) was filed in the U.S. District Court for the Northern District of Georgia. The action was brought by Randolph Schaubs against Scientific-Atlanta, three of its officers, and certain directors and alleged breaches of fiduciary obligations to participants in Scientific-Atlanta's 401(k) plan, based on substantially the same factual allegations as the class action described above. On November 10, 2003, the court granted plaintiff's motion to amend the complaint to remove all ERISA and class action claims and to convert the complaint into an individual claim based on damages under the Georgia securities and fraud laws. The plaintiff seeks unspecified equitable and monetary relief. Plaintiff filed his amended complaint on November 18, 2003 and defendants filed a motion to dismiss on January 21, 2004. On August 6, 2004, the court ruled on the motion and dismissed without prejudice the directors and one officer, as well as the common law fraud claim. The court denied the remainder of the motion to dismiss.

Gemstar-Related Legal Proceedings

As previously disclosed, Scientific-Atlanta engaged in substantive discussions with Gemstar-TV Guide International, Inc. (which, along with its affiliated entities, is referred to hereafter as "Gemstar") regarding a possible settlement and cross-licensing agreement during the second and third quarters of fiscal year 2005. As a result of these discussions and others that took place during the fourth quarter of fiscal year 2005, Scientific-Atlanta and Gemstar entered into a series of agreements that provide licenses to certain intellectual property assets and facilitate product development and deployment for both companies. The companies entered into a long-term worldwide patent cross-license agreement, granting each access to the other's interactive program guide (IPG) patents. The companies also entered into a porting agreement under which Scientific-Atlanta will assist Gemstar to port the Gemstar IPGs onto the Scientific-Atlanta Explorer set-top platform.

Under these agreements, which have a term of up to nine and-a-half years, Scientific-Atlanta will pay approximately $154 million to Gemstar, and Gemstar will pay approximately $89 million to Scientific-Atlanta. The agreements resolve pending patent litigation and license Gemstar's IPG patents for future use on those Scientific-Atlanta products that are not covered by existing or future network operators' Gemstar licenses. The license agreements also provide Gemstar with a license of certain Scientific-Atlanta IPG patents and certain satellite transmission patents.

Personalized Media Communications Proceeding

On March 28, 2002, Personalized Media Communications, LLC (PMC) filed a patent infringement action against Scientific-Atlanta in the U.S. District Court for the Northern District of Georgia. PMC seeks an injunction and unspecified monetary damages. On August 5, 2002, we filed a motion to join Gemstar TV Guide International, Inc. (which, along with its affiliated entities, is referred to hereafter as "Gemstar"). The court granted that motion and Gemstar was added to the case. A Markman hearing was held in February 2004. Scientific-Atlanta entered into a settlement agreement with Gemstar on June 1, 2005. On June 6, 2005, the court entered its Markman Order and Gemstar filed a Stipulation of Dismissal informing the court of the settlement and asking the court to dismiss Gemstar's claims against Scientific-Atlanta. All of the claims asserted by PMC are in reexamination before the US Patent Office. The case is in the discovery stage. Fact discovery was recently extended until September 30, 2005.

We are a party to various other legal proceedings arising in the ordinary course of business. In management's opinion, the outcome of the proceedings discussed above and these other proceedings will not have a material adverse effect on our financial position or results of operations.

20. Off-Balance Sheet Financing

In July 1997, we entered into a long-term operating lease arrangement, which provided $36,000 to finance the construction of the initial phase of our consolidated office site in Gwinnett County, Georgia. The initial occupancy term was seven years and expired in July 2004. Lease payments equal the interest of the $36,000 at a fixed rate of 6.51 percent per annum. We purchased the buildings financed under this long-term operating lease arrangement for $36,000 at the expiration of the lease in July 2004.

The lease qualified as an operating lease under SFAS No. 13 "Accounting for Leases," as amended. The lessor was a non-bank, general-purpose corporation owned by a financial institution that has engaged in many types of transactions with parties other than Scientific-Atlanta and activities other than lease transactions. Scientific-Atlanta had no ownership interest in the lessor or the financial institution.

After the completion of the initial phase of our consolidated office site, all facility expansions were financed with existing cash balances and cash generated from operations. Scientific-Atlanta has no other off-balance sheet financing arrangements.

21. Common Stock and Related Matters

During fiscal year 2005, we purchased 1,836,600 shares of our common stock at an aggregate cost of $50,703 pursuant to a program announced in February 2003 to buy back up to 10,000,000 shares. At July 1, 2005, there were 7,604,700 shares available that may yet be purchased under this plan.

During fiscal year 2003, we purchased 8,000,000 shares of our common stock at an aggregate cost of $97,304 pursuant to a stock buyback program announced in July 2001 and 558,700 shares at an aggregate cost of $7,168 pursuant to a program announced in February 2003 to buy back up to 10,000,000 shares. No shares were purchased in fiscal year 2004.

We plan to use a portion of the shares repurchased for issuance under our employee stock option plans and other benefit plans.

The following information pertains to treasury share activity for fiscal years 2005, 2004 and 2003.

Balance at June 28, 2002	8,361,862
Treasury shares acquired	8,558,700
Restricted shares forfeited/canceled	27,752
Issuance of shares under employee benefit plans	(1,397,872)
Balance at June 27, 2003	15,550,442
Treasury shares acquired	—
Restricted shares forfeited/canceled	15,000
Issuance of shares under employee benefit plans	(3,950,488)
Balance at July 2, 2004	11,614,954
Treasury shares acquired	1,836,600
Restricted shares forfeited/canceled	—
Issuance of shares under employee benefit plans	(1,312,949)
Balance at July 1, 2005	12,138,605

We have non-qualified stock option plans to provide key employees and directors with an increased incentive to work for the success of Scientific-Atlanta. The option price for stock options is the market value at the date of grant and thus, the plans are non-compensatory. The options vest over periods ranging from three to six years and expire 10 years after the date of their respective grants.

The following information pertains to options on Scientific-Atlanta's common stock for the years ended July 1, 2005, July 2, 2004 and June 27, 2003:

	Number of Shares	Weighted-Average Exercise Price
2005		
Outstanding, beginning of year	20,764,750	$34.69
Granted	2,676,245	31.16
Expired	(229,673)	48.73
Forfeited	(191,466)	29.47
Exercised	(1,004,331)	17.51
Outstanding, end of year	22,015,525	$34.95
2004		
Outstanding, beginning of year	21,517,265	$32.26
Granted	3,415,395	33.13
Expired	(346,608)	56.09
Forfeited	(274,852)	23.38
Exercised	(3,546,450)	17.24
Outstanding, end of year	20,764,750	$34.69
2003		
Outstanding, beginning of year	19,244,032	$36.13
Granted	4,178,750	12.64
Expired	(735,680)	38.58
Forfeited	(494,950)	36.59
Exercised	(674,887)	10.92
Outstanding, end of year	21,517,265	$32.26

The following information pertains to options on Scientific-Atlanta's common stock at July 1, 2005:

	Options Outstanding		
Range of Exercise Prices	Shares	Weighted-Average Remaining Life in Years	Weighted-Average Exercise Price
$ 7.06 – $10.81	372,013	2.13	$ 8.53
$11.69 – $18.41	3,306,229	7.03	$12.55
$22.00 – $30.00	4,331,159	5.89	$22.92
$30.44 – $48.79	6,462,996	8.60	$33.39
$50.00 – $51.78	5,387,978	5.02	$51.71
$52.69 – $69.13	1,561,950	5.20	$56.37
$70.13 – $86.81	593,200	5.12	$72.44
	22,015,525	6.51	$34.95

	Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Exercise Price
$ 7.06 – $10.81	372,013	$ 8.53
$11.69 – $18.41	2,233,253	$12.52
$22.00 – $30.00	3,903,909	$22.81
$30.44 – $48.79	2,150,663	$36.03
$50.00 – $51.78	5,387,978	$51.71
$52.69 – $69.13	1,561,950	$56.37
$70.13 – $86.81	593,200	$72.44
	16,202,966	$37.48

The following information pertains to options on Scientific-Atlanta's common stock at July 2, 2004:

	Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Exercise Price
$ 7.06 – $10.97	467,615	$ 8.76
$11.25 – $18.41	1,904,672	$12.47
$22.00 – $30.00	3,655,556	$22.85
$30.44 – $48.79	1,540,838	$37.38
$50.00 – $51.78	5,499,928	$51.71
$52.69 – $69.13	1,617,400	$56.40
$70.13 – $86.81	596,700	$72.43
	15,282,709	$38.46

The following information pertains to options on Scientific-Atlanta's common stock at June 27, 2003:

	Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Exercise Price
$ 7.03 – $10.97	798,072	$ 8.82
$11.25 – $18.50	2,177,372	$12.35
$22.00 – $30.00	4,206,357	$23.00
$30.44 – $48.79	660,719	$40.53
$50.00 – $51.78	5,163,502	$51.72
$52.69 – $69.13	1,532,304	$56.35
$70.13 – $86.81	226,100	$72.90
	14,764,426	$35.72

We issue restricted stock awards, cash awards and non-qualified stock option grants to employees under long-term incentive plans and employee stock option plans. Compensation expense for restricted stock awards is recognized ratably over the vesting period. Compensation expense for restricted stock awards was $0, $186 and $413 in fiscal years 2005, 2004 and 2003, respectively. At July 1, 2005, 7,012,707 shares were reserved for future issuance under these plans. In addition, 32,504 shares were reserved for future grants under a director stock option plan at July 1, 2005.

We have an employee stock purchase plan whereby we provide certain purchase benefits for participating employees. At July 1, 2005, 1,586,594 shares were reserved for future issuance to employees under the plan.

We have a 401(k) plan whereby we match eligible employee contributions in Scientific-Atlanta stock, subject to certain limitations. Our expense to match contributions was $7,433, $7,025 and $6,869 in fiscal years 2005, 2004 and 2003, respectively. At July 1, 2005, 4,177,820 shares were reserved for future issuance under this plan.

We have stock plans for non-employee directors that provide for 500 shares of Scientific-Atlanta common stock to be granted to each director annually, which allow directors to elect to receive all or a portion of his or her quarterly compensation from us in the form of shares of Scientific-Atlanta common stock, and which also provide for a retirement award of 1,500 shares of Scientific-Atlanta common stock annually. At July 1, 2005, 944,202 shares were reserved for future issuance to non-employee directors under these plans.

At July 1, 2005, a total of 13,753,827 shares of authorized stock were reserved for future grant and/or issuance for the above purposes.

We adopted a Rights Plan effective upon expiration of our previous Shareholder Rights Plan in April 1997 and, pursuant to the Plan, declared a dividend of one Right for each outstanding share of common stock. Pursuant to the terms of the Plan, following the March 2000 two-for-one stock split, one-half of a Right is attached to each share of common stock outstanding on or issued after the date of such stock split. Each whole Right is to purchase 1/1000th share of preferred stock at an exercise price of $118. Separate Rights certificates will be distributed and the Rights will become exercisable if a person or group (i) acquires beneficial ownership of 15 percent or more of Scientific-Atlanta's common stock, (ii) makes a tender offer to acquire 15 percent or more of Scientific-Atlanta's common stock, or (iii) is determined by the Board of Directors to be an "adverse person" as defined by the Plan. If a person or a group becomes a 15 percent holder (other than by offer for all shares approved by the Board of Directors) or is determined by the Board of Directors to be an "adverse person," each Right will entitle the holder thereof, other than the acquiring shareholder or adverse person, to acquire, upon payment of the exercise price, common stock of Scientific-Atlanta having a value equal to twice the exercise price. If we engage in a merger or other business combination in which Scientific-Atlanta does not survive, and which is not approved by the Board of Directors, each Right entitles the holder to acquire common shares of the surviving company having a market value equal to twice the exercise price. Following the occurrence of any event described in either of the two preceding sentences, we are required by the Rights Plan to reserve sufficient shares of our common stock to permit the exercise in full of all outstanding Rights. At July 1, 2005, no shares of common stock were reserved for this purpose. The Rights may be redeemed by us at a price of $0.01 per Right at any time prior to 10 days after the announcement that a party acquires 15 percent or more of Scientific-Atlanta's common stock or prior to the date any person or group is determined by the Board of Directors to be an "adverse person." The Rights have no voting power and, until exercised, no dilutive effect on earnings per share. If not previously redeemed, the Rights will expire on April 13, 2007.

In connection with adoption of the Rights Plan, the Board of Directors designated 350,000 shares of Series A Junior Participating Preferred Stock from Scientific-Atlanta's 50,000,000 authorized shares of preferred stock for issuance under the Rights Plan. Upon issuance, each share of preferred stock is entitled to a quarterly dividend equal to the greater of $0.01 or 1,000 times the per share amount of all cash dividends, non-cash dividends, or other distributions, other than dividends payable in common stock, declared on Scientific-Atlanta's common stock. At July 1, 2005, there were 76,427 shares of preferred stock reserved for this purpose.

22. *Other Comprehensive Income, Net of Taxes*

Accumulated other comprehensive income consists of the following:

	2005	2004
Foreign currency translation adjustment	**$41,987**	$47,217
Accumulated derivative net losses	**(232)**	(328)
Unrealized gains on available-for-sale securities	**20**	18
Unrealized holding losses on short-term investments	**(2,450)**	(1,397)
Minimum retirement liabilities	**(9,252)**	(5,994)
	$30,073	$39,516

A summary of the components of other comprehensive income (loss) for fiscal years 2005, 2004 and 2003 is as follows:

2005	Before-Tax Amount	Income Tax	After-Tax Amount
Net foreign currency translation	$ (9,851)	$4,621	$(5,230)
Net gain on derivatives	164	(68)	96
Net change in unrealized gain on available-for-sale non-current marketable securities	4	(2)	2
Net holding loss on short-term investments	(1,645)	592	(1,053)
Net change in minimum retirement liabilities	(5,096)	1,838	(3,258)
Other comprehensive loss	$(16,424)	$6,981	$(9,443)

2004	Before-Tax Amount	Income Tax	After-Tax Amount
Net foreign currency translation	$23,143	$(5,933)	$17,210
Net loss on derivatives	(660)	257	(403)
Net change in unrealized loss on available-for-sale non-current marketable securities	(2,456)	934	(1,522)
Net holding loss on short-term investments	(2,183)	786	(1,397)
Net change in minimum retirement liabilities	6,523	(2,381)	4,142
Other comprehensive income	$24,367	$(6,337)	$18,030

2003	Before-Tax Amount	Income Tax	After-Tax Amount
Net foreign currency translation	$ 34,628	$(13,159)	$21,469
Net gain on derivatives	1,760	(669)	1,091
Net change in unrealized gain on available-for-sale non-current marketable securities	8,863	(3,368)	5,495
Net change in minimum retirement liabilities	(10,278)	3,906	(6,372)
Other comprehensive income	$ 34,973	$(13,290)	$21,683

23. *Earnings Per Share*

Basic and diluted earnings per share for the last three fiscal years were as follows:

	In Thousands		
2005	2005 Earnings	Shares	Per Share Amount
Basic earnings per common share	$210,760	152,624	$ 1.38
Effect of dilutive stock options	—	2,108	(0.02)
Diluted earnings per common share	$210,760	154,732	$ 1.36

	In Thousands		
2004	2004 Earnings	Shares	Per Share Amount
Basic earnings per common share	$218,001	152,150	$ 1.43
Effect of dilutive stock options	—	2,699	(0.02)
Diluted earnings per common share	$218,001	154,849	$ 1.41

Notes to Consolidated Financial Statements (Continued)

	In Thousands		
2003	2003 Earnings	Shares	Per Share Amount
Basic earnings per common share	$100,345	152,602	$ 0.66
Effect of dilutive stock options	—	893	(0.01)
Diluted earnings per common share	$100,345	153,495	$ 0.65

The following information pertains to options to purchase shares of common stock which were not included in the computation of diluted earnings per common share because the option's exercise price was greater than the average market price of the common shares and inclusion of the options in the earnings per share calculation would have been anti-dilutive:

	2005	2004	2003
Number of options outstanding	**12,343,065**	9,487,986	15,930,759
Weighted-average exercise price	**$46.63**	$51.36	$40.09

Scientific-Atlanta, Inc. and Subsidiaries
Schedule II — Valuation and Qualifying Accounts
For Each of the Three Years in the Period Ended July 1, 2005
(In Thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at beginning of period	Charged to costs or expenses	Charged to other accounts	Deductions	Balance at end of Period
Deducted on the balance sheet from asset to which it applies:					
July 1, 2005 — Allowance for doubtful accounts	$ 3,102	$ 7	$ 40	$ (111)(a)	$ 3,038
July 2, 2004 — Allowance for doubtful accounts	$ 3,260	$ 33	$ 75	$ (266)(a)	$ 3,102
June 27, 2003 — Allowance for doubtful accounts	$ 5,723	$ 703	$ —	$ (3,166)(a)	$ 3,260
July 1, 2005 — Restructuring reserves	$ 1,324	$ (291)(b)	$	$ (1,033)(c)	$ —
July 2, 2004 — Restructuring reserves	$ 3,532	$ 1,325(b)	$ —	$ (3,533)(c)	$ 1,324
June 27, 2003 — Restructuring reserves	$ 9,755	$17,446(b)	$ —	$(23,669)(c)	$ 3,532
July 1, 2005 — Deferred tax asset allowances	$30,505	$ —	$(24,069)(d)	$ (3,876)(e)	$ 2,560
July 2, 2004 — Deferred tax asset allowances	$33,446	$ —	$ 5,784(f)	$ (8,725)(g)	$30,505
June 27, 2003 — Deferred tax asset allowances	$30,068	$ 567(h)	$ 2,816(f)	$ (5)	$33,446

Notes:

(a) Amounts represent uncollectible accounts written off.

(b) Scientific-Atlanta recorded restructuring charges of $17,446 in fiscal year 2003, which included $13,072 for severance, $1,668 for assets abandoned, $1,296 for expenses related to contractual obligations under canceled leases and $1,410 of miscellaneous expenses related primarily to relocating operations.

(c) Utilization of restructuring reserve.

(d) Includes $13,018 reversal of valuation allowances on deferred tax assets from the acquisition of BarcoNet and $11,051 reversal of valuation allowances for state tax credit carryforwards.

(e) Primarily reversal of valuation allowances on post-acquisition deferred taxes of BarcoNet and on state net operating losses and credit carryforwards.

(f) Exchange rate fluctuations and various other adjustments.

(g) Primarily reversal of valuation allowances on deferred tax assets from the acquisition of BarcoNet.

(h) Valuation allowances on deferred tax assets for temporary differences, net operating losses and tax credit carryforwards to reflect their net realizable value.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scientific-Atlanta, Inc.
(Registrant)

August 26, 2005	By: /s/ JAMES F. MCDONALD
Date	James F. McDonald Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ JAMES F. MCDONALD	August 26, 2005
James F. McDonald Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	Date
/s/ JULIAN W. EIDSON	August 26, 2005
Julian W. Eidson Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	Date
/s/ STEVEN D. BOYD	August 26, 2005
Steven D. Boyd Vice President and Controller (Principal Accounting Officer)	Date
/s/ MARION H. ANTONINI	August 26, 2005
Marion H. Antonini, Director	Date
/s/ JAMES I. CASH	August 26, 2005
James I. Cash, Director	Date
/s/ DAVID W. DORMAN	August 26, 2005
David W. Dorman, Director	Date
/s/ WILLIAM E. KASSLING	August 26, 2005
William E. Kassling, Director	Date
/s/ MYLLE H. MANGUM	August 26, 2005
Mylle H. Mangum, Director	Date

/s/ TERENCE F. MCGUIRK	August 26, 2005
Terence F. McGuirk, Director	Date
/s/ DAVID J. MCLAUGHLIN	August 26, 2005
David J. McLaughlin, Director	Date
/s/ JAMES V. NAPIER	August 26, 2005
James V. Napier, Director	Date
/s/ SAM NUNN	August 26, 2005
Sam Nunn, Director	Date

EXHIBIT 21

SIGNIFICANT SUBSIDIARIES OF SCIENTIFIC-ATLANTA

Name	Jurisdiction of Organization	Names Under which Subsidiary Does Business
SAMMEX, L.P.	Texas	SAMMEX, L.P.
Scientific-Atlanta Financial Enterprises, L.L.C.	Georgia	Scientific-Atlanta Financial Enterprises, L.L.C.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements of Scientific-Atlanta, Inc. listed below of our reports dated August 24, 2005, with respect to the consolidated financial statements and schedule of Scientific-Atlanta, Inc., Scientific-Atlanta, Inc. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Scientific-Atlanta, Inc., included in this Annual Report (Form 10-K) for the year ended July 1, 2005.

1. Registration Statements on Form S-8 covering the Scientific-Atlanta, Inc. 1978 Non-Qualified Stock Option Plan for Key Employees, as amended (File Nos. 2-72029, 33-5623, 33-20858, and 33-36926);
2. Registration Statements on Form S-8 covering the Scientific-Atlanta, Inc. 1981 Incentive Stock Option Plan (File Nos. 2-99889 and 33-781);
3. Registration Statements on Form S-8 covering the Scientific-Atlanta, Inc. Non-Employee Directors Stock Option Plan (File Nos. 33-35313 and 33-54696);
4. Registration Statements on Form S-8 covering the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan (File Nos. 33-69827, 333-64971 and 333-50066);
5. Registration Statement on Form S-8 covering the Scientific-Atlanta, Inc. 1992 Employee Stock Option Plan (File No. 33-69218);
6. Registration Statement on Form S-8 covering the Scientific-Atlanta, Inc. 1993 Restricted Stock Awards (File No. 33-52135);
7. Registration Statements on Form S-8 covering the 1994 Long-Term Incentive Plan of Scientific-Atlanta, Inc. (File Nos. 33-56449, 333-67932, 333-117103 and 333-67931);
8. Registration Statements on Form S-8 covering the Scientific-Atlanta, Inc. Stock Plan for Non-Employee Directors (File Nos. 33-64065 and 333-40217);
9. Registration Statements on Form S-8 covering the 1996 Employee Stock Option Plan (File Nos. 333-18893, 333-67471, 333-31968 and 333-56942);
10. Registration Statements on Form S-8 covering the Non-Qualified Stock Option Agreement with Employee (File Nos. 333-18891, 333-23083 and 33-52417);
11. Registration Statement on Form S-8 covering the 1998 Employee Stock Purchase Plan (File No. 333-62883);
12. Registration Statement on Form S-8 covering the 2003 Long-Term Incentive Plan of Scientific-Atlanta, Inc. (File No. 333-112753); and
13. Registration Statement on Form S-8 covering the Deferred Compensation Plan for Non-Employee Directors (File No. 333-50074).

Ernst & Young LLP

Atlanta, Georgia
August 24, 2005

EXHIBIT 31.1

CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, James F. McDonald, the Chief Executive Officer of Scientific-Atlanta, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Scientific-Atlanta, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2005

/s/ JAMES F. MCDONALD

Name: James F. McDonald
Title: Chairman of the Board, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT

I, Julian W. Eidson, the Chief Financial Officer of Scientific-Atlanta, Inc., certify that:

1. I have reviewed this annual report on Form 10-K of Scientific-Atlanta, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions);
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 26, 2005

/s/ JULIAN W. EIDSON

Name: Julian W. Eidson
Title: Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT 32.1

**CERTIFICATIONS OF CHIEF EXECUTIVE OFFICER
PURSUANT TO SECTION 906 OF THE
SARBANES-OXLEY ACT**

In connection with the Annual Report on Form 10-K for the period ended July 1, 2005 (the "Report") filed by Scientific-Atlanta, Inc. (the "Company") with the Securities and Exchange Commission, I, James F. McDonald, the Chief Executive Officer of the Company, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) hereby certify that to the best of my knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ JAMES F. MCDONALD

Name: James F. McDonald
Date: August 26, 2005

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Scientific-Atlanta for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 32.2

CERTIFICATIONS OF CHIEF FINANCIAL OFFICER PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT

In connection with the Annual Report on Form 10-K for the period ended July 1, 2005 (the "Report") filed by Scientific-Atlanta, Inc. (the "Company") with the Securities and Exchange Commission, I, Julian W. Eidson, the Chief Financial Officer of the Company, pursuant to Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350) hereby certify that to the best of my knowledge:

- the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
- the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ JULIAN W. EIDSON

Name: Julian W. Eidson
Date: August 26, 2005

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by Scientific-Atlanta for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

EXHIBIT 99.1

CAUTIONARY STATEMENTS

General

From time to time, Scientific-Atlanta may publish, verbally or in written form, forward-looking statements relating to such matters as anticipated financial or operational performance, business prospects, technological developments, new products, research and development activities and similar matters. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. These Cautionary Statements are being made pursuant to the provisions of the Private Securities Litigation Reform Act and with the intention of obtaining the benefits of the "safe harbor" provisions of the Act.

This Form 10-K (or any other periodic reporting documents required by the Exchange Act) may contain forward-looking statements reflecting our current views concerning potential future events or developments. The words "may," "will," "should," "could," "continue," "future," "potential," "believe," "expect," "anticipate," "project," "plan," "intend," "seek," "estimate," "predict" and similar expressions identify forward-looking statements. We caution investors that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. We describe in more detail below the risks and uncertainties which may affect the operations, performance, development and results of our business. We caution readers not to place undue reliance on any such forward-looking statement, which speak only as of the date the statement was made.

Dependence on Principal Product Line. Sales of Explorer digital set-tops accounted for 63 percent, 62 percent and 56 percent of total sales in fiscal years 2005, 2004, and 2003, respectively. There were no other product group sales which accounted for more than 10 percent of total sales in fiscal years 2005, 2004 and 2003. During fiscal year 2005, we shipped a total of 4.2 million Explorer digital set-tops, up from 3.9 million shipped the prior year. At July 1, 2005, backlog contained orders for approximately 1.1 million Explorer digital set-tops. We expect that sales of our Explorer set-tops will continue to account for a significant portion of our revenues for the foreseeable future. As a result, our financial performance will continue to depend in significant part on:

- whether there will be continued market acceptance of the Explorer digital set-top, including high-end set-tops with digital video recorder and/or high-definition television capabilities,
- the development and timing of the introduction of hardware features and/or software applications for the Explorer network,
- the average selling price for Explorer digital set-tops,
- the gross margins on our digital set-top products, and
- our ability to continue to design cost-reduced Explorer set-tops.

Our sales are affected by the average selling prices for Explorer digital set-tops. The Explorer 8000™ digital set-tops (which contain integrated hard drives and a single user interface for digital video recording capabilities) and high-definition television set-tops currently sell for significantly higher average selling prices than the average sales prices for our earlier generation set-top models. The selling prices of digital set-top models declined on average by approximately eleven percent during fiscal year 2005 as compared to fiscal year 2004. We are currently designing and introducing high-end Explorer set-tops with new features, such as the Explorer set-top with a DVD burner. However, there can be no assurance that a high-end Explorer set-top with new features will sell for a significantly higher price than our earlier generation set-top models, and there is no assurance that we will be able to continue to introduce new features to the Explorer digital set-top that the market would accept at a significantly higher price.

Although (1) the price of individual models of digital set-tops may decline in the future and (2) the selling prices of our digital set-top models may decline on average, the combined average selling prices of digital set-tops in any one quarter will vary based on the mix of models sold during the period. For example, as a result of the shift to a higher mix of Explorer 8000 and high-definition set-tops during fiscal year 2005, the combined average selling prices of all digital set-tops shipped increased by more than 6 percent over fiscal year 2004, which also contributed to the increase in subscriber product sales. As a result, the mix of models of Explorer set-tops sold during a fiscal period, which we cannot predict, can affect our sales for that fiscal period.

Our results of operations are affected by the gross margins on Explorer digital set-tops. Gross margins on newly introduced products are typically lower than the average margins for our products. We continue to attempt to improve gross margins on our digital set-top products through cost reductions from product design, procurement and manufacturing. Currently, margins on set-tops with DVR functionality approximate the average margin of our other digital set-tops. However, the introduction of new features with respect to the Explorer digital set-top, such as an Explorer set-top with a DVD burner, may affect our ability to improve gross margins on these digital set-top models in the future. As a result, the mix of models of Explorer set-tops sold during the quarter, which we cannot predict, can affect our results of operations for that quarter.

Our sales and results of operations for a fiscal period may also be affected by our product mix generally. For example, the year-to-year increase in sales of subscriber products during fiscal year 2005 was partly due to higher sales of cable modems, which have a lower gross margin that the company average margin. Sales of cable modems totaled 2.4 million units, an increase from 1.3 millions units shipped the previous year. The mix of business, such as third party product sales or higher content of service in contracts, might also affect our results of operations.

Dependence on Key Customers. Although the domestic cable television industry is comprised of thousands of cable systems, a small number of MSOs own a large portion of the cable television systems and account for a significant portion of the capital expenditures made by cable television system operators. Historically, a significant majority of our sales have been to relatively few customers, who have served North American markets. A failure to maintain our relationships with customers that make significant purchases of our products and services could harm our business and results of operations. A decline in revenue from one of our key customers or the loss of a key customer could have a material adverse effect on our business and results of operations.

Customers that accounted for 10 percent or more of our total sales in fiscal years 2005, 2004, or 2003 were as follows:

	2005	**2004**	**2003**
Time Warner Inc.	**21%**	19%	21%
Cablevision Systems	**13%**	15%	19%
Comcast Corporation	**8%**	11%	11%
All other customers	**58%**	55%	49%
Total	**100%**	100%	100%

The fiscal year 2003 percentage for Time Warner in the above table has been adjusted to reflect the deconsolidation by Time Warner of a partnership in a cable television operator. Accounts receivable at July 1, 2005 included $38.2 million from customers who accounted for 10 percent or more of our total sales in fiscal year 2005. International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively.

Uncertainties Related to Customers. We believe that the competition between cable companies, telephone companies (telcos) and others are creating opportunities for new services as the convergence of computing, communications and entertainment technologies continues in the markets our customers operate in. In recent years, some telcos have announced major video distribution initiatives. Although, the emergence of advanced digital video offerings by worldwide telcos creates a significant additional market opportunity for our products and services, there can be no assurance that the companies that have announced major video distribution initiatives will implement a successful video strategy or complete these projects. In addition, our products are a part of these complex systems, and the implementation of the telco video distribution initiatives is dependent on the technologies of multiple third parties, over which we have no control. As a result, there also can be no assurance that the telcos will implement their video distribution initiatives within the schedules as originally announced, which could affect the timing of sales to those customers.

There has been a trend toward consolidation in the North American cable television industry. Comcast completed its combination with AT&T Broadband during November 2002. In April 2005, Time Warner and Comcast reached an agreement to acquire certain assets of Adelphia. We believe that the restructuring of the cable television industry, including industry consolidation and possibly spin offs by large MSOs of their cable operations, may continue as companies attempt to operate in an evolving industry. Industry restructuring may result in a delay in capital spending by our customers and could adversely affect our sales and results of operation.

We have also made significant sales to customers outside the United States. International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively. As a result, our future sales and results of operations could be affected by our ability to develop technology acceptable to our international customers. These future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country's or region's political conditions or changes, weakness in economic conditions, trade protection measures and other global trade policies, our ability to satisfactorily comply with cross border controls, customs and other import and export legal requirements, and changes in other regulatory requirements.

Rapid Changes in Technology and New Product Introductions. We market and sell products and services which enable our customers to provide entertainment, information, and communications services primarily to consumers. We provide our customers with design, construction, implementation and system integration services, incorporating products and software of our own design and manufacture and those from other companies, which enables our customers to offer content and services to end-users. These complex, end-to-end systems are comprised of equipment and software that resides at the content originator's facility, at the system operator's headend (or "central office"), in the outside transmission plant (whether underground or above ground), and in the homes and/or businesses of consumers, including customer premise network devices, services and applications, software, systems and networks, and integration services.

The markets for our products are characterized by rapidly changing technology, evolving industry standards, frequent new product introductions and evolving methods of building and operating networks. We conduct an active research and development program to develop new products and systems and to add significant new features to existing products and systems. In fiscal years 2005, 2004 and 2003, our research and development expenses were $163,543,000, $149,233,000 and $146,596,000, respectively. Expenditures in the last three fiscal years were principally for the development and integration of features, products and systems for our interactive broadband networks, including software and hardware development and integration related to our digital set-top and digital network products, and optoelectronic products, which include our Internet Protocol (IP)-based transport systems, PowerVu® products and BarcoNet products.

Our future operating results may be adversely affected if we are unable to continue to develop, manufacture and market innovative products and services that meet customer requirements for performance and reliability on a timely basis. The process of developing our new, high technology products is inherently complex and uncertain. In addition, our products are becoming increasingly complex at the device and system level due to rapid advances in technology. The success of our existing and future products is dependent on several factors, including proper product definition, acceptable product cost, timely completion and introduction of new products, differentiation of new products from those of our competitors and market acceptance of these products. If our products are not updated to incorporate in a timely manner the latest technology to service providers, our products may become noncompetitive with respect to price and/or features, and our sales and results of operations may be adversely affected. These technologies may include:

- frequent silicon chip innovations,
- MPEG4 requirements,
- disk drive improvements,
- DVD drive capabilities,
- advanced encoding and signal processing,
- bandwidth enhancements and efficiency developments,
- IPTV capabilities and solutions,
- switched digital broadcast capabilities,
- Next Generation Network Architecture specifications,
- changes for our international customers,
- rapid technology advancement in the fiber optics transport industry, and
- other software enhancements, features and capabilities.

We have in the past experienced delays in product development and introduction, and there can be no assurance that we will not experience further delays in connection with our current product development or future development activities. Delays in development, testing, manufacture and/or deployment of new products, including but not limited to new digital set-top products, encoder products and our Digital Content Manager product, could adversely affect our sales and results of operations. In addition, there can be no assurance that we will successfully identify new product opportunities, develop and bring new products to market in a timely manner and achieve market acceptance of our products, or that products and technologies developed by others will not render our products or technologies obsolete or noncompetitive.

Uncertainties Related to Our Markets. There are currently two fundamental changes in the way end-user consumers watch television. Those two changes are the shift from analog television to high-definition television, and the shift from broadcast programming to on-demand programming. Our success is dependent upon the acceptance of (1) network-based services, such as digital cable, high-definition television services, video-on-demand, voice over IP and/or IP television; and (2) device-based features, such as digital video recorders, by end-user consumers, and purchases by our customers of our products and services to satisfy such consumer demand. High-definition television and digital video recording (DVR) continue to be the trends that drive our subscriber business. During fiscal year 2005, 1.9 million Explorer 8000 set-tops were shipped, including 906 thousand Explorer 8000 high-definition set-tops. In addition, during fiscal year 2005, we shipped a total of 529 thousand non-DVR high-definition set-tops. Digital cable and high-speed data services have a significant impact on our business. Our sales and results of operations could be materially adversely affected by the failure of these services or our products to:

- help our customers effectively compete against other service providers, such as direct broadcast satellite (DBS) service providers, wireless television providers and providers of substitute DSL products;
- appeal to enough end-user consumers;
- be available at prices consumers are willing to pay;
- function as expected; or
- be delivered in a timely fashion by our cable operator customers to consumers.

The sale of these products and services is an evolving business, and therefore there are many characteristics of this business that are not yet fully known by us. These characteristics include:

- the extent to which demand for our products and services will be variable,
- sensitivity to the economy,
- consumer demand for various types of interactive applications,
- the proper pricing levels and models for various applications,
- the level of penetration of digital services into the subscriber base,
- the number of digital set-tops per household,
- the customer churn rate to be expected,
- the extent to which digital cable interactive services will successfully compete against DBS service providers,
- rapid changes in technology that create opportunities for us to innovate and for our customers to provide new services to customers, and
- international demand for the products.

Sales and Implementation Cycles for Our Solutions can be Lengthy. Our products are part of complex systems, and the sales cycles for these products can be lengthy. The sales and implementation process may involve a significant technical evaluation and commitment of capital and other resources by our customers. The sale and implementation of our products may be subject to delays due to our customers' internal procedures for approving large capital expenditures and deploying new technologies. At times, our customers will require testing of our products by their test laboratories prior to acceptance of our products. In addition, as we introduce an increasing number of new products, in part due to rapidly changing technology, the testing resources of our customers may be constrained, and this may impact the timing of the acceptance of our products by our customers.

One of our set-top products has been deployed by some customers in Japan; however, we have not completed the acceptance process with one customer. During the fourth quarter of fiscal year 2005, we, due to the age of the backlog for this order, de-booked $53,475,000 of backlog related to that Japanese customer. Scientific-Atlanta is working with this Japanese customer on a plan to meet its product requirements. However, we are unable to control many factors that will influence whether our products will meet its product requirements, and these factors may have a material adverse effect on our business and results of operations. If we are unable to meet its product requirements, we may incur additional costs to rework these set-tops in order to sell them to other customers and/or incur charges to reduce the carrying value of the set-tops to net realizable value.

Ability to Broaden Our Customer Base for Our Technology. Our future financial performance will depend in significant part on our ability to broaden our customer base. Advances in technology and our innovative solutions are allowing us to address opportunities to broaden our customer base for our digital set-top products. We have launched our "overlay" technology in a number of Time Warner systems. As we broaden our customer base and introduce new hardware features and/or software applications for the Explorer network, we may incur additional research and development and other expenses that are not incurred in the same period as the revenue they may ultimately generate. These expenses could adversely affect our financial condition and results of operations.

Reliance on Suppliers. Our growth and ability to meet customer demands depend in part on the following factors, which may affect the operations, performance, development and results of our business:

- our ability to obtain timely deliveries of parts from our suppliers;
- the pricing and availability of equipment, materials and inventories;

- performance issues with key suppliers and subcontractors; and
- financial condition of suppliers.

From time to time, we could experience shortages of certain electronic components from our suppliers, and these shortages may have a material effect on our operations. Certain of the components contained in our products are custom components, such as silicon semiconductor products and lasers that can be supplied only by a sole vendor that may concentrate the manufacture of such component in only one location. A reduction, delay or interruption in supply or a significant change in price of one or more of these components could adversely affect our business, operating results and financial condition. In addition, improvements in our results of operations are, in part, dependent on our ability to maximize material costs savings in order to outpace set-top price reductions.

Suppliers that are significant to our business include vendors who provide us with parts that are critical to delivery of our principal products and vendors who provide us with material amounts of supplies. Significant suppliers include the following:

- STMicroelectronics, Intel Corporation, Advanced Micro Devices, Analog Devices, Inc., Broadcom Corporation and Texas Instruments Inc. are our primary suppliers of a variety of semiconductor products (including ASICs), which are used as components in an array of products, including set-tops;
- Microtune is our primary supplier of silicon tuners for our subscriber products;
- Anadigics, Inc. is a provider of CATV integrated circuits for use in our RF distribution products;
- Infineon Technologies North America Corporation is the sole provider of the QPSK receiver device for certain of our Explorer models;
- JDS Uniphase and Emcore Corporation are our primary suppliers of optical transmitters;
- Microcast, Inc. and Shanghai Skyrock Industry are our primary suppliers of die-castings for our RF distribution products;
- Philips Semiconductors B.V. and Freescale Semiconductor, Inc. are our primary providers of cable television hybrids for use in our RF distribution products and subscriber products;
- Askey Corporation and ASUSTek Computer, Inc. are our suppliers of cable modem products;
- Maxtor Corporation and Western Digital Corporation are our providers of hard drives;
- Matsushita Electronics Components Corporation of America and its affiliates are our primary suppliers of "canned" tuners and RF modulators for subscriber products; and
- Cablevision Electronics Co., Ltd. and Zinwell Corporation are our primary suppliers of taps, and we also are part of a joint venture in Shanghai, China that provides us with taps. During the first quarter of fiscal year 2006, we acquired all of the interests of the other partners in the Shanghai joint venture.

Concentration of Manufacturing. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. Currently more than 95 percent of our in-house manufacturing is being performed in our Juarez facility. At full operation, the Juarez factory has the capability to run three shifts during the week and additional weekend shifts, if needed. During fiscal year 2005, we ran a third shift and weekend shifts on certain products to satisfy product demand and to meet production schedules. Due to our concentration of manufacturing in Juarez, we have considered appropriate business continuity and disaster recovery plans. However, we are unable to predict the impact on our results of operations, which may be materially adverse, of any type of disaster at this facility.

We manufacture nearly all of our Explorer set-top boxes at the Juarez facility, and as we shift our product mix to higher end set-tops, such as the digital video recorders and high-definition television models, vertically integrate components and use finer-pitch placement technologies, we have upgraded and may continue to upgrade equipment at this facility. Additionally, as this mix shift occurs our overall capacity has been and may continue to be impacted. For example, as of July 1, 2005, using the current mix of products and current manufacturing configuration during the fourth quarter of fiscal year 2005, the Juarez facility capacity was approximately 1.2 million Explorer set-top units per quarter. We are currently expanding Explorer capacity and continuing to improve manufacturing efficiencies. With these changes, we could increase this capacity by approximately 10 percent. We are unable to predict our set-top product mix and our ability to increase capacity in both amount of the increase and timing of the increase. Additionally, improvements in our results of operations are, in part, dependent on our ability to minimize conversion costs in order to outpace set-top price reductions.

International. The economic and other conditions in various geographic regions have impacted and are expected to continue to impact our sales and results of operations as follows:

- We have made significant sales to customers outside the United States. International sales were 23 percent of total sales in fiscal year 2005 as compared to 20 percent and 22 percent of such sales in fiscal years 2004 and 2003, respectively.
- We have and will continue to have significant international operations. Our key manufacturing facilities are located in Juarez, Mexico and Kortrijk, Belgium. We now perform greater than 95 percent of our in-house manufacturing in our Juarez, Mexico facility. Additionally, our business and results of operations may be affected by foreign currency fluctuations in the Euro and the Peso.
- A majority of the parts and products that we obtain from outside suppliers are obtained from suppliers in the Asia-Pacific region.

As a result, our future sales and results of operations could be adversely affected by a variety of political, economic and other factors in various geographic regions, including foreign currency fluctuations, changes in a specific country's or region's political conditions or changes or continued weakness in economic conditions, trade protection measures, import or export licensing requirements or policies, global trade policies, the overlap of different tax structures, unexpected changes in regulatory requirements, health epidemics and earthquakes. In addition, our business and results of operations could be affected by our ability to satisfactorily comply with cross border controls, customs and other import and export legal requirements.

Intellectual Property. We generally rely upon patent, copyright, trademark and trade secret laws to establish and maintain our proprietary rights in our technology and products. However, there can be no assurance that any of our proprietary rights will provide significant competitive advantage or will not be challenged, invalidated or circumvented. Other companies are filing and have filed patents with respect to digital video technology, including DVR technology, and these third parties may claim that the technology in our set-top boxes infringes their intellectual property rights. We diligently review the technology in our products to minimize exposure due to intellectual property infringement, but there can be no assurance that third parties will not claim that we have infringed their intellectual property. Third parties have claimed, and may claim in the future, that we have infringed their existing or future, intellectual property rights. Regardless of merit, any claims could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could seriously harm our business, financial condition, and results of operations. There can be no assurance that any required royalty or licensing agreements would be available, or available on terms acceptable to us. Additionally, there can be no assurance that we will prevail in any intellectual property infringement litigation given the complex technical issues and inherent uncertainties in litigation. In the event an intellectual property claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business, financial condition, and results of operations could be seriously harmed. Even if we prevailed in litigation, the expense of litigation could be significant and could seriously harm our business, financial condition, and results of operations.

Bookings Tend to be Highly Variable. Bookings are orders received by Scientific-Atlanta that are eligible for inclusion in backlog. In general, Scientific-Atlanta's policy is to place in its backlog firm orders for product scheduled for shipment within six months from the end of the reported quarter. Our bookings and sales, and consequently backlog, are affected by uncertainties relating to plans and commitments of our major customers, and changes in order patterns of our major customers. Bookings from our major customers generally tend to be highly variable within a quarter, and they often vary considerably from one quarter to the next. Historically, many of our major customers establish their budgets on a calendar year basis and until they set those budgets they tend to hold orders. As a result, we believe that short-term measurements of new order activity are often less useful than longer-term measurements that span several quarters. Also, a significant decline in backlog may adversely affect our sales and results of operations. In addition, although we have established controls for a highly variable business environment, due to the reasons described above, we are unable to predict with any certainty the timing of bookings or sales or the level of backlog.

Dependence on the General Business and Economic Condition of the Cable Television Industry and Cable Television Capital Spending. The majority of our revenues come from sales of systems and equipment to the cable television industry. Demand for these products depends primarily on capital spending by cable television system operators for constructing, rebuilding or upgrading their systems and/or providing new subscriber services. There can be no assurance that cable television capital spending will increase from historical levels, that existing levels of cable television capital spending will be maintained, or that cable operators will allocate their limited capital spending to uses that are of the greatest benefit to Scientific-Atlanta. The amount of capital spending in the cable television industry, and, therefore, our sales and profitability, have been, and in the future may be, affected by a variety of factors, including:

- the financial condition of domestic and international cable television system operators and distributors, and their access to financing, which may be adversely affected by increases in interest rates,
- declines in capital spending by our customers if credit markets tighten and customer credit ratings are lowered,
- delays in capital spending due to cable system consolidation or restructuring of the cable television industry,
- technological developments that impact the deployment of equipment, and
- new legislation and regulations, or regulatory uncertainties, affecting the equipment used by cable television system operators and their customers, such as uncertainties related to government regulation of basic cable or equipment rates or other terms of "digital must-carry," "forced access," "plug and play," common carrier and other requirements of the FCC and other regulatory bodies.

In addition, the amount of capital spending in the cable television industry and our financial performance may be affected by the ability of cable television system operators to compete against telephone companies offering video programming, direct broadcast satellite service providers offering digital video recorder capabilities, wireless television providers and providers of high-speed data transmission. Telephone companies may have significantly greater resources, financial and otherwise, than cable television system operators.

Dependence on Financial Stability of Customers and Distributors. Several of our customers, distributors and potential customers have encountered significant financial difficulties that have affected their ability to pay for product that has shipped, take delivery of orders they have previously placed or raise additional capital to fund the purchase of equipment and services. Certain of our MSO customers also have had significant amounts of debt. Customers with significant debt levels may have difficulty obtaining financing to fund planned capital expenditures. The difficulty of our customers to obtain such financing could have an adverse effect on our sales to these customers, which sales we are not able to predict. In addition, MSOs had been measured historically by the investment community on earnings before interest, taxes, depreciation and amortization (EBITDA). More recently, we believe the focus has shifted toward the point at which the MSOs will produce positive free cash flow, which is generally defined as EBITDA reduced by capital expenditures, interest and dividends. MSOs may reduce their capital spending and existing debt to improve free cash flow. Declines in capital spending by our customers may adversely affect our sales, which sales we are not able to predict.

Competition. As our market has expanded to include new elements of worldwide entertainment, information and communications opportunities, we are faced with increased competition within those markets. Accordingly, our products compete with those of a substantial number of companies worldwide.

Our digital set-tops, data and voice modems, digital headends, and related software products compete with products from a number of companies. These include:

- Companies that develop and sell substitute products that are distributed by direct broadcast satellite (DBS) and telephone companies through a variety of channels, including retail channels. These products may be subsidized by DBS or telephone companies, and they may be sold together with services that are not available from our customers. Although these products are not directly competitive with respect to sales of our products to our customers, these substitute products are competitive with our customers' video services and products, and affect the end-user consumer demand for our products.
- Companies that develop and sell products entirely of their own design and companies that license technology from us. It is possible that some of these directly competitive products could be sold through retail channels, and thus we may be subject to competition from a variety of companies with retail brands that are more familiar to consumers than ours. These competitors may include companies in the personal computer and consumer electronics industries.

Our data and voice modem products compete with products from a large number of companies. Additionally, because our cable MSO customers face competition from system operators offering data services via Digital Subscriber Lines (DSL) and voice services via traditional twisted-pair copper telephony, companies manufacturing those products indirectly compete with our products.

Our products that are used by operators to process and transmit entertainment, information, and communications over their networks compete with products from a number of companies. These products increasingly conform to standards widely adopted in the information technology and telecommunications industries and, as a result, new competitors may enter the markets for these products.

Other companies may have developed an alternative method of providing conditional access on cable networks that proposes to encrypt only a portion of digital video stream. If this alternative conditional access method proves to be technologically and commercially feasible, it may be adopted by our customers. Additionally, one of our customers has secured the right to directly license conditional access technology to other companies that may offer products which compete with ours.

In addition, certain regulatory issues may affect the competitive environment. These issues include:

- The FCC has mandated that digital tuners be incorporated into all television sets greater than 13 inches and all television receiving equipment such as VCRs and DVD players by July 1, 2007. Digital tuners were mandated for 50 percent of a manufacturer's televisions greater than 36 inches starting July 1, 2004, and 100 percent of televisions greater than 36 inches starting July 1, 2005. Fifty percent of a manufacturer's televisions between 24 and 35 inches must include digital tuners starting July 1, 2005, with 100 percent including such tuners effective March 1, 2006. Thus, televisions manufacturers are already integrating into their products some of the technology that also is available in our set-top products, and will be integrating such technology into most of their products by July 1, 2007
- On October 9, 2003, the FCC released rules for digital "plug and play" cable compatibility. The new rules generally follow, with some modification, the technical, labeling and encoding rules originally set forth in a December 19, 2002 Memorandum of Understanding (MOU) between various cable television and consumer electronics companies. The MOU contained both voluntary and inter-industry agreements

and a package of regulatory proposals. The rules permit consumer electronics companies to manufacture television sets or other consumer electronics products with "plug and play" functionality for one-way digital cable services, including typical cable programming as well as premium services. Consumers with such television sets will need to obtain a security card also known as a CableCARD to be inserted in the television set in order to receive such cable services. In accordance with the FCC rules, we made available CableCARDs compatible with our Explorer set-top products and our PowerKey encryption and conditional access system before July 1, 2004.

- Related to the FCC "plug and play" rules, companies in a variety of businesses, including cable television, direct broadcast satellite, television and movie production, consumer electronics, retail, software products, and communications technology products, have held a series of meetings with the objective of establishing a standard for a two-way CableCARD. Such a device would enable consumers with compatible television sets or other consumer electronics products to receive services requiring two-way communications, such as video-on-demand, subscription video-on-demand, and free on-demand services without a set-top. Consumers with such television sets would need to obtain a two-way CableCARD to be inserted in the television set or other consumer electronics equipment in order to receive such cable services. At this time, the FCC has not established a completion date for this effort, though it has mandated that various cable companies file reports with the FCC commencing August 1, 2005 and every ninety days thereafter, detailing CableCARD deployment and support thereof. The FCC further mandated that the National Cable Telecommunications Association (NCTA) and the Consumer Electronics Association (CEA) file reports commencing August 1, 2005 and every sixty days thereafter on the progress of agreement on two-way plug and play and a software-based conditional access agreement.
- As it relates to the navigation device market, the FCC extended the date for the phase-out of integrated set-top boxes until July 1, 2007. This phase-out requires cable operators to separate the security and non-security functions in the devices they provide on a leased or sale basis. However, the FCC has also required the cable operators to report to the FCC, no later than December 1, 2005 regarding the feasibility of a downloadable security solution. In addition, the NCTA and CEA are required to file joint status reports and hold joint status meetings with the Commission on or before August 1, 2005 and every 60 days thereafter on progress in bi-directional talks and a software-based conditional access agreement. The FCC has determined that to the extent a downloadable security or similar software-oriented solution provides for common reliance on an identical security technology and conditional access interface, it would not require the physical separation of the security element. Thus, consumer electronics manufacturers may produce products that would enable consumers to receive video services via this downloadable security.

In each of these current and future competitive scenarios, some of our competitors have significantly greater resources, financial and otherwise, than we do. We believe that our ability to compete in the industry has resulted from our marketing strategies, engineering skills, product features, product performance, ability to provide post-purchase services, ability to provide quality products at competitive prices, and broad coverage of the market by our sales personnel and the alternate channels of distribution we utilize.

Reliance on Employees. It may be difficult for us to recruit and retain the types of highly skilled employees that are necessary to remain competitive. Competition for key technical and engineering personnel in our industry is common. We believe that our future success depends in large part on our continued ability to hire, assimilate and retain qualified employees at all levels.

Compromise of Signal Security. Our MSO customers rely on our conditional access system to protect content they transport through our subscriber network and media networks systems. If the security of either system were compromised, we may be required to implement system countermeasures that may include distribution of equipment to prevent such compromise, which could have a material adverse effect on our results of operations.

Acquisitions. Our industry is highly competitive, and as such, our growth is dependent upon market growth and our ability to enhance our existing products and services. Accordingly, one of the ways we may address the need to enhance products and services is through acquisitions of other companies, but future acquisitions may involve numerous risks, including the following: difficulties in integration of the operations, technologies and products of the acquired companies; the risk of diverting management's attention from normal daily operations of the business; and the potential loss of key employees of the acquired company. Failure to manage growth effectively and successfully integrate acquisitions made by us could materially harm our business and operating results.

Stock Volatility and Stock Repurchases. The trading price of our common stock tends to be volatile. The stock market in general, and the market for technology companies in particular, has, from time to time, experienced extreme volatility that often has been unrelated to the operating performance of particular companies. These broad market and industry fluctuations may significantly affect the trading price of our common stock, regardless of our actual operating performance. The trading price of our common stock could be affected by a number of factors, including: changes in expectations of our future financial performance; changes in securities analysts' estimates (or the failure to meet such estimates); announcements of technological innovations; customer relationship developments; conditions affecting our targeted markets in general; and quarterly fluctuations in our revenue and financial results. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has been instituted. Such litigation is expensive, and legal expenses and settlements may adversely affect our results of operations. We are involved in a number of class action proceedings. For a description of certain legal matters, see generally Part I – Item 3, Legal Proceedings.

In addition, in February 2003, we announced a program to buy back up to 10,000,000 shares of our common stock. During fiscal year 2005, purchases of 1,836,600 shares of our common stock were made by or on behalf of Scientific-Atlanta. As of July 1, 2005, there were 7,604,700 shares available that may yet be purchased under the February 2003 stock repurchase plan. We expect to continue to repurchase our common stock under this plan from time to time in the open market or in private transactions. However, such repurchases are subject to market conditions and restrictions under the federal securities laws, including requirements under Rules 10b-5 and 10b-18 of the Securities Exchange Act of 1934.

Use of Estimates and Assumptions in Preparation of Financial Statements. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. We base our estimates and judgments on historical experience and various other factors we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions. The most significant estimates and assumptions relate to revenue recognition, the adequacy of receivable, inventory and tax reserves, deferred tax allowances, asset impairments and accrued liabilities and other liabilities, principally relating to warranty provisions and the pension benefit liability. Changes in these estimates and assumptions could have a significant impact on our operating results. These risks are discussed in greater detail in Management's Discussion and Analysis of Financial Condition and Results of Operations, Critical Accounting Policies.

Uncertain Legal Environment. We believe that we operate in an uncertain legal environment and that our legal environment is becoming increasingly litigious. Such litigation is expensive, and legal expenses and settlements may adversely affect our results of operations. For a description of legal matters, see generally Part I – Item 3, Legal Proceedings.

EXHIBIT 99.2

Glossary of Terms

AO Rate	Additional Outlet Rate. The average number of set-tops per home in a cable system.
ASIC	Application Specific Integrated Circuit. Combines many functions onto one microchip and is designed for a special application or protocol.
All Digital Network	A network that transmits television content in a digital format only, thus eliminating the analog broadcast.
Amplifier	A device that boosts the strength of an electronic signal.
Analog	An electronic or optical signal that varies in a continuous manner. Also, a device that sends or receives such a signal.
Analog Transport	Transmission network equipment that conveys information in the form of analog signals.
Bandwidth	(1) A measure of frequency use or capacity. (2) A measure of frequency width of a transmission channel. (3) *Colloquially*: The data rate of a digital signal.
Broadband	A characteristic of a network that indicates that a wide band of frequencies is available. A large amount of information can be carried by multiplexing and transmitting on many different frequencies simultaneously. Sometimes used more narrowly to describe cable modem service or DSL (digital subscriber line) service from a telephone company.
Broadband Service Provider	A company that provides video, voice, and data services over a high-capacity network.
CATV	Community Antenna Television, sometimes also an abbreviation for "Cable Television."
CE	A European Union standards certification that covers a large range of product characteristics. Adopted in 1996 as a homogenization of various individual European standards into one set of standards for the European Union. A manufacturer of a product provides a Declaration of Conformity stating which specific directives the product has been successfully tested to.
CLEC	Competitive Local Exchange Carrier. A telephone company that competes with the incumbent local exchange carrier (ILEC), such as a Regional Bell Operating Company (RBOC).
CMTS	Cable Modem Termination System. The device at the headend that provisions and communicates with cable modems over a hybrid fiber coax network.
CableCARD	A removable security module which, when inserted in an OpenCable certified set-top, television, or other device, enables delivery of digital video programming and other services.
CableLabs	Cable Television Laboratories. A research consortium sponsored by cable television operators.
Cable Modem	A consumer electronics device that provides data communications services which are considerably faster than those available through a dial-up telephone modem.

Commercial Services	Voice and data communication services offered to business customers, rather than to consumers.
Compression	A method for compacting the digital representation of a signal for more efficient transmission or storage.
Conditional Access	A system that provides selective access to programming to individual customers in exchange for payment.
DBS	Direct Broadcast Satellite. The generic term used to describe companies that provide video services to consumers' homes via satellite transmission.
DOCSIS	Data Over Cable Service Interface Specifications. DOCSIS is the cable television industry's standard for cable modems.
DOCSIS 1.0	The first version of the DOCSIS protocol standard.
DOCSIS 1.1	The second version of the DOCSIS protocol standard, which contains quality of service (QoS) traffic management functions as well as cable modem authentication extensions.
DOCSIS 2.0	The third version of the DOCSIS protocol standard, developed to significantly increase the upstream data carrying capacity.
DSL	Digital Subscriber Line. Technology that enables high-speed data transmission over a twisted-pair copper telephone line.
DVD	Digital Versatile Disk. A consumer electronics technology that can read information from a removable plastic disk. This information may be data for a computer program or video or other multimedia content.
DVR	Digital Video Recorder. A set-top containing a hard disk that is capable of locally storing video content and allowing a consumer to pause or rewind live television.
Die-casting	An enclosure, typically made of cast aluminum, which is used to protect sensitive optoelectronic and electronic equipment from precipitation and humidity.
Digital Interactive Set-top	A cable television terminal that receives a video signal that is transmitted across a network as a series of 1s and 0s, instead of as a continuously varying electronic signal. A digital interactive set-top also allows the consumer to access interactive applications, such as video-on-demand and subscription video-on-demand.
Digital Interactive Television	A television service that allows the consumer to access a broad range of applications which permit the user to select or alter content or information presentation, such as video-on-demand and subscription video-on-demand.
Digital Simulcast	The method of simultaneously broadcasting analog channels in a digital format. This allows consumers using a digital set-top device to receive all of their content in a digital format.
Digital Transport	Transmission network equipment that conveys information by representing signals as a series of 1s and 0s, instead of as a continuously varying electronic signal.
Digital Video	Video that is transported across a network as a series of 1s and 0s, instead of as a continuously varying electronic signal and typically uses compression techniques to reduce the bandwidth required for transmission or storage.

Digital Video Recorder	A device that receives video from a network and provides for the storage of video on a disk drive in a manner that enables the user to recall the video for presentation at a later time or repetitively. Allows the user to pause or delay the viewing of live television content.
eMTA	Embedded Multimedia Terminal Adapter. A cable modem that is capable of connecting a telephone to the network.
Electronic Program Guide	A component of an entertainment system that provides information about content offerings, including time of showing, on the display device on which the user accesses the content.
Encoder	Electronic equipment that converts analog video and audio into digital video and audio for transmission across a satellite or cable network.
Encryption	A form of encoding transmitted data for security purposes and which typically requires a decryption "key" to decipher the transmission upon receipt.
Ethernet	The most prevalent local area network technology.
Euro-DOCSIS	The European version of the Data Over Cable Service Interface Specifications. DOCSIS is the cable television industry's standard for cable modems.
FTTC	Fiber to the Curb. A network in which signals are transmitted over optical fiber from a central office to small groups of homes. Over the remaining distance, the signals are transmitted over twisted-pair copper telephone wires.
FTTP	Fiber to the Premises. A network in which signals are transmitted over optical fiber from a central office to the side of each home or business.
FTTX	Fiber to the "X". A network architecture in which signals are transmitted over optical fiber either to a node or to the customers' premises, and deliver video, voice and data content to the ultimate end-users' homes and/or businesses.
Frequency	The number of times a complete electrical or electromagnetic wave cycle occurs in a fixed unit of time, usually one second.
GaAsFET	Gallium Arsenide Field-Effect Transistor. A specialized type of field-effect transistor that is used in amplifier circuits at very-high, ultra-high, and microwave radio frequencies.
GigaQAM	Gigabit Ethernet QAM Modulator. A Scientific-Atlanta product that is used for delivery of video-on-demand services. A GigaQAM is a single piece of electronic equipment that has four modulators, each of which outputs four 6-MHz RF channels, and can translate signals received from IP-based networks to cable networks. QAM, or Quadrature Amplitude Modulation, is the standard digital modulation technique used for entertainment and data services in cable television systems.
H.264	An advanced video compression encoding technique that produces greater compression than the commonly used MPEG-2 standard. It extends the basic MPEG-2 approach.
HFC	Hybrid Fiber Coax. A network in which signals are transmitted over optical fiber to a neighborhood and then over coaxial cable to individual homes.
Headend	The cable operator's building in which all content (video, voice, and data) is received, and signals are processed and converted for distribution over the cable network. Also refers to equipment that performs these functions.

High-definition Television or HDTV	A digital television set that displays video with at least twice the resolution of traditional analog television sets which produces a picture with greater detail and supports a 16x9 aspect ratio for wider picture formats.
High-speed Data	A generic term that is used to describe consumer data communications services that are considerably faster than those available through a dial-up telephone modem. Cable modem and the phone companies' DSL (Digital Subscriber Line) service are examples of high-speed data services.
Home Entertainment Server	A digital set-top device that includes an integrated hard drive. These devices allow users to record program content so that it may be viewed at a time when it is convenient. This device also allows users to pause, fast-forward and/or rewind live television broadcasts and enables content stored on the hard drive to be shared with other digital set-tops located in a user's home.
Hub	A physical location (building) at which content is aggregated and subsequently distributed throughout a service provider's local network. Multiple hubs typically receive information from one central headend.
ILEC	An incumbent local exchange carrier, such as a Regional Bell Operating Company (RBOC).
IP	Internet Protocol. The worldwide de facto suite of standards and protocols for data communications.
IPTV	Internet Protocol Television. The system by which video content is delivered to end-users via an Internet Protocol based network using routers and switching technologies.
Integrated Receiver and Decoder	Electronic equipment that can receive a satellite signal through an appropriate antenna and convert the signal into a format for further processing and transmission on a cable system or for viewing on a television set.
Interactive Program Guide	A component of an entertainment system that provides information about content offerings, including time of showing, on the display device on which the user accesses the content.
MQAM	Multi QAM Modulator. A Scientific-Atlanta product that is used for delivery of video-on-demand services. MQAMs combine four modulators into a single piece of electronic equipment. QAM, or Quadrature Amplitude Modulation, is the standard digital modulation technique used for entertainment and data services in cable television systems.
MSO	Multiple System Operator. A cable television company that operates more than one cable television system.
MPEG-2	A video compression standard commonly used by cable television operators and direct broadcast satellite providers to provide digital video services.
MPEG-4 part 10	An advanced video compression encoding technique that produces greater compression than the commonly used MPEG-2 standard. It extends the basic MPEG-2 approach.
MTA	Multimedia Terminal Adapter. The device in a PacketCable network that connects the subscriber equipment (such as a telephone) to the network.
Modem	A data communications device that accepts a digital signal, then converts (or "modulates") it into an analog signal that another modem can convert back (or "demodulate") into digital form.

Modulator	Electronic equipment that modifies characteristics of a carrier signal (such as frequency or amplitude) to add information to the signal.
Multimedia	Information that contains multiple formats, such as video, audio, data, and images sometimes with multiple simultaneous displays and often provides opportunities for user interaction.
NGNA	Next Generation Network Architecture. An effort sponsored by several large cable operators to define transmission and set-top requirements for future all-digital networks.
Node	A node is the termination of the cable operator's optical network. It converts an optical signal, received from the headend, into an electrical signal, which is sent over coaxial cable to consumers' homes. It also receives electrical signals from consumers' homes and converts them into optical signals for transmission back to the headend.
OCAP	OpenCable Application Platform. A software interface specification for portable, interactive applications and services.
OpenCable	An initiative seeking to establish a common set of requirements for interoperable digital set-top boxes, television receivers, and other advanced digital devices manufactured by multiple vendors.
Optical Transmitter	A laser and related components that convert electrical signals to optical signals.for transmission through a fiber-optic network.
Optical Transport	Transmission network equipment that conveys optical signals, rather than electronic signals.
Optoelectronics	Equipment that contains both optical and electronic components and that performs functions which enable transmission of signals across a network.
Overlay	To install a digital video system that coexists in the same network with an existing digital video system.
PacketCable	A CableLabs-led initiative to develop interface specifications for networks to enable multimedia services such as IP telephony, multimedia conferencing, interactive gaming, and general multimedia applications.
Passive	A component (of a network or device) that requires no external source of power for it to function.
Plug and Play	Rules adopted by the Federal Communications Commission designed to ensure that most cable systems are compatible with digital television receivers and related consumer electronics equipment.
QAM Modulator	Electronic equipment that converts a digital signal into a format that can be carried on a cable television system. QAM, or Quadrature Amplitude Modulation, is the standard digital modulation technique used for entertainment and data services in cable television systems.
QPSK	Quadrature Phase Shift Keying. A digital frequency modulation technique used for sending data over networks.
Radio Frequency	An electronic signal which, when found on a cable television network, typically has a frequency between 5MHz and 1000 MHz.
RBOC	Regional Bell Operating Company.

RF	Radio Frequency. Analog electrical signals sent over a cable network in the range of 5 to 1000 MHz.
RF Amplifier	Electronic equipment that strengthens an electronic signal that has weakened due to transmission over some distance of coaxial cable in a cable television network.
Receiver	Electronic or optical equipment that can receive signals on a network and process them for further transmission or presentation.
Reverse Path	The communications channel over a cable network from the consumer's home to the headend.
Router	A network device that connects two or more recognized computer networks to each other.
SMPTE	The Society of Motion Picture and Television Engineers - an international professional association, based in the United States of America, of engineers working in the motion imaging industries.
Satellite Transponder	Electronic equipment on a satellite in orbit that receives a signal and then re-broadcasts the signal to multiple receivers dispersed across a broad geographic area.
Set-top Box	An electronic device that may be used in a customer's home to enable video services.
Signal Scrambling	Techniques used to make electronic signals more difficult to receive without authorization.
Standard Definition Television (SDTV)	A digital television format that provides a picture quality similar to digital versatile disk (DVD). Unlike HDTV, SDTV has a lower range of resolutions and no defined aspect ratio. Additionally, compressed SDTV signals require approximately one-fifth the bandwidth required by compressed HDTV signals.
Statistical Multiplexer	Electronic equipment that combines together multiple digital signals in such a way to make more efficient use of a transmission network.
Subscriber	A household or business that legally receives and pays for cable and/or pay television service for its own use.
Subscription Video-on-Demand	A cable television service that allows access at the time of the consumer's choosing to a variety of programs which are stored on disk drives in the cable operator's network.
Switched Digital Broadcast	A cable television service that deletes unwatched channels from the digital broadcast stream and then automatically switches a channel back on once a subscriber selects it. This technique frees unused bandwidth for other services.
Switched Digital Video (SDV)	Digital video transmission received over a switched network.
Systems Integration	A service in which hardware and software products, often from multiple suppliers, are combined to create a complex network or system.
Taps	A device that connects a coaxial cable to one or more drop cables, which then carry the signal directly into the consumers' homes.
Transmission Plant	The optoelectronic and electronic equipment, together with the optical fiber and coaxial cable that connect a headend to consumers' homes.

Transmission Plant Upgrade	A process, often including significant construction activities, through which the capacity of a cable television network is increased.
Tuner	An electronic device that can select a desired signal from a network that simultaneously carries a large number of signals. The desired signal may contain a television channel, a high-speed data communications signal for a cable modem, or a voice signal.
Up-conversion	The process of changing the frequency of a signal before inserting it into a transmission network.
VC-1	VC-1 is the informal name of the draft SMPTE standard describing a video codec based on Windows Media Video version 9.
VCR	Video Cassette Recorder. A consumer electronics device that allows video to be played from, or recorded to, a cassette containing a spool of magnetic tape.
VoIP	Voice over Internet Protocol. A telephone service in which the signals are transmitted in packet-switched networks based on Internet Protocol (IP), rather than on traditional circuit switched networks.
Video-on-Demand	A cable television service that, for a transaction fee, allows a consumer to access and control playout of a variety of programs which are stored on disk drives in the cable operator's network.
Voice Modem	A cable modem with an eMTA that enables an end-user to receive telephone (and high-speed data) service via the cable operator's DOCSIS-based platform.

Shareholder and Compliance

Information

Shareholder Information

Copies of the Annual Report that are sent to shareholders contain a Form 10-K for fiscal year 2005; other copies contain only summary financial information. To obtain a separate copy of the Form 10-K or the most recently filed Form 10-Q, without charge, please log on to www.scientificatlanta.com or write to us at:

Investor Relations
Scientific-Atlanta, Inc.
5030 Sugarloaf Parkway
P.O. Box 465447
Lawrenceville, GA 30042-5447

Or call us at:
877.4.SFA.INFO (877.473.2463)

Security analysts and investment professionals should direct their inquiries to the above address to the attention of:

Thomas B. Robey
Vice President, Investor Relations
770.236.4608
e-mail: tom.robey@sciatl.com

Annual Meeting

Thursday, November 3, 2005
9:00 a.m.
Scientific-Atlanta, Inc.
5030 Sugarloaf Parkway
Lawrenceville, GA 30044
770.236.5000

Stock Exchange Listing

New York Stock Exchange
Ticker Symbol: SFA

Transfer Agent

Our transfer agent is responsible for our shareholder records, issuance of stock certificates and distribution of dividends and IRS Form 1099s. Your requests, as shareholders, concerning these matters, are most efficiently answered by communicating directly with The Bank of New York:

800.524.4458
212.815.3700 (outside the U.S.)
888.269.5221 (TDD phone)

Address shareholder inquires to:
Investor Services Department
P.O. Box 11258
Church Street Station
New York, NY 10286

e-mail address:
shareowners@bankofny.com

The Bank of New York's Stock Transfer Website: www.stockbny.com

Send certificates for transfer and address changes to:
Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Compliance Information

Scientific-Atlanta maintains a confidential reporting mechanism that permits employees and other interested parties to report possible violations of law, company policy or government regulations directly to senior corporate management. Anonymous reports will receive equal consideration.

To make a report, please contact:
Michael R. Stolorena
Vice President and
Chief Compliance Officer
Scientific-Atlanta, Inc.
5030 Sugarloaf Parkway
P.O. Box 465447
Lawrenceville, GA 30042-5447

e-mail: compliance@sciatl.com

866.598.2666
770.236.4839 (outside the U.S.)

In addition, the Audit Committee of the Board of Directors has established a separate dedicated hotline, administered by an independent third party, to receive on a confidential, anonymous basis any concerns regarding financial statement disclosures, accounting, internal accounting controls or auditing matters.

To make a report, please call:
888.339.6397

Certifications

In accordance with Section 303A.12(a) of the New York Stock Exchange (NYSE) Listed Company Manual, we submitted to the NYSE on December 2, 2004 our CEO's annual certification that he was not aware of any violation by the Company of NYSE corporate governance listing standards. Additionally, contained in Exhibits 31.1 and 31.2 of this annual report are our CEO's and CFO's certifications regarding the quality of our public disclosure under Section 302 of the Sarbanes-Oxley Act of 2002.

Forward-Looking Statements

This document may contain "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. We caution investors that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in the company's forward-looking statements. The cautionary statements of our company, contained in Exhibit 99.1 to our Annual Report on Form 10-K for the fiscal year ended July 1, 2005, which was filed with the Securities and Exchange Commission, are incorporated into this document by reference. Investors are referred to such cautionary statements for a description of factors which could affect our operations and any forward-looking statements in this document.

© 2005 Scientific-Atlanta, Inc. All rights reserved.
Scientific-Atlanta, Scientific Atlanta, the Scientific-Atlanta logo, Explorer, PowerKEY and PowerTV are registered trademarks, and Multi-Room, MCP-100, 8300DVB, 8000 and 8300 are trademarks of Scientific-Atlanta, Inc. ROSA is a trademark of Scientific-Atlanta N.V. All other brand and product names are the property, and may be trademarks of their respective owners.

Room photo locations courtesy of Bang & Olufsen and Dalia Kitchen Design, Boston, Massachusetts.


Scientific
Atlanta

Scientific-Atlanta, Inc.
5030 Sugarloaf Parkway
P.O. Box 465447
Lawrenceville, Georgia 30042-5447 USA
770.236.5000

www.scientificatlanta.com